As filed with the Securities and Exchange Commission on June 8, 2004
Registration Statement No. 333-112829

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to
Form S-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

WellCare Group, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	6324	47-0937650
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6800 North Dale Mabry Highway, Suite 268

Tampa, Florida 33614
(813) 290-6200
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Mr. Todd S. Farha

President and Chief Executive Officer
WellCare Group, Inc.
6800 North Dale Mabry Highway, Suite 268
Tampa, Florida 33614
(813) 290-6200
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Stephen A. Riddick, Esq. Jason T. Simon, Esq. Greenberg Traurig, LLP 800 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20006 (202) 331-3100	Dennis M. Myers, P.C. Kirkland & Ellis LLP 200 East Randolph Drive Chicago, Illinois 60601 (312) 861-2000	Leslie N. Silverman, Esq. Cleary, Gottlieb, Steen & Hamilton One Liberty Plaza New York, New York 10006 (212) 225-2000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

      If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price Per	Aggregate Offering	Amount of
Securities to be Registered	Registered(1)	Share(2)	Price(2)	Registration Fee(3)

Common Stock, par value $.01 per share	8,433,333	$16.00	$134,933,328	$17,096

(1)	Includes 1,100,000 shares that the underwriters have the option to purchase from the selling stockholder to cover over- allotments, if any.

(2)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.

(3)	$12,670 previously paid.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Dated                           , 2004

                                    Shares

COMMON STOCK

WellCare Group, Inc. is offering 7,333,333 shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $14.00 and $16.00 per share.

We have applied to list our common stock on the New York Stock Exchange under the symbol “WCG.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

PRICE $            A SHARE

Underwriting
		Discounts and	Proceeds to
	Price to Public	Commissions	WellCare

Per Share	$	$	$
Total	$	$	$

The selling stockholder has granted the underwriters the right to purchase up to an additional 1,100,000 shares to cover over-allotments. We will not receive any proceeds from the sale of shares of common stock by the selling stockholder.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on                     , 2004.

MORGAN STANLEY

SG COWEN & CO.

UBS INVESTMENT BANK

WACHOVIA SECURITIES

                    , 2004.

WellCare®
HEALTH PLANS, INC.

The WellCare Group of Companies

WellCare Staywell HealthEase Preferred*One* Harmony	WellCare is committed to making quality and affordable heathcare services easily accessible to consumers. We specialize in providing care to those who receive their health benefits through government programs such as Medicaid, Medicare and other programs.

THE COMMON SENSE APPROACH TO HEALTHCARE

      You should rely only on the information contained in this prospectus. We and the selling stockholder have not authorized anyone to provide you with information that is different from that contained in this prospectus. We and the selling stockholder are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of when this prospectus is delivered or when any sale of our common stock occurs.

      Until                     , 2004, all dealers that buy, sell or trade shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

      This summary highlights selected information contained elsewhere in this prospectus. It does not contain all of the information that may be important to you. You should read the following summary together with the more detailed information regarding our company, the common stock being sold in this offering and our consolidated and combined financial statements, including the notes to those statements, appearing elsewhere in this prospectus.

Our Business

      We arrange for the delivery of healthcare services, also known as “managed care services,” targeted exclusively to government-sponsored healthcare programs, focusing on Medicaid and Medicare. We have centralized core functions, such as claims processing and medical management, combined with marketing and provider relationships tailored to the local markets where we operate. We believe that this approach allows us to provide high-quality, affordable healthcare services to our members and offer cost saving opportunities to the states we serve, while maintaining mutually beneficial relationships with our providers and our regulators. We also believe that our approach to the delivery of managed care services will allow us to effectively grow our business, both through organic growth and acquisitions.

      We operate health plans in Florida, New York, Connecticut, Illinois and Indiana. In Florida, as of March 31, 2004, we served more than 495,000 members, and operated the two largest Medicaid managed care plans. In New York and Connecticut, as of March 31, 2004, we served approximately 60,000 and 26,000 members, respectively. As a result of our recent acquisition of Harmony Health Systems, Inc., we currently serve approximately 54,000 members in Illinois and 30,000 members in Indiana.

Our Markets and Opportunities

      The market for government-sponsored healthcare programs in the United States is large and growing. In 2002, Medicaid covered 40.1 million enrollees and Medicare covered 40.5 million enrollees, according to the federal government’s Centers for Medicare & Medicaid Services, or CMS. Enrollment in Medicaid managed care programs has grown rapidly in recent years, from 13.3 million, or 40% of enrollees, in 1996 to 23.1 million, or 58% of enrollees, in 2002, according to CMS. These managed care programs generally arrange for the delivery of an array of healthcare services to members at a fixed monthly payment per member.

      We are the largest provider of Medicaid managed care services in the State of Florida, where we also operate a large Medicare plan. In 2003, we added approximately 44,000 members to our State Children’s Health Insurance Program, or SCHIP, known in Florida as Healthy Kids. Florida has approximately 2.1 million Medicaid enrollees, according to CMS, which includes beneficiaries under the Supplemental Security Income and the Temporary Assistance to Needy Families programs. Florida also has 2.9 million Medicare enrollees, the second largest population of any state. Based on our history of providing quality managed care services in Florida, we believe we are well positioned to continue increasing our membership in the state.

      Our health plans in New York and Connecticut have experienced significant membership growth under our management. During 2003, our membership in New York grew approximately 23% to nearly 56,000 members, and our membership in Connecticut grew approximately 39% to nearly 24,000 members. We believe that both of these states are attractive markets for growth. We believe that the New York market opportunity is substantial, with approximately 3.4 million Medicaid and 2.7 million Medicare enrollees, according to CMS.

      In June 2004, we acquired Harmony Health Systems, Inc., a provider of Medicaid managed care plans in Illinois and Indiana. See “— Recent Developments.” We plan to leverage our approach to the delivery of managed care programs by expanding our Medicaid, Medicare and other products in our current markets and in additional counties and states.

Our Competitive Advantages

      We operate health plans focused on government-sponsored healthcare programs. We believe the following are among our key competitive advantages:

      Leading Market Presence. We are the leading Medicaid provider in Florida, with a market share of approximately 50% and over 452,000 Medicaid managed care enrollees, and are also the leading provider of Medicaid managed care services in Illinois. We believe that this strong market position provides us with numerous strategic advantages, including enhanced economies of scale, extensive provider networks in our core markets, strong relationships with state and local agencies and the ability to provide a broad range of government-sponsored healthcare programs.

      Diversified Government Healthcare Programs. We offer managed care services for a diversified range of government programs, including the SCHIP, Supplemental Security Income and Temporary Assistance to Needy Families Medicaid programs and Medicare. This approach helps reduce the impact of rate reductions or other adverse changes affecting any one of these programs. We believe that our experience in serving a broad range of enrollees in Medicaid, Medicare and related programs positions us to capitalize on growth opportunities within the market for government-sponsored healthcare programs.

      Centralized and Scalable Operations. We have centralized our medical management programs, claims processing, member services, information technology, regulatory compliance and pharmacy benefits programs. Centralizing these functions and operating on a single platform permit management to better assess and control medical costs. Our administrative and information services have been designed to be scalable to accommodate growth, while allowing targeted marketing and provider services tailored to local markets.

      Strong Relationships with Government Agencies. We work closely with the government agencies that regulate us to develop the products and services that we offer. Our relationships with these government agencies enable us to deliver high-quality, affordable healthcare services to our members and create cost saving opportunities for the states in which we operate, many of which currently are facing budgetary pressures. By demonstrating our ability to provide quality, cost-effective services, we believe government agencies will remain committed to the growth of managed care as a means to control rising healthcare expenditures.

      Partnerships with Providers. We seek to enter into mutually beneficial arrangements with our providers, which help them to develop their practices. We provide quality service and strive to be a low hassle partner in developing and maintaining strong relationships with our providers. As a result of this approach, we have established a broad provider network that includes over 22,000 physicians and specialists and 350 hospitals.

      Integrated Medical Management. We employ a coordinated, integrated approach to medical management in order to provide appropriate care to our members, contain costs and ensure an efficient delivery network. Our focus is to ensure that members receive the appropriate care in a timely manner and in the appropriate healthcare delivery setting. Key elements of our medical management strategy include a focus on preventative care, careful management of outpatient, inpatient and other services and case and disease management. We believe that this approach allows us to improve medical outcomes for our members, resulting in cost savings for the states in which we operate.

Our Growth Strategy

      Our objective is to be the leading provider of managed care services for government-sponsored healthcare programs. To achieve this objective, we intend to:

•	expand our Medicaid business within existing markets;

•	leverage our established Medicaid businesses to develop Medicare plans; and

•	enter new markets through internal growth and acquisitions.

Additional Considerations

      We arrange for the delivery of healthcare services through a limited number of contracts with government agencies, and any termination of, or failure to renew, our existing government contracts could materially reduce our revenues and profitability. Because the premiums we receive are established by contract, our profitability depends in large part on our ability to predict and effectively manage the costs of healthcare services delivered to our members. In addition, our operating results depend significantly on Medicaid and Medicare program funding, premium levels, eligibility standards, reimbursement levels and other regulatory requirements established by the federal government and the governments of the states in which we operate. We are subject to extensive government regulation, and any violation of the laws and regulations applicable to us could adversely affect our operating results. Our operating results are also heavily dependent on the continued profitability of our operations in Florida, which account for a significant portion of our revenues. For a discussion of these and other risks relating to our business and an investment in our common stock, see “Risk Factors” beginning on page 7.

Recent Developments

      Harmony Acquisition. In June 2004, we acquired Harmony Health Systems, Inc., a provider of Medicaid managed care plans in Illinois and Indiana. Harmony, through a wholly-owned subsidiary, operates the largest Medicaid managed care plan in Illinois, serving over 54,000 members in that State and over 30,000 members in Indiana. The purchase price for the acquisition was approximately $50.3 million in cash, after deducting (i) pre-closing cash distributions made by Harmony to its equityholders and (ii) certain transaction expenses incurred by Harmony or its shareholders. The purchase price will be either increased or reduced, as applicable, by the amount of any excess or shortfall in the amount of Harmony’s reserves for medical claims as of December 31, 2003 compared to medical claims actually incurred as of that date, as measured on or about December 31, 2004.

      New Credit Facilities. In May 2004, we entered into an agreement pursuant to which we obtained two new senior secured credit facilities, consisting of a term loan facility in an amount of $160 million and a revolving credit facility in the amount of $50 million, of which $10 million is available for short-term borrowings on a swingline basis. These facilities are being provided by a group of banks and other financial institutions led by Credit Suisse First Boston and Morgan Stanley Senior Funding, Inc. We used a portion of the proceeds of the term loan facility to prepay $85 million of the outstanding principal balance of a promissory note we issued to the stockholder representative of the parties that sold our Florida operations to us, including Rupesh Shah, our Senior Vice President, Market Expansion, and his spouse. We used the remaining proceeds of the term loan facility to prepay additional indebtedness, to pay the purchase price for the Harmony acquisition and to pay transaction fees. The term loan facility will mature in May 2009, and the revolving credit facility will mature in May 2008.

Our Company

      We were formed in May 2002 to acquire the WellCare group of companies. In July 2002, we completed the acquisition of our current businesses through two concurrent transactions. In the first, we acquired our Florida operations, including our Well Care HMO and HealthEase subsidiaries, in a stock purchase from several individuals. In the second transaction, we acquired The WellCare Management Group, Inc., a publicly-traded holding company and the parent company of our New York and Connecticut operations, through a merger of that company into a wholly-owned subsidiary of ours. See “Management’s Discussion and Analysis of Financial Condition and Operations — Corporate History and WellCare Acquisitions.”

      Since our inception, we have operated through a holding company that is a limited liability company. As described in “Reorganization as a Corporation,” our holding company will become a Delaware corporation immediately prior to the closing of this offering. At that time, our name will be changed to WellCare Health Plans, Inc.

      Our principal executive offices are located at 6800 North Dale Mabry Highway, Suite 268, Tampa, Florida 33614, and our telephone number is (813) 290-6200. Our website is www.wellcare.com. Information contained on our website or links to our website do not constitute a part of this prospectus.

      References in this prospectus to “WellCare,” “we,” “our” and “us,” for periods prior to the closing of this offering, refer to WellCare Holdings, LLC, a Delaware limited liability company, and as of the closing and thereafter, to WellCare Group, Inc., a Delaware corporation, together in each case with our subsidiaries and any predecessor entities unless the context suggests otherwise.

      The WellCare trademark and design appearing on the front cover of this prospectus are registered trademarks of The WellCare Management Group, Inc., one of our wholly-owned subsidiaries.

The Offering

Common stock offered by us	7,333,333 shares

Over-allotment option offered by the selling stockholder	1,100,000 shares

Common stock to be outstanding after this offering	36,561,314 shares

Use of proceeds	We intend to use the net proceeds of this offering to provide additional long-term capital to support the growth of our business, which may include select acquisitions. We will not receive any proceeds from the sale of shares by the selling stockholder. See “Use of Proceeds.”

Proposed New York Stock Exchange symbol	WCG

      Except as otherwise noted, the number of shares to be outstanding after this offering excludes:

•	1,552,794 shares of common stock issuable upon the exercise of outstanding options, of which 96,330 shares are exercisable as of June 1, 2004;

•	4,573,693 shares of common stock reserved for future issuances under our equity incentive plan; and

•	381,141 shares of common stock reserved for future issuances under our employee stock purchase plan.

      Except as otherwise noted, all information in this prospectus is based on the following assumptions:

•	the underwriters do not exercise their over-allotment option; and

•	the conversion of WellCare Holdings, LLC into a corporation immediately prior to the closing of this offering, with all limited liability company units being converted into shares of common stock using a conversion ratio based upon an assumed initial public offering price of $15.00 per share, which is the mid-point of the anticipated range.

SUMMARY CONSOLIDATED AND COMBINED FINANCIAL DATA

      The following table sets forth our summary financial data. This information should be read in conjunction with our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The as adjusted balance sheet data gives effect to the sale of 7,333,333 shares of common stock at an assumed initial public offering price of $15.00 per share, less the estimated underwriting discounts, commissions and estimated offering expenses payable by us. WellCare, as it existed prior to the July 31, 2002 acquisition of the WellCare group of companies, is referred to as “Predecessor.” WellCare, as it existed on and after July 31, 2002, is referred to as “Successor.”

	Predecessor				Successor

				Seven-Month	Five-Month		Three Months Ended
	Year Ended December 31,			Period Ended	Period Ended	Year Ended	March 31,
				July 31,	December 31,	December 31,
	1999	2000	2001	2002	2002	2003	2003	2004

	(in thousands, except per unit/share data)						(unaudited)
Consolidated and Combined Statements of Income (Loss):
Revenues:
Premium:
Medicaid	$152,543	$272,497	$451,210	$329,164	$267,911	$740,078	$174,882	$216,120
Medicare	27,212	72,992	233,626	170,073	120,814	288,330	70,334	84,560
Other(1)	84,299	80,430	55,027	17,976	9,928	14,444	5,410	570

Total premium	264,054	425,919	739,863	517,213	398,653	1,042,852	250,626	301,250
Investment income	10,592	4,141	8,949	2,460	3,038	2,561	775	451
Other	—	1,407	1,472	359	114	569	156	135

Total revenues	274,646	431,467	750,284	520,032	401,805	1,045,982	251,557	301,836
Expenses:
Medical benefits:
Medicaid	115,046	202,876	364,293	274,672	222,007	609,233	151,778	183,062
Medicare	25,727	78,542	219,505	145,768	107,384	238,933	57,606	67,969
Other(2)	90,138	86,818	53,708	14,484	12,372	12,887	4,633	404

Total medical benefits	230,911	368,236	637,506	434,924	341,763	861,053	214,017	251,435
Selling, general and administrative	35,201	70,050	86,279	54,492	45,384	126,106	27,319	36,791
Depreciation and amortization	2,171	1,913	2,234	1,239	3,734	8,159	2,732	1,659
Interest	6,126	1,785	2,860	1,446	1,462	10,172	1,579	2,265

Total expenses	274,409	441,984	728,879	492,101	392,343	1,005,490	245,647	292,150

Income (loss) before income taxes	237	(10,517)	21,405	27,931	9,462	40,492	5,910	9,686
Income tax expense(3)	—	—	—	—	4,805	16,955	2,482	3,864

Net income (loss)	$237	$(10,517)	$21,405	$27,931	$4,657	$23,537	$3,428	$5,822

Net income attributable per common unit:
Net income attributable per unit — basic					$0.09	$0.66	$0.07	$0.15
Net income attributable per unit — diluted					$0.08	$0.60	$0.07	$0.13
Pro forma net income per common share:
Basic						$0.84		$0.20
Diluted						$0.77		$0.17

	Predecessor				Successor

				Seven-Month	Five-Month		Three Months Ended
	Year Ended December 31,			Period Ended	Period Ended	Year Ended	March 31,
				July 31,	December 31,	December 31,
	1999	2000	2001	2002	2002	2003	2003	2004

	(in thousands, except per unit/share data)						(unaudited)
Pro forma common shares outstanding:
Basic						20,855,914		21,460,625
Diluted						22,832,795		24,994,106

	As of December 31,					As of March 31,

	1999	2000	2001	2002	2003	2003	2004

Operating Statistics:
Medical benefits ratio— consolidated(4)	87.4%	86.5%	86.2%	84.8%	82.6%	85.4%	83.5%
Medical benefits ratio— Medicaid(4)	75.4%	74.5%	80.7%	83.2%	82.3%	86.8%	84.7%
Medical benefits ratio— Medicare(4)	94.5%	107.6%	94.0%	87.0%	82.9%	81.9%	80.4%
Medical benefit ratio— other(4)	106.9%	107.9%	97.6%	96.2%	89.2%	85.6%	70.9%
Selling, general and administrative expense ratio (5)	12.8%	16.2%	11.5%	10.8%	12.1%	10.9%	12.2%
Members— consolidated	157,000	317,000	374,000	470,000	555,000	482,000	581,000
Members— Medicaid	106,000	256,000	323,000	420,000	512,000	435,000	537,500
Members— Medicare	5,000	20,000	35,000	42,000	42,000	41,000	43,000
Members— commercial	46,000	41,000	16,000	8,000	1,000	6,000	500

						As of
						March 31, 2004

							As
	1999	2000	2001	2002	2003	Actual	Adjusted(6)

	(in thousands)					(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$35,658	$107,730	$129,791	$146,784	$237,321	$198,799	$298,799
Total assets	75,765	173,007	221,456	409,504	497,107	472,340	572,340
Long-term debt (including current maturities)(6)	6,370	1,174	154	156,295	135,755	132,442	132,442
Total liabilities(6)	82,449	180,186	199,411	334,587	397,530	366,681	366,681
Total stockholders’ equity (deficit)(7)	(6,684)	(7,179)	22,045	74,917	99,577	105,659	205,659

(1)	Other premium revenue relates to our commercial business, which is no longer marketed.
(2)	Other medical benefits relates to our commercial business, which is no longer marketed.
(3)	Income tax expense was not recorded by the Predecessor because its tax structure included entities that had elected subchapter S status under the Internal Revenue Code, the income of which was taxed at the stockholder level, as well as entities that were subject to tax, but did not generate tax liabilities or benefits due to operating losses. Pro forma tax expense for each of the years 1999, 2000, 2001, and the seven months ended July 31, 2002 at an estimated tax rate of 42% (our effective tax rate as the Successor) is $100, $0, $8,990, and $11,731, respectively.
(4)	Medical benefits ratio represents medical benefits expense as a percentage of premium revenue.
(5)	Selling, general and administrative expense ratio represents selling, general and administrative expense as a percentage of total revenue and excludes depreciation and amortization expense for purposes of determining the ratio.

(6)	The as adjusted balance sheet data does not give effect to either the incurrence of additional debt under our new credit facilities and the application of the net proceeds therefrom, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Debt and Credit Facilities,” or our acquisition in June 2004 of Harmony Health Systems, Inc.

(7)	Total stockholders’ equity reflects stockholders’ equity for Predecessor and on an as adjusted basis for 2003 and reflects limited liability company membership interests during 2002 and on an actual basis for 2003.

RISK FACTORS

      This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the following risks and all other information contained in this prospectus before purchasing our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected, the value of our stock could decline, and you may lose all or part of your investment. The risks and uncertainties described below are those that we currently believe may materially affect our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks Related to Our Business

If our government contracts are not renewed or are terminated, our business could be substantially impaired.

      We provide our Medicaid, Medicare, SCHIP and other services through a limited number of contracts with state, federal or local government agencies. These contracts generally have terms of one or two years and are subject to nonrenewal by the applicable agency. All of our government contracts are terminable for cause if we breach a material provision of the contract or violate relevant laws or regulations. In addition, our right to add new members may be suspended by a government agency if it finds deficiencies in our provider network or operations. For the year ended December 31, 2003, the percentage of our total premium revenue that we derived from our Medicaid contracts in Florida, New York and Connecticut was 59%, 9% and 4%, respectively; and the percentage derived from our Medicare contracts was 27%, which was primarily derived from our Florida Medicare business; and the remainder is from our commercial and other contracts.

      Our contracts with the states are subject to cancellation or a potential freeze on enrollment by the state in the event of the unavailability of state or federal funding. This has recently occurred with the Florida Healthy Kids SCHIP program, which includes our Healthy Kids contract. The State of Florida suspended new enrollment in this program beginning in July 2003 due to budgetary constraints. The State has recently announced that children on the program’s waiting list as of January 2004 will be assigned to eligible health plans, including ours, beginning in the second quarter of 2004, and that any future enrollment and growth in the Healthy Kids SCHIP program will be limited to specified open enrollment periods and subject to the availability of adequate funding for the program. In some jurisdictions, a cancellation or enrollment freeze may be immediate and in other jurisdictions a notice period is required. Some of our contracts are also subject to termination or are eligible for renewal through annual competitive bids. We may face increased competition as other plans attempt to enter our markets through the contracting process.

      If we are unable to renew, or to successfully rebid or compete for any of our government contracts, or if any of our contracts are terminated, our business could be substantially impaired. If any of those circumstances were to occur, we would likely pursue one or more alternatives, including seeking to enter into contracts in other geographic markets, seeking to enter into contracts for other services in our existing markets, or seeking to acquire other businesses with existing government contracts. If we were unable to do so, we could be forced to cease conducting business. In any such event, our revenues would decrease materially.

If we are unable to manage medical benefits expense effectively, our profitability will likely be reduced or we could cease to be profitable.

      Our profitability depends, to a significant degree, on our ability to predict and effectively manage our costs related to the provision of healthcare services. Relatively small changes in the ratio of our expenses related to healthcare services to the premiums we receive, or medical benefits ratio, can create significant changes in our financial results. Factors that may cause medical benefits expense to exceed our estimates include:

•	an increase in the cost of healthcare services and supplies, including pharmaceuticals, whether as a result of inflation or otherwise;

•	higher than expected utilization of healthcare services;

•	periodic renegotiation of hospital, physician and other provider contracts;

•	the occurrence of catastrophes, major epidemics, terrorism or bio-terrorism;

•	changes in the demographics of our members and medical trends affecting them; and

•	new mandated benefits or other changes in healthcare laws, regulations and/or practices.

      Because of the relatively high average age of the Medicare population, medical benefits expense for our Medicare plans may be particularly difficult to control. According to CMS, from 1967 to 2002, Medicare healthcare expenses nationwide increased on average by 13.2% annually.

      Although we have been able to manage our medical benefits expense through a variety of techniques, including various payment methods to primary care physicians and other providers, advance approval for hospital services and referral requirements, medical management and quality management programs, upgraded information systems, and reinsurance arrangements, we may not be able to continue to manage these expenses effectively in the future. If our medical benefits expense increases, our profits could be reduced or we may not remain profitable. For example, a hypothetical 1% increase in our medical benefits ratio for 2003 would have reduced our earnings before income taxes for the year ended December 31, 2003 by $10.4 million. The medical benefits ratio represents our medical benefits expense as a percentage of our premium revenue.

      We maintain reinsurance to protect us against severe or catastrophic medical claims, but we cannot assure you that such reinsurance coverage currently is or will be adequate or available to us in the future or that the cost of such reinsurance will not limit our ability to obtain it.

Because our premiums, which generate most of our revenues, are fixed by contract, we are unable to increase our premiums during the contract term if our corresponding medical benefits expense exceeds our estimates.

      Most of our revenues are generated by premiums consisting of fixed monthly payments per member. These payments are fixed by contract, and we are obligated during the contract period, which is generally one or two years, to provide or arrange for the provision of healthcare services as established by state and federal governments. We have less control over costs related to the provision of healthcare services than we do over our selling, general and administrative expense. Historically, our medical benefits expense as a percentage of premium revenue has fluctuated. For example, our medical benefits expense was 84.8% of our combined premium revenue in 2002 and 82.6% of our combined premium revenue in 2003. If our medical benefits expense exceeds our estimates, we will be unable to adjust the premiums we receive under our current contracts, and our profits may decline.

Reductions in funding for government healthcare programs could substantially reduce our profitability.

      All of the healthcare services we offer are through government-sponsored programs, such as Medicaid and Medicare. As a result, our profitability is dependent, in large part, on continued funding for government healthcare programs at or above current levels. For example, the premium rates paid by each state to health plans like ours differ depending on a combination of factors such as upper payment limits established by the state and federal governments, a member’s health status, age, gender, county or region, benefit mix and member eligibility categories. Future Medicaid premium rate levels may be affected by continued government efforts to contain medical costs or state and federal budgetary constraints. According to the National Association of State Budget Officers, Medicaid spending consumed 20.8% of the average state’s budget in 2002, representing the second largest expenditure. According to the Congressional Budget Office, total state spending on Medicaid is expected to reach $127 billion in 2004, representing a 10.5% annual increase from 2002. Some states may find it difficult to continue paying the current rates to Medicaid health plans. Changes in Medicaid funding, for example, may lead to reductions in the number of persons enrolled in or eligible for Medicaid, reductions in the amount of reimbursement or elimination of coverage for certain benefits such as pharmacy, behavioral health or other benefits. In some cases, changes in funding could be made retroactive. All of the states in which we operate are presently considering legislation that would reduce reimbursement rates, payment levels, benefits covered or the number of persons eligible for Medicaid. Reductions in Medicaid payments could reduce our profitability if we are unable to reduce our expenses. Similarly, reductions in payments under Medicare or the other programs under which we offer health plans could likewise reduce our profitability.

      Federal budgetary constraints also may limit premiums payable under our Medicare plans. For example, as a result of the Balanced Budget Act of 1997, annual increases on premiums paid to many Medicare+Choice plans were subject to a 2% cap, even though overall Medicare healthcare expenses were increasing at a higher rate.

We are subject to extensive government regulation, and any violation of the laws and regulations applicable to us could reduce our revenues and profitability and otherwise adversely affect our operating results.

      Our business is extensively regulated by the federal government and the states in which we operate. The laws and regulations governing our operations are generally intended to benefit and protect health plan members and providers rather than stockholders. The government agencies administering these laws and regulations have broad latitude to enforce them. These laws and regulations, along with the terms of our government contracts, regulate how we do business, what services we offer, and how we interact with our members, providers and the public. We are subject, on an ongoing basis, to various governmental reviews, audits and investigations to verify our compliance with our contracts and applicable laws and regulations. Any adverse review, audit or investigation could result in:

•	forfeiture of amounts we have been paid pursuant to our government contracts;

•	imposition of civil or criminal penalties, fines or other sanctions on us;

•	loss of our right to participate in government-sponsored programs, including Medicaid and Medicare;

•	damage to our reputation in various markets;

•	increased difficulty in marketing our products and services; and

•	loss of one or more of our licenses to act as an insurer or health maintenance organization or to otherwise provide a service.

      Any of these events could reduce our revenues and profitability and otherwise adversely affect our operating results.

We derive a substantial portion of our revenues and profits from operations in Florida, and legislative actions, economic conditions or other factors that adversely affect those operations could materially reduce our revenues and profits.

      In 2003, our Florida health plans accounted for 86.0% of our total premium revenues. If we are unable to continue to operate in Florida, or if our current operations in any portion of Florida are significantly curtailed, our revenues will decrease materially. Our reliance on our operations in Florida could cause our revenues and profitability to change suddenly and unexpectedly, depending on legislative actions, economic conditions and similar factors. In addition, our significant market share in Florida may make it more difficult for us to expand our membership in Florida. For example, Florida has recently frozen enrollment for its Healthy Kids SCHIP program. Our inability to continue to operate in Florida, or a decrease in the revenues of our Florida operations, would harm our overall operating results.

We may not be able to realize the benefits we anticipate from the acquisition of Harmony Health Systems.

      As a result of our recent acquisition of Harmony, we will face significant challenges in integrating organizations, operations, technology and services in a timely and efficient manner and in retaining key personnel. Cost savings, revenue growth and other anticipated benefits of the acquisition may not materialize. The acquisition may result in a diversion of our management’s attention, loss of management-level and other key employees of Harmony, and an inability to integrate management, systems and operations, in particular because Harmony does not currently operate on our Perot Systems’ Diamond 950 software. The failure to integrate WellCare and Harmony successfully and to manage the challenges presented by the integration process may result in our not achieving the anticipated benefits of the acquisition.

We may be unsuccessful in implementing our growth strategy if we are unable to make or finance other acquisitions on favorable terms or integrate the businesses we acquire into our existing operations.

      Although we cannot predict with certainty our rate of growth as a result of acquisitions, we believe that acquisitions of contract rights and other health plans will be important to our growth strategy. Many of the other potential purchasers of these assets have greater financial resources than we have. Moreover, some sellers may insist on selling assets that we do not want, such as commercial lines of business, or transferring their liabilities to us as part of the sale of their companies or assets. Even if we identify suitable acquisition targets, we may be unable to complete acquisitions or obtain the necessary financing for these acquisitions on terms favorable to us, or at all. Further, to the extent we complete acquisitions, we may be unable to realize the anticipated benefits from acquisitions because of operational factors or difficulties in integrating the acquisitions with our existing businesses. This may include the integration of:

•	additional employees, whom we refer to as associates, who are not familiar with our operations;

•	new provider networks, which may operate on terms different from our existing networks;

•	additional members, who may decide to transfer to other healthcare providers or health plans;

•	disparate information, claims processing and record keeping systems; and

•	accounting policies, including those which require a high degree of judgment or complex estimation processes, such as estimates of medical claims incurred but not reported, accounting for goodwill, intangible assets, stock-based compensation and income tax matters.

      In addition, we are generally required to obtain regulatory approval from one or more state agencies when making acquisitions, which may require a public hearing. This is the case regardless of whether we already operate a plan in the state in which the business to be acquired is located. We may be unable to comply with these regulatory requirements for an acquisition in a timely manner, or at all. For all of the above reasons, we may not be able to successfully implement our acquisition strategy.

We may be unable to expand into some geographic areas without incurring significant additional costs.

      We are likely to incur additional costs if we enter states or counties where we do not currently operate. Our rate of expansion into other geographic areas may also be inhibited by:

•	the time and costs associated with obtaining a health maintenance organization license to operate in the new area or the expansion of our licensed service area, if necessary;

•	our inability to develop a network of physicians, hospitals and other healthcare providers that meets our requirements and those of government regulators;

•	competition, which increases the costs of recruiting members;

•	the cost of providing healthcare services in those areas; and

•	demographics and population density.

      Accordingly, we may be unsuccessful in entering other metropolitan areas, counties or states.

Our limited operating history as a stand-alone entity makes evaluating our business and future prospects difficult.

      We were formed in May 2002 to acquire the WellCare group of companies. Until the closing of that acquisition in July 2002, the companies that comprise our Florida operations had operated as a closely-held business, and our New York and Connecticut businesses had operated as subsidiaries of a public company, the majority stockholders of which were the owners of the Florida operations. Although the majority of our associates were employed by our predecessor companies, almost all of the senior members of our current management have joined us recently, including Todd S. Farha, our President and Chief Executive Officer. Our limited operating history under current management may not be adequate to enable you to fully assess our future prospects.

A failure to estimate incurred but not reported medical benefits expense accurately will affect our profitability.

      Our medical benefits expense includes estimates of medical claims incurred but not reported, or IBNR. We, together with our internal and consulting actuaries, estimate our medical cost liabilities using actuarial methods based on historical data adjusted for payment patterns, cost trends, product mix, seasonality, utilization of healthcare services and other relevant factors. Actual conditions, however, could differ from those assumed in the estimation process. Due to the uncertainties associated with the factors used in these assumptions, materially different amounts could be reported in our financial statements for a particular period under different conditions or using different assumptions. Adjustments, if necessary, are made to medical benefits expense when the criteria used to determine IBNR change and when actual claim costs are ultimately determined. Although our estimates of IBNR have been adequate since our acquisition of the WellCare businesses, they may be inadequate in the future, which would adversely affect our results of operations. Further, our inability to estimate IBNR accurately may also affect our ability to take timely corrective actions, further exacerbating the extent of any adverse effect on our results.

The new Medicare legislation makes changes to the Medicare program that could reduce our profitability and increase competition for our existing and prospective members.

      On December 8, 2003, President Bush signed the Medicare Modernization Act of 2003. This legislation makes significant changes to the Medicare program. We believe that many of these changes will benefit the managed care sector. However, the new rate methodologies, expanded benefits and shifts in certain coverage responsibilities pursuant to the Act may increase competition and create uncertainties, including the following:

•	The Act increases reimbursement for Medicare+Choice plans, which will be renamed “Medicare Advantage” in 2006. Higher reimbursement rates may increase the number of plans that participate in the program, creating new competition that could adversely affect our profitability.

•	Beginning in 2006, a new regional Medicare Preferred Provider Organization, or Medicare PPO, program will be implemented pursuant to the Act. Medicare PPOs would allow their members more flexibility to select physicians than the current plans, which are HMOs that require members to coordinate with a primary care physician. The Act requires the Secretary of the Department of Health and Human Services to create between 10 and 50 regions for the Medicare PPO program, with each region covering at least one state and some possibly crossing state lines. The regional Medicare PPO program will compete with local Medicare Advantage HMO programs and may affect our Medicare Advantage HMO business. We do not know whether the regions will be constructed in a way that will create obstacles or opportunities for us to participate in the program. We also do not know how the creation of the regional Medicare PPO program, which is intended to provide further choice to beneficiaries, will affect our Medicare Advantage HMO business.

•	In order to participate in the regional Medicare Advantage PPO program under the Act, a plan must meet certain requirements, including having an adequate provider network throughout the region. The Act provides some incentives for certain hospitals to join the network. However, we do not know whether we will be able to contract with a sufficient number of providers throughout our regions to satisfy the network adequacy requirements under the Act that would enable us to participate in the regional product.

•	Beginning in 2006, the payments for the local Medicare Advantage HMO and regional Medicare Advantage PPO programs will be based on a competitive bidding process that may decrease the amount of premiums paid to us or cause us to increase the benefits we offer.

•	Beginning in 2006, organizations that offer Medicare Advantage plans of the type we currently offer will be required to offer prescription drug benefits. It is not known at this time whether the governmental payments will be adequate to cover the costs for this benefit. In addition, Medicare Advantage enrollees will be required to obtain their drug benefit from their Medicare Advantage plan. Enrollees may prefer a stand-alone drug plan and may disenroll from the Medicare Advantage plan altogether in order to participate in another drug plan. Accordingly, the new prescription drug benefit could reduce our profitability and membership enrollment following its implementation in 2006.

•	Some enrollees may have chosen our Medicare+Choice plan in the past rather than a Medicare fee-for-service program because of the added drug benefit that we offer with our Medicare+Choice plan. Following the implementation of the new prescription drug benefit, Medicare beneficiaries will have the opportunity to obtain a drug benefit without joining a managed care plan. As a result, our membership enrollment may decline.

•	Beginning in 2006, individuals eligible for both Medicare and Medicaid, or dual-eligibles, will generally receive their drug coverage from Medicare rather than from Medicaid. Because Medicaid will no longer be directly responsible for most drug coverage for dual-eligibles, Medicaid payments to plans will be reduced. We cannot predict whether this change in Medicaid payments will have an adverse effect on our operating results.

Changes, other than the new Medicare legislation, in federal funding mechanisms also could reduce our profitability.

      In addition to changes pursuant to the new Medicare legislation, other changes in federal funding mechanisms could reduce our profitability. As part of the current administration’s 2004 budget submission to Congress, the Department of Health and Human Services announced principles for Medicaid reform. The proposal would establish two capped allotments for states combining both Medicaid and SCHIP funds, one for acute care and one for long-term care. Under this proposal, all mandatory populations and benefits would continue to be covered as required under current law. States, however, would be given flexibility for optional populations and benefits. The proposal would be revenue neutral over a 10-year period, although states would receive an additional $12.7 billion over the first seven years, with corresponding funding reductions in years eight through 10.

      The proposal was meant to provide increased flexibility to the states in managing their Medicaid and SCHIP programs, in particular in the design of benefit packages for optional populations. Governors working in concert with the Department of Health and Human Services were unable to reach agreement on these principles and the proposal was set aside for the time being. It is uncertain whether this proposal, or a variation thereof, will eventually be enacted. Congress instead passed a $20.0 billion fiscal relief program for the states, which included a $10.0 billion increase in the share of medical assistance expenditures provided to each state’s Medicaid program, known as the Federal Medical Assistance Percentage.

      If the Department’s proposal is ultimately adopted and the number of persons enrolled in Medicaid or SCHIP decreases in the states in which we operate or the scope of benefits provided is reduced, or expanded without a corresponding increase in payments made to us, our growth, revenues and profitability could be reduced.

We are required to comply with laws governing the transmission, security and privacy of health information, and we have not yet determined what our total compliance costs will be.

      The Health Insurance Portability and Accountability Act of 1996, or HIPAA, requires us to comply with standards for the exchange of health information within our company and with third parties, such as healthcare providers, business associates, and our members. These include standards for common healthcare transactions, such as claims information, plan eligibility, payment information and the use of electronic signatures, unique identifiers for providers, employers, health plans and individuals, security, privacy and enforcement.

      The Department of Health and Human Services finalized the transaction standards on August 17, 2000. While we initially were required to comply with them by October 16, 2002, Congress passed legislation in December 2001 that delayed the compliance date until October 16, 2003, but only for entities that submitted a compliance plan by the original implementation deadline, which we did. On February 20, 2003, the Department published certain modifications to the final transaction standards, but these changes did not affect the October 16, 2003 compliance deadline. The Department issued the privacy standards on December 28, 2000, and after certain delays, they became effective on April 14, 2001, with a compliance date of April 14, 2003. Sanctions for failing to comply with the HIPAA health information practices provisions include criminal penalties and civil sanctions. The security standards became effective April 21, 2003, with a compliance date of April 21, 2005 for most covered entities.

      HIPAA also provides that to the extent that state laws impose stricter privacy standards than HIPAA privacy regulations or to the extent that a state seeks and receives an exception from the Department of Health and Human Services regarding certain state laws, such state standards and laws will not be preempted. The states’ ability to promulgate stricter rules, and uncertainty regarding many aspects of the regulations, make compliance with the relatively new regulatory landscape difficult and more expensive.

      We believe we have achieved substantial compliance with HIPAA by the applicable deadlines. However, given its complexity, the recent adoption of several final regulations, the possibility that the regulations may change and may be subject to changing and perhaps conflicting interpretation, our ability to comply with all of the HIPAA requirements is uncertain. Moreover, due to the evolving nature of the HIPAA requirements we have not yet determined what our total compliance costs will be.

Future changes in healthcare law may reduce our profitability or liquidity.

      Healthcare laws and regulations, and their interpretations, are subject to frequent change. Changes in existing laws or regulations, or their interpretations, or the enactment of new laws or regulations could reduce our profitability by:

•	imposing additional capital requirements;

•	increasing our administrative and other costs;

•	increasing mandated benefits;

•	forcing us to restructure our relationships with providers; or

•	requiring us to implement additional or different programs and systems.

      Changes in state law also may adversely affect our profitability. Laws relating to managed care consumer protection standards, including increased plan information disclosure, limits to premium increases, expedited appeals and grievance procedures, third party review of certain medical decisions, health plan liability, access to specialists, clean claim payment timing, physician collective bargaining rights and confidentiality of medical records either have been enacted or continue to be under discussion. New healthcare reform legislation may require us to change the way we operate our business, which may be costly. Further, although we have exercised care in structuring our operations to attempt to comply in all material respects with the laws and regulations applicable to us, government officials charged with responsibility for enforcing such laws may assert that we or certain transactions in which we are involved are in violation of these laws, or courts may ultimately interpret such laws in a manner inconsistent with our interpretation. Therefore, it is possible that future legislation and regulation and the interpretation of laws and regulations could have a material adverse effect on our ability to operate under the Medicaid, Medicare and SCHIP programs and to continue to serve our members and attract new members.

      The statutory framework for our regulated subsidiaries’ statutory net worth requirements may change over time. For instance, New York has proposed a 150% increase in reserve requirements. Other states may elect to adopt risk-based capital requirements based on guidelines adopted by the National Association of Insurance Commissioners. Currently, only our operations in Illinois, Indiana and Connecticut are subject to these requirements. Our subsidiaries are also subject to their state regulators’ general oversight powers. Regardless of whether they adopt the risk-based capital requirements, these state regulators can require our subsidiaries to maintain minimum levels of statutory net worth in excess of amounts required under the applicable state laws if they determine that maintaining such additional statutory net worth is in the best interests of our members. The proposed increase in reserve requirements to which our New York managed care plan would be subject would materially increase our reserve requirements in New York. If our subsidiaries are required to maintain higher levels of statutory net worth due to the adoption of the risk-based capital requirements by the states in which we operate, or because state regulators otherwise deem this to be in the best interests of our members, our liquidity could be materially reduced, which could harm our ability to implement our business strategy, for example by hindering our ability to make debt service payments on amounts drawn from our credit facilities.

Restrictions on our ability to market would adversely affect our revenue.

      Although we enroll some of our new members through auto enrollment programs and voluntary member enrollment, we rely on our marketing and sales efforts for a significant portion of our membership growth. All of the states in which we currently operate permit marketing but impose strict requirements and limitations as to the types of marketing activities that are permitted. In Florida and New York, other plans have been prohibited from engaging in marketing activities for a period of time after being found to have violated the state’s requirements. While no such action is currently pending or threatened by the State of Florida against us, from time to time we have been cited, and in some cases fined, for alleged marketing violations. Until recently, our New York Medicare business was prohibited from marketing as a result of past audits and regulatory deficiencies. If our marketing efforts were to be prohibited or curtailed, our ability to increase or sustain membership would be significantly harmed, which would adversely affect our revenue.

Past operational deficiencies related to our New York business may adversely affect our growth in New York.

      We inherited a number of operational deficiencies when we acquired our New York business, which resulted in a prohibition on marketing our Medicare program in New York. Although we have made investments in our New York business to address these deficiencies and are once again permitted to market our Medicare health plan in New York, we continue to experience problems related to our past deficiencies, including gaps in our provider network. Moreover, members and providers and potential members and providers may have a negative perception of our New York health plans as a result of these prior operational deficiencies. These issues may adversely affect the growth of our business in New York.

If we are unable to maintain satisfactory relationships with our providers, our profitability could decline and we may be precluded from operating in some markets.

      Our profitability depends, in large part, upon our ability to enter into cost-effective contracts with hospitals, physicians and other healthcare providers in appropriate numbers in our geographic markets and at convenient locations for our members. In any particular market, however, providers could refuse to contract, demand higher payments or take other actions that could result in higher medical benefits expense. In some markets, certain providers, particularly hospitals, physician/hospital organizations or multi-specialty physician groups, may have significant market positions or near monopolies. If such a provider or any of our other providers refuse to contract with us, use their market position to negotiate contracts that might not be cost-effective or otherwise place us at a competitive disadvantage, those activities could adversely affect our operating results in that market area. In the long term, our ability to contract successfully with a sufficiently large number of providers in a particular geographic market will affect the relative attractiveness of our managed care products in that market and could preclude us from renewing our Medicaid or Medicare contracts in those markets or from entering into new markets.

      Our provider contracts with network primary care physicians and specialists generally have terms of one year, with automatic renewal for successive one-year terms. We may terminate these contracts for cause, based on provider conduct or other appropriate reasons, subject to laws giving providers due process rights. The contracts generally may be cancelled by either party without cause upon 60 or 90 days prior written notice. Our contracts with hospitals generally have terms of one to two years, with automatic renewal for successive one-year terms. We may terminate these contracts for cause, based on provider misconduct or other appropriate reasons. Our hospital contracts generally may be cancelled by either party without cause upon 120 days prior written notice. We may be unable to continue to renew such contracts or enter into new contracts enabling us to serve our members profitably. We will be required to establish acceptable provider networks prior to entering new markets. Although we have established long-term relationships with many of our network providers, we may be unable to maintain those relationships or enter into agreements with providers in new markets on a timely basis or under favorable terms. If we are unable to retain our current provider contracts or enter into new provider contracts timely or on favorable terms, our profitability could decline.

If a state fails to renew its federal waiver application for mandated Medicaid enrollment into managed care or such application is denied, our membership in that state will likely decrease.

      A significant percentage of our Medicaid plan enrollment results from mandatory Medicaid enrollment in managed care plans. States may only mandate Medicaid enrollment into managed care under federal waivers or demonstrations. Waivers and programs under demonstrations are generally approved for two-year periods and can be renewed on an ongoing basis if the state applies and the waiver request is approved or renewed by CMS. We have no control over this renewal process. If a state in which we operate does not renew its mandated program or the federal government denies the state’s application for renewal, our business would suffer as a result of a likely decrease in membership.

We rely on the accuracy of eligibility lists provided by the government. Inaccuracies in those lists could reduce our revenues or profitability.

      Premium payments to us are based upon eligibility lists produced by the government. From time to time, states require us to reimburse them for premiums paid to us based on an eligibility list that a state later discovers contains individuals who are not in fact eligible for any government-sponsored program or are eligible for a different premium category or a different program. Alternatively, a state could fail to pay us for members for whom we are entitled to payment. Our profitability would be reduced as a result of such reimbursement to the state if we had made related payments to providers and were unable to recoup such payments from the providers. During 2003 and 2002, premium payment adjustments by the government ranged from 0% to 3%, both negative and positive, of total premiums.

Our business depends on our information systems, and our inability to effectively integrate, manage and keep secure our information systems could disrupt our operations.

      Our business is dependent on effective and secure information systems that assist us in, among other things, monitoring utilization and other cost factors, supporting our healthcare management techniques, processing provider claims and providing data to our regulators. Our providers also depend upon our information systems for membership verifications, claims status and other information. If we experience a reduction in the performance, reliability or availability of our information systems, our operations and ability to produce timely and accurate reports could be adversely affected. In addition, many of our key software applications are licensed from third parties. If the owner of the software becomes insolvent or is otherwise unable to support the software, our operations could be adversely affected. Our operations could also be adversely affected if the software owner is unwilling to continue to support the software or charges materially increased fees for such support.

      We will not have a fully implemented disaster recovery and business continuity program until the end of 2004. Events outside our control, including acts of nature, such as earthquakes, fires or hurricanes, or terrorism, could significantly impair our information systems and applications.

      Our information systems and applications require continual maintenance, upgrading and enhancement to meet our operational needs. If we are unable to maintain or expand our systems, we could suffer from, among other things, operational disruptions, such as the inability to pay claims or to make claims payments on a timely basis, loss of members, difficulty in attracting new members, regulatory problems and increases in administrative expenses.

      Our business requires the secure transmission of confidential information over public networks. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in compromises or breaches of our security systems and client data stored in our information systems. Anyone who circumvents our security measures could misappropriate our confidential information or cause interruptions in services or operations. The Internet is a public network, and data is sent over this network from many sources. In the past, computer viruses or software programs that disable or impair computers have been distributed and have rapidly spread over the Internet. Computer viruses could be introduced into our systems, or those of our providers or regulators, which could disrupt our operations, or make our systems inaccessible to our providers or regulators. We may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by breaches. Because of the confidential health information we store and transmit, security breaches could expose us to a risk of regulatory action, litigation, possible liability and loss. Our security measures may be inadequate to prevent security breaches, and our business operations would be adversely affected by cancellation of contracts and loss of members if they are not prevented.

We may not have adequate intellectual property rights in our brand names for our health plans, and we may be unable to adequately enforce such rights.

      Our success depends, in part, upon our ability to market our health plans under our brand names, including “WellCare,” “HealthEase,” “Staywell” and “Harmony.” While we hold federal trademark registrations for the “WellCare” trademark, we have not taken enforcement action to prevent infringement of our federal trademark and have not secured registrations of our other marks. Other businesses may have prior rights in the brand names that we market under or in similar names, which could limit or prevent our ability to use these marks, or to prevent others from using similar marks. If we are unable to prevent others from using our brand names, or if others prohibit us from using them, our revenues could be adversely affected. Even if we are able to protect our intellectual property rights in such brands, we could incur significant costs in doing so.

Ineffective management of our growth may adversely affect our results of operations, financial condition and business.

      Depending on acquisition and other opportunities, we expect to continue to increase our membership and to expand into other markets. In 1999, we had total revenue of approximately $275 million. In 2003, we had total revenue of more than $1.0 billion. Continued rapid growth could place a significant strain on our management and on other resources. Our ability to manage our growth may depend on our ability to strengthen our management team and attract, train and retain skilled associates, and our ability to implement and improve operational, financial and management information systems on a timely basis. If we are unable to manage our growth effectively, our financial condition and results of operations could be materially and adversely affected. In addition, due to the initial substantial costs related to potential acquisitions, rapid growth could adversely affect our short-term profitability and liquidity.

We are subject to competition that may limit our ability to increase or maintain membership in the markets we serve.

      We operate in a highly competitive environment and in an industry that is currently subject to significant changes due to business consolidations, new strategic alliances and aggressive marketing practices by other managed care organizations. We compete for members principally on the basis of size, location and quality of provider network, benefits provided, quality of service and reputation. A number of these competitive elements are partially dependent upon and can be positively affected by financial resources available to a health plan.

Many other organizations with which we compete have substantially greater financial and other resources than we do. In addition, changes resulting from the new Medicare legislation may bring additional competitors into our market area. As a result, we may be unable to increase or maintain our membership.

We have substantial debt obligations that could restrict our operations.

      We have a significant amount of outstanding indebtedness, including $160 million in borrowings under our new senior secured credit facilities and $28.2 million in outstanding debt to the parties that sold our Florida operations to us. We have available borrowing capacity under our new senior secured revolving credit facility of approximately $50 million. We may also incur additional indebtedness in the future. Our substantial indebtedness could have adverse consequences, including:

•	increasing our vulnerability to adverse economic, regulatory and industry conditions, and placing us at a disadvantage compared to our competitors that are less leveraged;

•	limiting our ability to compete and our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	limiting our ability to borrow additional funds for working capital, capital expenditures, acquisitions and general corporate or other purposes; and

•	exposing us to greater interest rate risk since the interest rate on borrowings under our senior credit facilities is variable.

      Our debt service obligations will require us to use a portion of our operating cash flow to pay interest and principal on indebtedness instead of for other corporate purposes, including funding future expansion of our business and ongoing capital expenditures. If our operating cash flow and capital resources are insufficient to service our debt obligations, we may be forced to sell assets, seek additional equity or debt capital or restructure our debt. However, these measures might be unsuccessful or inadequate in permitting us to meet scheduled debt service obligations.

Restrictions and covenants in our credit facilities and instruments governing our additional indebtedness may limit our ability to make certain acquisitions and declare dividends.

      The documents governing our new senior secured credit facilities and our indebtedness to the parties that sold our Florida operations to us contain various restrictions and covenants, including prescribed fixed charge coverage and leverage ratios and limitations on capital expenditures and acquisitions, that restrict our financial and operating flexibility, including our ability to make certain acquisitions and declare dividends without lender approval.

Our failure to comply with covenants in our debt instruments could result in our indebtedness being immediately due and payable and the loss of our assets.

      Our indebtedness to the parties that sold our Florida operations to us is secured by a pledge of 51% of the outstanding capital stock of our subsidiary, WellCare Health Plans, Inc., which is the parent corporation of all of our operating subsidiaries. Our credit facilities are similarly secured by a pledge of stock of our operating subsidiaries, as well as a pledge of substantially all of the assets of our non-regulated entities. If we fail to pay any of our indebtedness when due, or if we breach any of the other covenants in the instruments governing our indebtedness, one or more events of default, including cross-defaults among multiple portions of our indebtedness, could result. These events of default could permit our creditors to declare all amounts owing to be immediately due and payable. If we were unable to repay indebtedness owed to our secured creditors, they could proceed against the collateral securing that indebtedness.

We are dependent on our executive officers and other key associates.

      Our operations are highly dependent on the efforts of our President and Chief Executive Officer and our other senior executives. Although some of our executives have entered into employment agreements with us, these agreements may not provide sufficient incentives for those executives to continue their employment with us. While we believe that we could find replacements, the loss of their leadership, knowledge and experience could adversely affect our operations. Replacing many of our executive officers might be difficult or take an extended period of time because a limited number of individuals in the managed care industry have the breadth and depth of skills and experience necessary to operate and expand successfully a business such as ours. We do not currently maintain key-man life insurance on any of our executive officers. We are in the process of obtaining key-man life insurance, payable to us in the event of the death or permanent disability of our President and Chief Executive Officer, but such insurance may not be sufficient to cover the costs of recruiting and hiring a replacement Chief Executive Officer, or the loss of his services, and may not be in force before the consummation of this offering, or at all. Our success is also dependent on our ability to hire and retain qualified management, technical and medical personnel. We may be unsuccessful in recruiting and retaining such personnel, which could adversely affect our operations.

Claims relating to medical malpractice and other litigation could cause us to incur significant expenses.

      Our providers involved in medical care decisions may be exposed to the risk of medical malpractice claims. A small percentage of these providers do not have malpractice insurance. Although our network providers are independent contractors, claimants sometimes allege that a managed care organization such as us should be held responsible for alleged provider malpractice, and some courts have permitted that theory of liability; however, the Florida legislature recently enacted legislation that has partially limited liability of managed care organizations for provider malpractice. In addition, managed care organizations may be sued directly for alleged negligence, such as in connection with the credentialing of network providers or for improper denials or delay of care. In addition, Congress and several states are considering legislation that would expressly permit managed care organizations to be held liable for negligent treatment decisions or benefits coverage determinations.

      From time to time, we are party to various other litigation matters, some of which seek monetary damages. We cannot predict with certainty the eventual outcome of any pending litigation or potential future litigation, and we might incur substantial expense in defending these or future lawsuits or indemnifying third parties with respect to the results of such litigation. For example, an action, entitled E.S. Thomas vs. Well Care HMO, Inc., was filed against one of our HMO subsidiaries in early 2001 by a sales agency that contracted to market our predecessor’s commercial health plan. The plaintiff alleges that its contract requires our Well Care HMO subsidiary to allow the plaintiff to serve as a sales agent for Well Care HMO’s Medicare health plans, and seeks monetary damages, including lost profits over the alleged contract term. See “Business — Legal Proceedings.”

      We maintain errors and omissions insurance with a policy limit of $10 million and other insurance coverage and, in some cases, indemnification rights that we believe are adequate based on industry standards. However, potential liabilities may not be covered by insurance or indemnity, our insurers or indemnifying parties may dispute coverage or may be unable to meet their obligations, or the amount of our insurance or indemnification coverage may be inadequate. We cannot assure you that we will be able to obtain insurance coverage in the future, or that insurance will continue to be available on a cost-effective basis, if at all. Moreover, even if claims brought against us are unsuccessful or without merit, we would have to defend ourselves against such claims. The defense of any such actions may be time-consuming and costly, and may distract our management’s attention. As a result, we may incur significant expenses and may be unable to effectively operate our business.

Growth in the number of Medicaid eligibles may be counter-cyclical, which could adversely affect our operating results when general economic conditions are improving.

      The number of persons eligible to receive Medicaid benefits may grow more slowly or even decline if economic conditions continue to improve. Therefore, improvements in general economic conditions may cause our membership levels to decrease, thereby causing our operating results to suffer, which could lead to decreases in our stock price during periods in which stock prices in general are increasing.

Negative publicity regarding the managed care industry may harm our business and operating results.

      In the past, the managed care industry has received negative publicity. This publicity has led to increased legislation, regulation, review of industry practices and private litigation in the commercial sector. These factors may adversely affect our ability to market our services, require us to change our services and increase the regulatory burdens under which we operate, further increasing the costs of doing business and adversely affecting our operating results.

If state regulators do not approve payments of dividends and distributions by our affiliates to us, our liquidity could be materially impaired.

      We operate principally through our health plan subsidiaries. These subsidiaries are subject to laws and regulations that limit either the amount of dividends and distributions that they can pay to us or the amount of fees that may be paid to affiliates of our health plan subsidiaries without prior approval of, or notification to, state regulators. In addition, our New York and Connecticut subsidiaries may not pay any dividends until September 2004 without regulatory approval. The discretion of the state regulators, if any, in approving or disapproving a dividend is not clearly defined. Health plans that declare non-extraordinary dividends must usually provide notice to the regulators in advance of the intended distribution date of a non-extraordinary dividend. The aggregate amounts our Florida health plan subsidiaries could have paid us at December 31, 2001, 2002 and 2003 without approval of the regulatory authorities were $0, $2,215,000 and $568,000, respectively, assuming no dividends had been paid during the respective calendar years. No dividends were available to be paid from our New York and Connecticut health plan subsidiaries during those years. None of our health plan subsidiaries paid any dividends during 2001, 2002 or 2003. Moreover, the proposed increase in reserve requirements in New York may further hinder the ability of our New York managed care plan to pay dividends. If the regulators were to deny or significantly restrict our subsidiaries’ requests to pay dividends to us or to pay fees to the affiliates of our health plan subsidiaries, the funds available to our company as a whole would be limited, which could harm our ability to implement our business strategy. For example, we could be hindered in our ability to make debt service payments on amounts drawn from our credit facilities.

Recently enacted changes in securities laws and regulations are likely to increase our costs.

      The Sarbanes-Oxley Act of 2002, which became law in July 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, have required changes in some of our corporate governance practices. In addition, the New York Stock Exchange has recently adopted revisions to its requirements for listed companies. We expect these new rules, and interpretations of these rules, and regulations to increase our legal and financial compliance costs, and to make some activities more difficult, time consuming and/or costly. We also expect these new rules and regulations to make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These new rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and executive officers.

Risks Related to this Offering

There has been no public market, and it is possible that no trading market will develop or be maintained, for our common stock and you may not be able to resell shares of our common stock for an amount equal to or more than your purchase price.

      Prior to this offering there has not been a public market for our common stock. We cannot predict the extent to which a trading market will develop, how liquid that market might become or whether it will be maintained. The initial public offering price will be determined by negotiation between the representatives of the underwriters and us and may not be indicative of prices that will prevail in the trading market. If an active trading market fails to develop or be maintained, you may be unable to sell the shares of common stock purchased in this offering at an acceptable price or at all.

Volatility of our stock price could adversely affect stockholders.

      The market price of our common stock could fluctuate significantly as a result of:

•	state and federal budget decreases;

•	adverse publicity regarding health maintenance organizations and other managed care organizations;

•	government action regarding eligibility;

•	changes in government payment levels;

•	changes in state mandatory programs;

•	changes in expectations of our future financial performance or changes in financial estimates, if any, of public market analysts;

•	announcements relating to our business or the business of our competitors;

•	conditions generally affecting the managed care industry or our provider networks;

•	the success of our operating or acquisition strategy;

•	the operating and stock price performance of other comparable companies;

•	the termination of any of our contracts;

•	regulatory or legislative changes; and

•	general economic conditions, including inflation and unemployment rates.

      Investors may not be able to resell their shares of our common stock following periods of volatility because of the market’s adverse reaction to that volatility. Our stock may not trade at the same levels as the stock of other healthcare companies, and the market in general may not sustain its current prices.

You will experience immediate and significant dilution in the book value per share and will experience further dilution with the future exercise of stock options.

      If you purchase common stock in this offering, you will incur immediate dilution, which means that:

•	you will pay a price per share that exceeds by $13.45 the per share net tangible book value of our assets immediately following the offering; and

•	the investors in the offering will have contributed 60.9% of the total equity capital to fund us (before deducting the estimated underwriting discounts and commissions and offering expenses) but will own only 19.2% of our outstanding shares of our common stock.

      As of June 1, 2004, we had outstanding options to purchase 1,552,794 shares of our common stock, of which 96,330 were vested, at a weighted average price of $5.31 per share. From time to time, we may issue additional options to associates, non-employee directors and consultants pursuant to our equity incentive plans. These options generally vest commencing one year from the date of grant and continue vesting over a three-year period. As these options vest, you will experience further dilution as these stock options are exercised by their holders.

Future sales, or the availability for sale, of our common stock may cause our stock price to decline.

      In connection with this offering, we, along with our officers, directors and certain of our stockholders, will have agreed prior to the commencement of this offering, subject to limited exceptions, not to sell or transfer any shares of common stock for 180 days after the date of this prospectus without the underwriters’ consent. However, the underwriters may release these shares from these restrictions at any time. In evaluating whether to grant such a request, the underwriters may consider a number of factors with a view toward maintaining an orderly market for, and minimizing volatility in the market price of, our common stock. These factors include, among others, the number of shares involved, recent trading volume and prices of the stock, the length of time before the lock-up expires and the reasons for, and the timing of, the request. We cannot predict what effect, if any, market sales of shares held by any stockholder or the availability of these shares for future sale will have on the market price of our common stock.

      Based on shares outstanding as of June 1, 2004, a total of approximately 27,390,000 shares of common stock may be sold in the public market by existing stockholders 181 days after the date of this prospectus, subject to applicable volume and other limitations imposed under federal securities laws. Sales of substantial amounts of our common stock in the public market after the completion of this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through offerings of our common stock. See “Shares Eligible for Future Sale” below for a more detailed description of the restrictions on selling shares of our common stock after this offering.

We have broad discretion to spend the net proceeds of this offering and may spend the proceeds in ways with which you may not agree.

      Our business plan is general in nature and is subject to change based upon changing conditions and opportunities. Our management will retain broad discretion to expend a significant portion of the net proceeds of this offering. Because of the number and variability of factors that will determine the use of these proceeds, our actual allocation of the proceeds may vary substantially from our current intentions. If management fails to use the proceeds effectively, our operating results could suffer. See “Use of Proceeds” for a more detailed description of how management intends to apply the proceeds from this offering.

The concentration of our capital stock ownership upon the completion of this offering will likely limit your ability to influence corporate matters.

      Soros Private Equity Investors LP, or SPEI, owned 79.3% of our outstanding capital stock as of June 1, 2004. Upon the completion of this offering, SPEI will beneficially own 63.4% of our outstanding capital stock, or 60.4% if the underwriters exercise their over-allotment option in full. In addition, we anticipate that our executive officers and directors will together beneficially own approximately 9.7% of our capital stock. The chairman of our board of directors is associated with SPEI. As a result, this director may have the ability to influence our management and affairs and determine the outcome of matters submitted to stockholders for approval, including the election and removal of directors, amendments to our charter, approval of any equity-based employee compensation plan and any merger, consolidation or sale of all or substantially all of our assets.

The concentration of our capital stock ownership, as well as provisions in our charter documents and under Delaware law, could discourage a takeover that stockholders may consider favorable and make it more difficult for you to elect directors of your choosing.

      After completion of this offering, SPEI will beneficially own 23,172,285 shares of our common stock, representing 63.4% of the voting power of our common stock, assuming the underwriters do not exercise their over-allotment option. For as long as SPEI owns a majority of our common stock, a takeover of our company will require SPEI’s approval, and SPEI will have sufficient voting control to approve the election of our directors.

      In addition, provisions of our certificate of incorporation, bylaws and provisions of applicable Delaware law may discourage, delay or prevent a merger or other change in control that a stockholder may consider favorable. These provisions could also discourage proxy contests, make it more difficult for you and other shareholders to elect directors of your choosing and cause us to take other corporate actions that you may consider unfavorable.

FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements that address, among other things, market acceptance of our products and services, expansion into new targeted markets, product development, sales and marketing strategies, development and maintenance of strategic alliances, technological advancement, use of proceeds, projected capital expenditures, liquidity and availability of additional funding sources. These statements may be found in the sections of this prospectus entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Business” and in this prospectus generally. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continues” or the negative of such terms or other comparable terminology. Investors are cautioned that matters subject to forward-looking statements involve risks and uncertainties, including economic, regulatory, competitive and other factors that may affect our business. We undertake no obligation beyond that required by law to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.

      Actual results may differ from projections or estimates due to a variety of important factors. The expiration, cancellation or suspension of our HMO contracts by the federal or state governments could significantly impair our results of operations. In addition, our results of operations and projections of future earnings depend in large part on accurately predicting and effectively managing health benefits and other operating expenses. A variety of factors, including competition, changes in healthcare practices, changes in federal or state laws and regulations or their interpretations, inflation, provider contract changes, changes in or terminations of our contracts with government agencies, new technologies, government-imposed surcharges, taxes or assessments, reduction in provider payments by governmental payors, major epidemics, disasters and numerous other factors affecting the delivery and cost of healthcare, such as major healthcare providers’ inability to maintain their operations, may in the future affect our ability to control our medical costs and other operating expenses. Governmental action or business conditions could result in premium revenues not increasing to offset any increase in medical costs and other operating expenses. Once set, premiums are generally fixed for one-year periods and, accordingly, unanticipated costs during such periods cannot be recovered through higher premiums. Furthermore, if we are unable to accurately estimate incurred but not reported medical costs, our profitability may be affected.

      Due to these factors and risks, no assurance can be given with respect to our future premium levels or our ability to control our future medical costs.

      From time to time, legislative and regulatory proposals have been made at the federal and state government levels related to the healthcare system, including but not limited to limitations on managed care organizations, including benefit mandates, and reform of the Medicaid and Medicare programs. Such legislative and regulatory action could have the effect of reducing the premiums paid to us by governmental programs or increasing our medical costs. We are unable to predict the specific content of any future legislation, action or regulation that may be enacted or when any such future legislation or regulation will be adopted. Therefore, we cannot predict accurately the effect of such future legislation, action or regulation on our business.

USE OF PROCEEDS

      We expect to receive approximately $100.4 million in net proceeds from the sale of 7,333,333 shares of common stock in this offering, assuming that the initial public offering price is $15.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares by the selling stockholder, if the underwriters’ over-allotment option is exercised.

      We have no immediate need for the proceeds we will receive from this offering. The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock and to facilitate our future access to the public equity markets. We expect to use the net proceeds from this offering to provide additional long-term capital, in the form of unrestricted cash, to support the growth of our business by providing us with financial flexibility. We may use a portion of the net proceeds from this offering to pursue acquisitions and expansions of health plans and contracts for government-sponsored health programs in existing and new markets or to acquire or invest in complementary businesses. We have no commitments with respect to any such acquisition or investment, and we are not currently involved in any negotiations with respect to any such transaction.

      As of the date of this prospectus, we have not identified the particular uses for the net proceeds to be received upon the completion of this offering. The amounts and timing of our actual expenditures will depend on numerous factors, including the status of our market expansion efforts, sales and marketing activities, amount of cash generated or used by our HMO operations, and competition. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the proceeds of this offering.

      Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

      We have never paid cash dividends on our common stock. We currently intend to retain any future earnings to fund the development and growth of our business, and we do not anticipate paying any cash dividends in the future.

      Our ability to pay dividends is dependent on our receipt of cash dividends from our subsidiaries. Laws of the states in which we operate or may operate, as well as requirements of the government-sponsored health programs in which we participate, limit the ability of our subsidiaries to pay dividends to us. In addition, the terms of our credit facility and other indebtedness limit our ability to pay dividends. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions.

REORGANIZATION AS A CORPORATION

      WellCare Group, Inc., a Delaware corporation, the shares of which are being sold to the public in this offering, will be the successor to WellCare Holdings, LLC, our current holding company, following a reorganization that will take place immediately prior to the closing of this offering. In conjunction with the reorganization, our name will be changed to WellCare Health Plans, Inc. The reorganization will not affect our operations, which we will continue to conduct through our operating subsidiaries.

      The reorganization will be effected through the merger of WellCare Holdings, LLC with and into WellCare Group, Inc., a wholly-owned subsidiary of WellCare Holdings, LLC. Each outstanding limited liability company unit of WellCare Holdings, LLC will be converted into shares of common stock according to the relative rights and preferences of such units and the initial public offering price of the common stock offered hereby.

      Prior to the reorganization, WellCare Holdings, LLC had three outstanding classes of common units, designated as Class A Common Units, Class B Common Units and Class C Common Units. These outstanding classes of common units generally differ as to their relative priority with respect to distributions and as to voting rights. Assuming an initial public offering price of $15.00 per share, holders of common units will receive an aggregate of 29,227,981 shares of common stock in connection with the merger, reflecting (1) a conversion ratio equivalent to 0.776 shares of common stock for each common unit and (2) the relative rights and preferences of each common unit.

CAPITALIZATION

      The following table sets forth our capitalization as of March 31, 2004. We present capitalization:

•	On an actual basis;

•	On a pro forma basis, to reflect our reorganization as a corporation and the resultant conversion of all outstanding limited liability company units into shares of common stock, immediately prior to the closing of this offering; and

•	On a pro forma, as adjusted basis to give effect to our receipt of the estimated net proceeds from the sale of 7,333,333 shares of common stock offered in the offering at an assumed initial public offering price of $15.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses and the application of the net proceeds as described under “Use of Proceeds.”

	March 31, 2004

			Pro Forma,
	Actual	Pro Forma	As Adjusted(1)

	(in thousands,
	except per unit/share data)
Cash and cash equivalents	$198,799	$198,799	$298,799

Capitalization:
Debt(1)	$132,442	$132,442	$132,442
Members’/Stockholders’ equity:
Class A Common Units, 23,507,839 units issued and outstanding, actual; no units issued and outstanding, pro forma or pro forma, as adjusted	—	—	—
Class B Common Units, no units issued and outstanding, actual; no units issued and outstanding, pro forma or pro forma, as adjusted	—	—	—
Class C Common Units, 4,807,508 units issued and outstanding, actual; no units issued and outstanding, pro forma or pro forma, as adjusted	—	—	—
Common stock, $0.01 par value, no shares authorized, issued and outstanding, actual; 100,000,000 shares authorized, pro forma and pro forma, as adjusted; 29,227,981 shares issued and outstanding, pro forma; 36,561,314 shares issued and outstanding, pro forma, as adjusted	—	292	365
Preferred stock, $0.01 par value, no shares authorized, issued and outstanding, actual; 20,000,000 shares authorized, pro forma and pro forma, as adjusted; no shares issued and outstanding, pro forma or pro forma, as adjusted	—	—
Additional paid-in capital	71,642	71,350	171,277
Retained earnings	34,016	34,016	34,016
Accumulated other comprehensive income	1	1	1

Total members’/stockholders’ equity	105,659	105,659	205,659

Total capitalization	$238,101	$238,101	$338,101

(1)	The pro forma, as adjusted balance sheet data does not give effect to either the incurrence of additional debt under our new credit facilities and the application of the net proceeds therefrom, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Debt and Credit Facilities,” or our acquisition in June 2004 of Harmony Health Systems, Inc.

     Our capitalization information represented above excludes:

•	1,552,794 shares of common stock available for issuance upon the exercise of outstanding options, of which 96,330 shares are exercisable as of June 1, 2004;

•	4,573,693 shares of common stock reserved for issuance under our equity incentive plan; and

•	381,141 shares of common stock reserved for future issuances under our employee stock purchase plan.

DILUTION

      If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of common stock after giving effect to this offering.

      As of March 31, 2004, before giving effect to this offering, our net tangible book value (deficit) was approximately $(64,564,000) or $(2.94) per share of common stock. “Net tangible book value” per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the number of shares of common stock outstanding after giving effect to our reorganization as a corporation described elsewhere in this prospectus. As of March 31, 2004, our pro forma net tangible book value, as adjusted for the sale of 7,333,333 shares of our common stock in this offering, based on an assumed initial public offering price of $15.00 per share and after deducting the underwriting discounts and commissions and other estimated offering expenses, would have been approximately $1.55 per share. This represents an immediate increase of $4.49 per share to existing stockholders and an immediate dilution of $13.45 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$15.00
Net tangible book value (deficit) per share at March 31, 2004	$(2.94)
Increase per share attributable to new investors	$4.49
Pro forma net tangible book value per share after the offering		$1.55
Dilution per share to new investors		$13.45

      The following summarizes, on a pro forma, as adjusted basis, as of March 31, 2004, the differences between the total consideration paid and the average price per share paid by the existing stockholders and the new investors with respect to the number of shares of common stock purchased from us based on an assumed initial public offering price of $15.00 per share.

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	29,227,981	80%	$70,640,000	39%	$2.42
New investors	7,333,333	20%	110,000,000	61%	$15.00

Total	36,561,314	100%	$180,640,000	100%	$4.94

      The preceding table excludes:

•	1,552,794 shares of common stock available for issuance upon the exercise of outstanding options, of which 96,330 shares are exercisable as of June 1, 2004;

•	4,573,693 shares of common stock reserved for issuance under our equity incentive plan; and

•	381,141 shares of common stock reserved for future issuances under our employee stock purchase plan.

      To the extent all of these options had been exercised as of March 31, 2004, net tangible book value per share after this offering would be $1.99 and total dilution per share to new investors would be $13.01.

SELECTED CONSOLIDATED AND COMBINED FINANCIAL DATA

          You should read the following selected financial data in conjunction with our financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. We derived the combined statements of operations data for the years ended December 31, 1999 and 2000 and the balance sheet data as of December 31, 1999 and 2000 from the unaudited financial statements of our Predecessor. We derived the combined statements of operations for the year ended December 31, 2001, and the seven-month period ended July 31, 2002, and the balance sheet data as of December 31, 2001 from the audited financial statements of our Predecessor. We derived the consolidated statements of operations data for the five-month period ended December 31, 2002 and the year ended December 31, 2003, and the balance sheet data as of December 31, 2002 and 2003, from our audited consolidated financial statements. We derived the consolidated statements of operations data for the three-month period ended March 31, 2003 and 2004, and the balance sheet data as of March 31, 2003 and 2004, from our unaudited consolidated financial statements. Operating results for the three months ended March 31, 2004 are not necessarily indicative of operating results to be expected for the full year.

          Our acquisition of the WellCare group of companies as of July 31, 2002 was accounted for using the purchase method of accounting, as described in Note 2 to our consolidated and combined financial statements included elsewhere in this prospectus. Accordingly, the combined results of operations and financial condition at dates prior to July 31, 2002 are not comparable to the consolidated results of operations and financial condition after that date.

	Predecessor				Successor

				Seven-Month	Five-Month		Three Months Ended
	Year Ended December 31,			Period Ended	Period Ended	Year Ended	March 31,
				July 31,	December 31,	December 31,
	1999	2000	2001	2002	2002	2003	2003	2004

	(in thousands, except per unit/share data)						(unaudited)
Consolidated and Combined Statements of Income (Loss):
Revenues:
Premium:
Medicaid	$152,543	$272,497	$451,210	$329,164	$267,911	$740,078	$174,882	$216,120
Medicare	27,212	72,992	233,626	170,073	120,814	288,330	70,334	84,560
Other(1)	84,299	80,430	55,027	17,976	9,928	14,444	5,410	570

Total premium	264,054	425,919	739,863	517,213	398,653	1,042,852	250,626	301,250
Investment income	10,592	4,141	8,949	2,460	3,038	2,561	775	451
Other	—	1,407	1,472	359	114	569	156	135

Total revenues	274,646	431,467	750,284	520,032	401,805	1,045,982	251,557	301,836
Expenses:
Medical benefits
Medicaid	115,046	202,876	364,293	274,672	222,007	609,233	151,778	183,062
Medicare	25,727	78,542	219,505	145,768	107,384	238,933	57,606	67,969
Other(2)	90,138	86,818	53,708	14,484	12,372	12,887	4,633	404

Total medical benefits	230,911	368,236	637,506	434,924	341,763	861,053	214,017	251,435
Selling, general and administrative	35,201	70,050	86,279	54,492	45,384	126,106	27,319	36,791
Depreciation and amortization	2,171	1,913	2,234	1,239	3,734	8,159	2,732	1,659
Interest	6,126	1,785	2,860	1,446	1,462	10,172	1,579	2,265

Total expenses	274,409	441,984	728,879	492,101	392,343	1,005,490	245,647	292,150

Income (loss) before income taxes	237	(10,517)	21,405	27,931	9,462	40,492	5,910	9,686
Income tax expense(3)	—	—	—	—	4,805	16,955	2,482	3,864

Net income (loss)	$237	$(10,517)	$21,405	$27,931	$4,657	$23,537	$3,428	$5,822

Net income attributable per common unit:
Net income attributable per unit — basic					$0.09	$0.66	$0.07	$0.15
Net income attributable per unit — diluted					$0.08	$0.60	$0.07	$0.13

	Predecessor				Successor

				Seven-Month	Five-Month		Three Months Ended
	Year Ended December 31,			Period Ended	Period Ended	Year Ended	March 31,
				July 31,	December 31,	December 31,
	1999	2000	2001	2002	2002	2003	2003	2004

	(in thousands, except per unit/share data)						(unaudited)
Pro forma net income per common share:
Basic						$0.84		$0.20
Diluted						$0.77		$0.17
Pro forma common shares outstanding:
Basic						20,855,914		21,460,625
Diluted						22,832,795		24,994,106

	As of December 31,					As of March 31,

	1999	2000	2001	2002	2003	2003	2004

Operating Statistics:
Medical benefits ratio — consolidated(4)	87.4%	86.5%	86.2%	84.8%	82.6%	85.4%	83.5%
Medical benefits ratio — Medicaid(4)	75.4%	74.5%	80.7%	83.2%	82.3%	86.8%	84.7%
Medical benefits ratio — Medicare(4)	94.5%	107.6%	94.0%	87.0%	82.9%	81.9%	80.4%
Medical benefit ratio — other(4)	106.9%	107.9%	97.6%	96.2%	89.2%	85.6%	70.9%
Selling, general and administrative expense ratio (5)	12.8%	16.2%	11.5%	10.8%	12.1%	10.9%	12.2%
Members — consolidated	157,000	317,000	374,000	470,000	555,000	482,000	581,000
Members — Medicaid	106,000	256,000	323,000	420,000	512,000	435,000	537,500
Members — Medicare	5,000	20,000	35,000	42,000	42,000	41,000	43,000
Members — commercial	46,000	41,000	16,000	8,000	1,000	6,000	500

	As of December 31,					As of March 31,

							As
	1999	2000	2001	2002	2003	Actual	Adjusted(6)

	(in thousands)					(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$35,658	$107,730	$129,791	$146,784	$237,321	$198,799	$298,799
Total assets	75,765	173,007	221,456	409,504	497,107	472,340	572,340
Long-term debt (including current maturities)(6)	6,370	1,174	154	156,295	135,755	132,442	132,442
Total liabilities(6)	82,449	180,186	199,411	334,587	397,530	366,681	366,681
Total stockholders’ equity (deficit)(7)	(6,684)	(7,179)	22,045	74,917	99,577	105,659	205,659

(1)	Other premium revenue relates to our commercial business, which is no longer marketed.
(2)	Other medical benefits relates to our commercial business, which is no longer marketed.
(3)	Income tax expense was not recorded by the Predecessor because its tax structure included entities that had elected subchapter S status under the Internal Revenue Code the income of which was taxed at the stockholder level, as well as entities that were subject to tax, but did not generate tax liabilities or benefits due to operating losses. Pro forma tax expense for each of the years 1999, 2000, 2001, and the seven months ended July 31, 2002 at an estimated tax rate of 42% (our effective tax rate as the Successor) is $100, $0, $8,990, and $11,731, respectively.
(4)	Medical benefits ratio represents medical benefits expense as a percentage of premium revenue.
(5)	Selling, general and administrative expense ratio represents selling, general and administrative expense as a percentage of total revenue and excludes depreciation and amortization expense for purposes of determining the ratio.

(6)	The as adjusted balance sheet data gives effect to the sale of 7,333,333 shares of common stock at an assumed initial public offering price of $15.00 per share, less the estimated underwriting discounts, commissions and estimated offering expenses payable by us. The as adjusted balance sheet data does not give effect to either the incurrence of additional debt under our new credit facilities and the application of the net proceeds therefrom, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Debt and Credit Facilities,” or our acquisition in June 2004 of Harmony Health Systems, Inc.

(7)	Total stockholders’ equity reflects stockholders’ equity for Predecessor and on an as adjusted basis for 2003 and reflects limited liability company membership interests during 2002 and on an actual basis for 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis of the financial condition and results of operations of WellCare should be read in conjunction with “Selected Consolidated and Combined Financial Data” and WellCare’s combined and consolidated financial statements and related notes appearing elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause our actual results to differ materially from management’s expectations. Factors that could cause such differences include those set forth under “Risk Factors,” “Forward-Looking Statements,” “Business” and elsewhere in this prospectus.

Overview

      We provide managed care services targeted exclusively to government-sponsored healthcare programs, focusing on Medicaid and Medicare. Our business currently operates health plans in Florida, New York, Connecticut, Illinois and Indiana, serving approximately 581,000 members as of March 31, 2004, and approximately 84,000 additional members as a result of our recent acquisition of Harmony. The following tables summarize our membership by state and our membership by program as of March 31, 2004. The information gives effect to our acquisition of Harmony as if the acquisition had occurred as of March 31, 2004.

State	Total Members

Florida	495,000
New York	60,000
Connecticut	26,000
Illinois	54,000
Indiana	30,000

Program	Total Members

Medicaid	621,500
Medicare	43,000
Other	500

      We were formed in May 2002 to acquire the WellCare group of companies. Until the closing of that acquisition in July 2002, the companies that comprise our Florida operations had operated as closely-held businesses, and our New York and Connecticut businesses had operated as subsidiaries of a public company. Results of operations beginning July 31, 2002 reflect our operations under current management.

      We enter into contracts generally on an annual basis with government agencies that administer health benefits programs. We receive premiums from state and federal agencies for the members that are assigned to or have selected us to provide healthcare services under each benefit program. The amount of premiums we receive for each member is fixed, although it varies according to demographics, including the government program, and the member’s geographic location, age and sex.

      Our largest expense is the cost of medical benefits that we provide, which is based primarily on our arrangements with healthcare providers. Our profitability depends on our ability to predict and effectively manage medical benefits expense relative to the fixed premiums we receive. Our arrangements with providers fall into two broad categories: capitation arrangements, where we pay the providers a fixed fee per member, and fee-for-service and risk-sharing arrangements, where we assume all or part of the risk of the cost of the healthcare provided. Generally, capitation payments represent less than 12% of our total medical benefits expense. Other components of medical benefits expense are variable and require estimation and ongoing cost management.

      Estimation of medical benefits expense is our most significant critical accounting estimate. See “— Critical Accounting Policies.”

      We use a variety of techniques to manage our medical benefits expense, including payment methods to providers, referral requirements, quality and disease management programs, reinsurance and member co-payments and premiums for some of our Medicare plans. National healthcare costs have been increasing at a higher rate than the general inflation rate, however, and relatively small changes in our medical benefits expense relative to premiums that we receive can create significant changes in our financial results. Changes in healthcare laws, regulations and practices, levels of use of healthcare services, competitive pressures, hospital costs, major epidemics, terrorism or bio-terrorism, new medical technologies and other external factors could reduce our ability to manage our medical benefits expense effectively.

      One of our primary tools for measuring profitability is our medical benefits ratio, the ratio of our medical benefits expense to the premiums we receive. Changes in the medical benefits ratio from period to period result from changes in Medicaid and Medicare funding, changes in the mix of Medicaid and Medicare membership, our ability to manage medical costs and changes in accounting estimates related to incurred but not reported claims. We use medical benefits ratios both to monitor our management of medical benefits expense and to make various business decisions, including what healthcare plans to offer, what geographic areas to enter or exit and the selection of healthcare providers. Although medical benefits ratios play an important role in our business strategy, we may be willing to enter into provider arrangements that might produce a less favorable medical benefits ratio if those arrangements, such as capitation or risk-sharing, would likely lower our exposure to variability in medical costs.

Corporate History and Acquisitions

      Our Well Care HMO subsidiary was established in 1985 by a group of physicians located in Tampa, Florida, and began offering Medicaid managed care services in 1994 and Medicare services in 2000. Our HealthEase subsidiary was formed in May 2000 to acquire the business of Tampa General Health Plan, Inc., including its HMO license and approximately 5,900 Medicaid members. HealthEase subsequently acquired almost 100,000 Medicaid members from Humana, Inc. in June 2000.

      In July 2002, our current management acquired the WellCare group of companies in two concurrent transactions. In the first transaction, we acquired our Florida operations, including our Well Care HMO and HealthEase subsidiaries, in a stock purchase from a number of individuals, including Dr. Kiran C. Patel and Rupesh Shah, our Senior Vice President, Market Expansion. The purchase price for this transaction consisted of:

•	$50 million in cash;

•	the issuance of a senior subordinated promissory note in the original principal amount of $53 million, subject to adjustments for earnouts and other purchase price adjustments; and

•	warrants to purchase Class B Common Units, which will be converted into 1,774,096 shares of our common stock in our reorganization.

      The purchase price was subject to adjustment in both 2003 and 2004, based upon a number of earnout and other calculations. In February 2004, we entered into a settlement agreement with the selling stockholders that fixed the amount of the purchase price and principal balance of the note at $209.6 million and $119.7 million, respectively. In May 2004, we entered into a further agreement with the selling stockholders, pursuant to which we prepaid $85.0 million of the principal balance of the note, using proceeds from our new senior secured term loan facility, and $3.0 million of the principal balance was forgiven in consideration for the prepayment. See “Certain Transactions — Other Agreements with Selling Stockholders — Amendment and Settlement Agreement” and “— Prepayment Agreement.”

      In the second transaction, we acquired The WellCare Management Group, Inc., a publicly-traded holding company and the parent company of our New York and Connecticut operations, through a merger of that company into a wholly-owned subsidiary of ours. The purchase price for this transaction consisted of approximately $7.72 million in cash.

      In June 2004, we acquired Harmony Health Systems, Inc., a provider of Medicaid managed care plans in Illinois and Indiana. As a result of the acquisition, we increased our Medicaid membership by approximately 84,000. The purchase price for the acquisition was approximately $50.3 million in cash, after deducting (i) pre-closing distributions of cash by Harmony to its equityholders and (ii) certain transaction expenses incurred by Harmony or its shareholders. The purchase price will be adjusted by the amount of any excess or shortfall in the amount of Harmony’s reserves for medical claims as of December 31, 2003, compared to medical claims actually incurred as of that date as measured on or about December 31, 2004.

      We are currently identifying markets for potential acquisitions or expansion that would increase our membership and broaden our geographic presence. These potential acquisitions or expansion efforts are at various stages of internal consideration, and we may enter into letters of intent, transactions or other arrangements supporting our growth strategy at any time. However, we cannot predict when or whether such transactions or other arrangements will actually occur, and we may not be successful in completing potential acquisitions.

Basis of Presentation

      WellCare, as it existed prior to the July 31, 2002 acquisition of the WellCare group of companies, is referred to as “Predecessor.” WellCare, as it existed on and after July 31, 2002, is referred to as the “Successor,” “we” or “us.”

      The consolidated results of operations include the accounts of the Successor and all of its subsidiaries. Significant intercompany accounts and transactions have been eliminated.

      The combined results of operations include all of the accounts of the Predecessor’s entities under common control prior to the July 31, 2002 acquisition of the WellCare group of companies. Significant intercompany accounts and transactions have been eliminated.

      The combined results of operations of the Predecessor also do not reflect the effects of our change in corporate structure and management. The Predecessor’s combined financial results do not reflect the effects of:

•	additional debt incurred by Successor management, which results in increased interest expense;

•	a C corporation tax structure, which results in taxes being incurred by us, whereas previously, because the Predecessor had an S corporation tax structure, taxes were incurred by the stockholders; and

•	accounting for amortization of the acquired intangible assets, which resulted from the purchase of the businesses.

In addition, due to prior management’s preparation of the Predecessor for sale, certain costs and expenses were temporarily eliminated and opportunities to increase membership were not pursued during the relevant time periods.

      WellCare Holdings, LLC is taxed as a partnership for federal income tax purposes. It is not included in the consolidated federal tax return of its subsidiaries, which file as C corporations. See Note 10 to the notes to the audited combined and consolidated financial statements appearing elsewhere in this prospectus.

Segments

      We have two reportable business segments: Medicaid and Medicare. Medicaid, a state administered program, was enacted in 1965 to make federal matching funds available to all states for the delivery of healthcare benefits to eligible individuals, principally those with incomes below specified levels who meet other state specified requirements. Medicaid is structured to allow each state to establish its own eligibility standards, benefits package, payment rates and program administration under broad federal guidelines. Most states determine threshold Medicaid eligibility by reference to other federal financial assistance programs including the Temporary Assistance to Needy Families and Supplemental Security Income programs.

      The Temporary Assistance to Needy Families program provides assistance to low-income families with children and was adopted to replace the Aid to Families with Dependent Children program. Supplemental Security Income is a federal program that provides assistance to low-income aged, blind or disabled individuals. However, states can broaden eligibility criteria.

      SCHIP, developed in 1997, is a federal/state matching program that provides healthcare coverage to children not otherwise covered by Medicaid or other insurance programs. SCHIP enables a segment of the large uninsured population in the United States to receive healthcare benefits. States have the option of administering SCHIP through their Medicaid programs.

      Medicare is a federal program that provides persons age 65 and over and some disabled persons a variety of hospital and medical insurance benefits. Most individuals eligible for Medicare are entitled to receive inpatient hospital care without the payment of any premium, but are required to pay a premium to the federal government, which is adjusted annually, to be eligible for physician care and other services.

      Under the Medicare+Choice program, managed care plans can contract with CMS to provide health insurance coverage in exchange for a fixed monthly payment per member that varies based on the geographic areas in which the members reside. The fixed monthly payment per member is subject to periodic adjustments determined by CMS based upon a number of factors, including retroactive changes in members’ status such as Medicaid eligibility, and risk measures based on demographic factors such as age, gender, county of residence and health status. The weighting of the risk measures in the determination of the amount of the periodic adjustments to the fixed monthly payments is being phased in over time. These measures will have their full impact on the calculation of those adjustments by 2007. Individuals who elect to participate in the Medicare+Choice program are relieved of the obligation to pay some or all of the deductible or coinsurance amounts required under the traditional Medicare program, but are generally required to use the service provided by the HMO exclusively and may be required to pay a premium to the federal Medicare program unless the HMO chooses to pay the premium as part of its benefit package.

Critical Accounting Policies

      In the ordinary course of business, we make a number of estimates and assumptions relating to the reporting of our results of operations and financial condition in conformity with accounting principles generally accepted in the United States. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe that the accounting policies discussed below are those that are most important to the portrayal of our financial condition and results and require management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

      Revenue recognition. We generate revenues primarily from premiums we receive from agencies of the federal government and the states in which we operate to provide healthcare benefits to our members. We receive a fixed premium per member per month to provide healthcare benefits to our members pursuant to our contracts in each of our markets. We generally receive premiums in advance of providing services, and recognize premium revenue during the period in which we are obligated to provide services to our members. Premiums collected in advance are deferred and reported as unearned premiums. Any amounts that have not been received remain on the balance sheet classified as premiums receivable. We also generate revenues from investments.

      We experience adjustments to our revenues based on member retroactivity. These retroactivity adjustments reflect changes in the number and eligibility status of enrollees subsequent to when revenue is billed. We estimate the amount of outstanding retroactivity each period and adjust premium revenue accordingly. The estimates of retroactivity adjustments are based on historical trends, premiums billed, the volume of member and contract renewal activity and other information. We refine our estimates and methodologies based upon actual retroactivity experienced. Retroactivity adjustments have not been significant.

      Estimating medical benefits expense and medical benefits payable. The cost of medical benefits is recognized in the period in which services are provided and includes an estimate of the cost of medical benefits that have been incurred but not yet reported. We contract with various healthcare providers for the provision of certain medical care services to our members and generally compensate those providers on a fee-for-service or capitated basis or pursuant to certain risk-sharing arrangements. Capitation represents fixed payments on a per member per month basis to participating physicians and other medical specialists as compensation for providing comprehensive healthcare services. Participating physician capitation payments for our year ended

December 31, 2003 and five-month period ended December 31, 2002, and the Predecessor seven-month period ended July 31, 2002 and year ended December 31, 2001 were 11.0%, 10.2%, 10.2% and 10.3%, respectively, of total medical benefits expense.

      Medical benefits expense has two main components: direct medical expenses and medically-related administrative costs. Direct medical expenses include amounts paid to hospitals, physicians and providers of ancillary services, such as laboratory and pharmacy. Medically-related administrative costs include items such as case and disease management, utilization review services, quality assurance and on-call nurses.

      Medical benefits payable consists primarily of benefit reserves established for reported and unreported claims, which are unpaid as of the balance sheet date, and contractual liabilities under risk-sharing arrangements, determined through an estimation process utilizing company-specific, industry-wide, and general economic information and data.

      We have used the same methodology for estimating our medical benefits expense and medical benefits payable since our acquisition of the WellCare group of companies. Our policy is to record management’s best estimate of medical benefits payable. Monthly, we estimate ultimate benefits payable based upon historical experience and other available information as well as assumptions about emerging trends, which vary by business segment. The process for preparing the estimate utilizes standard actuarial methodologies based on historical data. These standard actuarial methodologies include, among other factors, contractual requirements, historical utilization trends, the interval between the date services are rendered and the date claims are paid, denied claims activity, disputed claims activity, benefit changes, expected health care cost inflation, seasonality patterns and changes in membership. In developing the estimate, we apply different estimation methods depending on the month for which incurred claims are being estimated. For the more recent months, which constitute the majority of the amount of the medical benefits payable, we estimate our claims incurred by applying observed trend factors to the per member per month, or PMPM, costs for prior months, which costs have been estimated using completion factors, in order to estimate the PMPMs for the most recent months. We validate our estimates of the most recent PMPMs by comparing the most recent months’ utilization levels to the utilization levels in older months, actuarial techniques that incorporate a historical analysis of claim payments, including trends in cost of care provided, and timeliness of submission and processing of claims.

      Also included in medical benefits payable are estimates for provider settlements due to clarification of contract terms, out-of-network reimbursement and claims payment differences, as well as amounts due to contracted providers under risk-sharing arrangements.

      Many aspects of the managed care business are not predictable with consistency. These aspects include the incidences of illness or disease state (such as cardiac heart failure cases, cases of upper respiratory illness, the length and severity of the flu season, diabetes, the number of full-term versus premature births, and the number of neonatal intensive care babies). Therefore, we must rely upon our historical experience, as continually monitored, to reflect the ever-changing mix, needs and growth of our members in our trend assumptions. Among the factors considered by management are changes in the level of benefits provided to members, seasonal variations in utilization, identified industry trends and changes in provider reimbursement arrangements, including changes in the percentage of reimbursements made on a capitated as opposed to a fee-for-service basis. These considerations are aggregated in trend in medical benefits expense. Other external factors such as government-mandated benefits or other regulatory changes, catastrophes, and epidemics may impact medical cost trends. Other internal factors such as system conversions and claims processing interruptions may impact our ability to accurately predict estimates of historical completion factors or medical cost trends. Medical cost trends potentially are more volatile than other segments of the economy. Management is required to use considerable judgment in the selection of medical benefits expense trends and other actuarial model inputs.

      We record reserves for estimated referral claims related to healthcare providers under contract with us who are financially troubled or insolvent and who may not be able to honor their obligations for the costs of medical services provided by other providers. In these instances, we may be required to honor these obligations for legal or business reasons. Based on our current assessment of providers under contract with us, such losses have not been and are not expected to be significant.

      Changes in estimates of medical benefits payable are primarily the result of obtaining more complete claims information that directly correlates with the claims and provider reimbursement trends. Volatility in members’ needs for medical services, provider claims submission and our payment processes results in identifiable patterns emerging several months after the causes of deviations from assumed trends occur. Since our estimates are based upon per member, per month claims experience, changes cannot typically be explained by any single factor, but are the result of a number of interrelated variables, all influencing the resulting experienced medical cost trend. Deviations, whether positive or negative, between actual experience and estimates used to establish the liability are recorded in the period known.

      The following table provides a reconciliation of the beginning and ending balance of medical benefits payable for the following periods:

	Predecessor		Successor

		Seven-Month	Five-Month
	Year Ended	Period Ended	Period Ended	Year Ended
	December 31,	July 31,	December 31,	December 31,
	2001	2002	2002	2003

	(in thousands)
Balances as of beginning of period	$86,714	$98,314	$109,054	$113,670

Medical benefits incurred related to:
Current period	634,726	436,444	348,079	884,703
Prior periods	2,780	(1,520)	(6,316)	(23,650)

Total	637,506	434,924	341,763	861,053

Medical benefits paid related to:
Current period	(538,505)	(335,938)	(249,076)	(751,826)
Prior periods	(87,401)	(88,246)	(88,071)	(74,600)

Total	(625,906)	(424,184)	(337,147)	(826,426)

Balances as of end of period	$98,314	$109,054	$113,670	$148,297

      Medical benefits payable recorded at December 31, 2002 developed favorably by approximately $23.7 million. This favorable development was primarily due to realized medical benefits expense trends that were less than initially assumed trends. We initially assumed a medical benefits expense trend increase of 7.8% and a decrease of 4.1% for the Medicaid and Medicare segments, respectively, at December 31, 2002. Based upon payments made subsequent to December 31, 2002, for dates of service prior to December 31, 2002, the realized trends were an increase of 4.5% for the Medicaid segment and a decrease of 5.4% for the Medicare segment. The difference between the assumed and the realized trends accounts for approximately $15.0 million and $3.5 million of favorable development for the Medicaid and Medicare segments, respectively.

      Medical benefits payable at July 31, 2002 developed favorably in the five-month period ended December 31, 2002 by $6.3 million primarily due to differences between estimated and actual utilization and severity of claims on certain of our Florida Medicaid businesses. Medical benefits payable at December 31, 2001 developed favorably in the seven-month period ended July 31, 2002 by $1.5 million due primarily to lower utilization of medical services than anticipated. Medical benefits payable at December 31, 2000 developed unfavorably in the year ended December 31, 2001 by $2.8 million, due primarily to higher than expected utilization of services and cost per service.

      We believe that the amount of medical benefits payable as of December 31, 2003 is adequate to cover our ultimate liability for unpaid claims recorded as of that date; however, actual claim payments and other items may differ from established estimates. Assuming a hypothetical 1% difference between our December 31, 2003 medical benefits ratio due to changes between estimated medical benefits payable and actual medical benefits payable, income before income taxes for the year ended December 31, 2003 would have increased or decreased by $10.4 million and diluted earnings per share would have increased or decreased by approximately $0.42 per share, after giving effect to our reorganization into a corporation.

      Goodwill and intangible assets. We obtained goodwill and intangible assets as a result of the acquisitions of our subsidiaries. Goodwill represents the excess of the cost over the fair market value of net assets acquired. Intangible assets include provider networks, membership contracts, trademark, noncompete agreements, government contracts, licenses and permits. Our intangible assets are amortized over their estimated useful lives ranging from one to 26 years.

      We evaluate whether events or circumstances have occurred that may affect the estimated useful life or the recoverability of the remaining balance of goodwill and other identifiable intangible assets. We must make assumptions and estimates, such as the discount factor, in determining the estimated fair values. While we believe these assumptions and estimates are appropriate, other assumptions and estimates could be applied and might produce significantly different results.

      We review goodwill and intangible assets for impairment at least annually, or more frequently if events or changes in circumstances occur that may affect the estimated useful life or the recoverability of the remaining balance of goodwill or intangible assets. Events or changes in circumstances would include significant changes in membership, state funding, medical contracts and provider networks. We have selected the third quarter for our annual impairment test, which generally coincides with the finalization of state and federal contract negotiations and our initial budgeting process. During the third quarter ended September 30, 2003, we assessed the earnings forecast for our two reporting units and concluded that the fair value of the individual reporting units, based upon the expected present value of future cash flows and other qualitative factors, was in excess of net assets of each reporting unit. As of March 31, 2004, we believe that there is no impairment to the value of goodwill or intangible assets.

      The purchase of our Florida subsidiaries was partially financed through a contingent note payable to the former shareholders of those subsidiaries, including Rupesh Shah, our Senior Vice President, Market Expansion, and his spouse. The principal amount of this note was subject to adjustment for various contingencies including based on the adequacy of the statutory capital of certain subsidiaries, the actual medical benefits payable of certain subsidiaries, the earnings (or losses) of certain products and potential indemnifications under the purchase agreement. Adjustments to the note resulted in a change in the purchase price and the amount of goodwill acquired of $41.6 million. See “— Corporate History and Acquisitions.”

Results of Operations

      The following table sets forth the consolidated and combined statements of income data, expressed as a percentage of revenues for each period indicated. The pro forma combined year ended December 31, 2002 amounts consist of combined financial data from the Predecessor for the seven-month period ended July 31, 2002 and from the Successor for the five-month period ended December 31, 2002. The historical results are not necessarily indicative of results to be expected for any future period.

	Percentage of Revenues

	Predecessor	Predecessor/Successor		Successor

					Three Months
	Combined	Pro Forma Combined		Consolidated	Ended
	Year Ended	Year Ended		Year Ended	March 31,
	December 31,	December 31,		December 31,
	2001	2002 (combined)		2003	2003	2004

Statement of Operations Data:
Revenues:
Premium	98.6%	99.4%		99.7%	99.6%	99.8%
Investment income	1.2%	0.6%		0.2%	0.3%	0.1%
Other	0.2%	—		0.1%	0.1%	0.1%

Total revenues	100.0%	100.0%		100.0%	100.0%	100.0%
Expenses:
Medical benefits	85.0%	84.3%		82.3%	85.1%	83.3%
Selling, general and administrative	11.5%	10.8%		12.1%	10.9%	12.2%
Depreciation and amortization	0.3%	0.5%		0.8%	1.1%	0.5%
Interest	0.4%	0.3%		1.0%	0.6%	0.8%

Total expenses	97.2%	95.9%		96.2%	97.7%	96.8%

Income before income taxes	2.8%	4.1%		3.8%	2.3%	3.2%
Income tax expense	— (1)	0.5	%(1)	1.6%	1.0%	1.3%

Net income	2.8%	3.6%		2.2%	1.3%	1.9%

(1)	Income tax expense was not recorded by the Predecessor because its tax structure included entities that had elected subchapter S status under the Internal Revenue Code, the income of which was taxed at the stockholder level, as well as entities that were subject to tax, but did not generate tax liabilities or benefits due to operating losses.

     The Predecessor financial statements do not reflect any provision for doubtful receivables. The necessity for the provision for doubtful receivables became evident during the second half of 2002, based upon management’s experience following the acquisition of the WellCare group of companies. Factors considered included the age and amounts of receivables, the effort and timeframe necessary to collect those receivables and the strategic nature of the applicable relationships. Management’s evaluation of the history of the relationships indicated doubt that certain of the receivables would ultimately be fully collected. Therefore, a provision for the doubtful receivables was deemed to be appropriate and necessary for the years ended 2003 and 2002.

Comparison of Three Months Ended March 31, 2004 to Three Months Ended March 31, 2003

      Premium revenue. Premium revenue for the three months ended March 31, 2004 increased $50.7 million, or 20%, to $301.3 million from $250.6 million for the three months ended March 31, 2003. The increase was principally due to 23% internal growth in overall membership within the Medicaid segment. Total membership grew by 99,000 members, or 21%, from 482,000 at March 31, 2003 to 581,000 members at March 31, 2004.

      Our Medicaid segment includes Medicaid programs and other state-sponsored healthcare programs. The Medicaid segment premium revenue for the three months ended March 31, 2004 increased $41.2 million, or

24%, to $216.1 million from $174.9 million for the three months ended March 31, 2003. The increase was primarily due to an increase in membership worth approximately $41.4 million, offset by a $0.2 million reduction resulting from a change in membership demographics and rates. Membership within the Medicaid segment grew by 102,500, or 24%, members from 435,000 members at March 31, 2003 to 537,500 members at March 31, 2004. Membership increased by approximately 50,000 as a result of assignment of SCHIP members in Florida under a competitive bidding process, and the remaining growth in Medicaid membership resulted from a combination of mandatory assignment and successful marketing efforts.

      Medicare segment premium revenue for the three months ended March 31, 2004 increased $14.3 million, or 20%, to $84.6 million from $70.3 million for the three months ended March 31, 2003. The increase was primarily due to an increase in membership throughout the period of approximately $3.9 million, and increased rates and change in membership demographics of approximately $10.4 million. Membership in the Medicare segment increased by 2,000 members, or 5%, from 41,000 members at March 31, 2003 to 43,000 members at March 31, 2004.

      Investment income. Investment income for the three months ended March 31, 2004 decreased $0.3 million, or 38%, to $0.5 million from $0.8 million for the three months ended March 31, 2003. The decrease in investment income was primarily due to the continued decline in market interest rates and maintaining investments with shorter maturities.

      Medical benefits expense. Medical benefits expenses for the three months ended March 31, 2004 increased $37.4 million, or 17%, to $251.4 million from $214.0 million for the three months ended March 31, 2003. The increase was primarily due to increased membership. The medical benefits ratio, as a percentage of premium revenue, for the three months ended March 31, 2004 was 83.5% compared to 85.4% for the three months ended March 31, 2003. The decrease resulted primarily from changes in Medicare benefit levels, working with key physicians to ensure that preventative care is administered to our membership and improved medical cost management.

      Medicaid segment medical benefits expense for the three months ended March 31, 2004 increased $31.3 million, or 21%, to $183.1 million from $151.8 million for the three months ended March 31, 2003. The increase was principally due to growth in overall membership within the Medicaid segment, which had an impact of $36.0 million. This was offset by changes in membership demographics and medical costs of $4.7 million. The medical benefits ratio, as a percentage of premium revenue, for the three months ended March 31, 2004 was 84.7% compared to 86.8% in the same period of 2003.

      Medicare segment medical benefits expense for the three months ended March 31, 2004 increased $10.4 million, or 18%, to $68.0 million from $57.6 million for the three months ended March 31, 2003. The increase was due to growth in overall membership within the Medicare segment, which had an impact of $3.2 million, and changes in membership demographics and cost increases of $7.2 million. The medical benefits ratio, as a percentage of premium revenue, for the three months ended March 31, 2004 was 80.4% compared to 81.9% in the same period of 2003.

      Selling, general and administrative expense. Selling, general and administrative expense for the three months ended March 31, 2004 increased $9.5 million, or 35%, to $36.8 million from $27.3 million for the three months ended March 31, 2003. Our selling, general and administrative expense to premium revenue ratio was 12.2% and 10.9% for the three months ended March 31, 2004 and 2003, respectively. The ratio has increased as we have expanded our Medicaid membership and continued to invest in infrastructure to support our growing membership base.

      Interest expense. Interest expense for the three months ended March 31, 2004 increased $0.7 million, or 44%, to $2.3 million from $1.6 million for the three months ended March 31, 2003. The increase was due to the additional interest incurred on the increased principal balance of the note payable to the prior owners of our Florida operations under the February 2004 renegotiation of the note and a full quarter of interest incurred on other long-term debt originated in March 2003.

      Income tax expense. Income tax expense for the three months ended March 31, 2004 increased $1.4 million, or 56%, to $3.9 million from $2.5 million for the three months ended March 31, 2003. The increase is the result of increased income. Our effective tax rate for the three months ended March 31, 2004 and 2003 was 39.9% and 42.0%, respectively.

      Net income. Net income for the three months ended March 31, 2004 was $5.8 million compared to $3.4 million for the three months ended March 31, 2003.

Comparison of Consolidated Year Ended December 31, 2003 to Combined Year Ended December 31, 2002

      Premium revenue. Premium revenue for the year ended December 31, 2003 increased $127.0 million, or 14%, to $1.04 billion from $915.9 million for the combined year ended December 31, 2002. The increase was principally due to internal growth in overall membership within the Medicaid segment and to a lesser extent increased premium rates per member. Premium rate increases were partially offset by a lower average premium per member primarily as a result of changes in the demographics of Medicaid members by product. During 2003, membership increased by 85,000 members, or 18%, from 470,000 members at December 31, 2002 to 555,000 members at December 31, 2003.

      Medicaid segment premium revenue for the year ended December 31, 2003 increased $143.0 million, or 24%, to $740.1 million from $597.1 million for the combined year ended December 31, 2002. The increase was primarily due to an increase in membership of approximately $166.7 million and a change in membership demographics and premium rates, which offset the increase by $23.7 million. During 2003, membership within the Medicaid segment increased 92,000 members, or 22%, from 420,000 members at December 31, 2002 to 512,000 members at December 31, 2003. Membership increased by approximately 44,000 as a result of assignment of SCHIP members in Florida under a competitive bidding process, and the remaining growth in Medicaid membership resulted from a combination of mandatory assignment and successful marketing efforts. We expect Medicaid membership to continue to increase in 2004.

      Medicare segment premium revenue for the year ended December 31, 2003 decreased $2.6 million, or 1.0%, to $288.3 million from $290.9 million for the combined year ended December 31, 2002. The decrease was primarily due to a decrease in the aggregate time our members were covered by our plans, partially offset by an increase in premium rates and change in membership demographics of approximately $7.2 million. We continually review the medical loss ratio of our business and make strategic decisions based on those analyses. During 2003, our medical benefits expense in certain areas of Florida was higher than expected. We addressed this concern by withdrawing from areas where financial performance was unfavorable. Overall membership levels remained flat at approximately 42,000. We expect Medicare membership to increase in 2004, in part due to the new Medicare legislation.

      Investment income. Investment income for the year ended December 31, 2003 decreased $2.9 million, or 53%, to $2.6 million from $5.5 million for the combined year ended December 31, 2002. The decrease in investment income was primarily due to the continued decline in market interest rates and maintaining investments with shorter maturities, which was partially offset by an increase in overall cash levels. Cash levels increased primarily due to increased profitability and differences in the timing of our receipt of premiums as compared to the timing of our payment of the related medical benefits expense.

      Medical benefits expense. Medical benefits expenses for the year ended December 31, 2003 increased $84.4 million, or 11%, to $861.1 million from $776.7 million for the combined year ended December 31, 2002. The increase was primarily due to the increase in membership. The medical benefits ratio, as a percentage of premium revenue, for the year ended December 31, 2003 was 82.6% compared to 84.8% in 2002. The medical benefits ratio decreased in 2003 primarily as a result of our initiatives to enter into contracts with providers that offer more economical benefits, to focus on preventative and disease management programs, and to increase the effectiveness of medical management to ensure that medical benefits are utilized efficiently.

      The Medicaid segment medical benefits expense for the year ended December 31, 2003 increased $112.5 million, or 23%, to $609.2 million from $496.7 million for the combined year ended December 31, 2002. The increase was principally due to internal growth in overall membership within the Medicaid segment, which accounted for an increase of $138.7 million, and to a lesser extent increased healthcare costs, which accounted for an increase of $3.8 million. This was offset by $30.0 million resulting from a change in membership demographics. The Medicaid medical benefits ratio, as a percentage of premium revenue, for the year ended December 31, 2003 was 82.3% compared to 83.2% in 2002.

      Medicare segment medical benefits expense for the year ended December 31, 2003 decreased
$14.3 million, or 6%, to $238.9 million from $253.2 million for the combined year ended December 31, 2002. The decrease was principally a result of our withdrawal from certain areas of Florida where financial performance was unfavorable and, to a lesser extent, as a result of revised contracts with providers containing improved contract terms. The decrease in membership accounted for $8.5 million of the reduction in expense, and the changes in contract terms accounted for the remainder. The Medicare medical benefits ratio, as a percentage of premium revenue, for the year ended December 31, 2003 was 82.9% compared to 87.0% in 2002.

      Selling, general and administrative expense. Selling, general and administrative expense for the year ended December 31, 2003 increased $26.2 million, or 26%, to $126.1 million from $99.9 million for the combined year ended December 31, 2002. Our selling, general and administrative expense to premium revenue ratio was 12.1% and 10.8% for the years ended December 31, 2003 and 2002, respectively. The increase in the ratio was the result of increased marketing efforts, servicing our increased membership, amortization of purchased intangible assets and costs incurred to strengthen our infrastructure. These costs include additional management staff, information technology system enhancements, and consulting services. Additionally, certain expenses to expand the business or make the operations more efficient were not incurred in 2002 as the predecessor management was preparing the company for sale.

      Interest expense. Interest expense for the year ended December 31, 2003 increased $7.3 million, or 252%, to $10.2 million from $2.9 million for the combined year ended December 31, 2002. The increase was due to increased debt as a result of the purchase of the business from the predecessor owners.

      Income tax expense. Income tax expense for the year ended December 31, 2003 increased $12.2 million, or 254%, to $17.0 million from $4.8 million for the combined year ended December 31, 2002. The increase resulted from being taxed as a C corporation for 12 months in 2003 compared to being taxed as a C corporation for only five months in 2002. Prior to August 1, 2002, our Predecessor was an S corporation and was a disregarded entity for federal and state income taxes. Our effective tax rate for the year ended December 31, 2003 was 41.9% and for the five-month period ended December 31, 2002 was 50.8%.

      Net income. Net income for the year ended December 31, 2003 was $23.5 million compared to $32.6 million for the combined year ended December 31, 2002.

Comparison of Combined Year Ended December 31, 2002 to Combined Year Ended December 31, 2001

      Premium revenue. Premium revenue for the pro forma combined year ended December 31, 2002 increased $176.0 million, or 24%, to $915.9 million from $739.9 million for the combined year ended December 31, 2001. The increase was principally due to internal growth in overall membership and to a lesser extent membership demographics. During combined fiscal 2002, membership increased 96,000 members, or 26%, from 374,000 members at December 31, 2001 to 470,000 members at December 31, 2002.

      Medicaid segment premium revenue for the combined year ended December 31, 2002 increased $145.9 million, or 32%, to $597.1 million from $451.2 million for the combined year ended December 31, 2001. The increase was principally due to internal growth in overall membership within the Medicaid segment of approximately $105.2 million and to a lesser extent changes in membership demographics and rates that accounted for the remainder. During 2002, membership within the Medicaid segment increased 97,000 members, or 30%, from 323,000 members at December 31, 2001 to 420,000 members at December 31, 2002. Membership increased by approximately 23,000 as a result of assignment of SCHIP members in Florida, and the remaining growth in membership resulted from a combination of mandatory assignment and successful marketing efforts.

      Medicare segment premium revenue for the combined year ended December 31, 2002 increased $57.3 million, or 25%, to $290.9 million from $233.6 million for the combined year ended December 31, 2001. The increase was principally due to internal growth in overall membership within the Medicare segment of approximately $51.7 million and changes in membership demographics and rates that accounted for $5.6 million of the increase. During 2002, membership within the Medicare segment increased 7,000 members, or 20%, from 35,000 members at December 31, 2001 to 42,000 members at December 31, 2002.

      Investment income. Investment income for the combined year ended December 31, 2002 decreased $3.4 million, or 38%, to $5.5 million from $8.9 million for the combined year ended December 31, 2001. The decrease in investment income was primarily due to the decline in market interest rates partially offset by an increase in overall cash levels. Cash levels primarily increased due to cash generated from operations and contributions of capital.

      Medical benefits expense. Medical benefits expenses for the combined year ended December 31, 2002 increased $139.2 million, or 22%, to $776.7 million from $637.5 million for the combined year ended December 31, 2001. The increase was primarily due to the increase in membership. The medical benefits ratio, as a percentage of premium revenue, for the combined year ended December 31, 2002 was 84.8% compared to 86.2% in 2001.

      Medicaid segment medical benefits expense for the combined year ended December 31, 2002 increased $132.4 million, or 36%, to $496.7 million from $364.3 million for the combined year ended December 31, 2001. The increase was principally due to internal growth in overall membership within the Medicaid segment, which accounted for approximately $84.9 million of the change. Changes in benefits and unit cost accounted for the remaining $47.5 million of the increase.

      Medicare segment medical benefits expense for the combined year ended December 31, 2002 increased $33.7 million, or 15%, to $253.2 million from $219.5 million for the combined year ended December 31, 2001. The increase was principally due to internal growth in overall membership in the amount of approximately $48.5 million. This was partially offset by a decrease in costs and utilization in the amount of approximately $14.8 million.

      Selling, general and administrative expense. Selling, general and administrative expense for the combined year ended December 31, 2002 increased $13.6 million, or 16%, to $99.9 million from $86.3 million for the combined year ended December 31, 2001. The increase was primarily due to an increase in staff to support our increased membership. Our selling, general and administrative expense to revenue ratio was 10.8% and 11.5% for the years ended December 31, 2002 and 2001, respectively. The decrease in the general and administrative expense ratio was the result of predecessor management preparing the business for sale and temporarily eliminating certain costs and expenses that would have been incurred under normal operating conditions.

      Interest expense. Interest expense was $2.9 million for the combined years ended December 31, 2002 and 2001 as we had similar balances of short- and long-term debt during both periods.

      Income tax expense. Income tax expense for the combined year ended December 31, 2002 was $4.8 million. Prior to August 1, 2002, our Predecessor was an S corporation and was a disregarded entity for federal and state income tax purposes. Our effective tax rate for the five-month period ended December 31, 2002 was 50.8%.

      Net income. Net income for the combined year ended December 31, 2002 was $32.6 million compared to $21.4 million for the combined year ended December 31, 2001.

Liquidity and Capital Resources

      We have financed our operations principally through internally generated funds. We generate cash mainly from premium revenue. Our primary use of cash is the payment of expenses related to medical benefits. We generally receive premium revenue in advance of payment of claims for related healthcare services. From time to time, we may need to raise capital or draw on our credit facility to fund planned geographic and product expansion or acquire healthcare businesses.

      Because we receive premiums in advance of payments of claims for healthcare services, we maintain estimated balances of cash and cash equivalents pending payment of claims. At December 31, 2003 and 2002, cash and cash equivalents were $237.3 million and $146.8 million, respectively. We also had short-term investments with maturities of three to 12 months of $33.8 million and $69.0 million at December 31, 2003 and 2002, respectively.

      Our investment policies are designed primarily to provide liquidity and preserve capital. The states in which we operate prescribe the types of instruments in which our subsidiaries may invest their funds. As of December 31, 2003, a substantial portion of our cash was invested in a portfolio of highly liquid money market securities with a weighted average maturity of 138 days. The average portfolio yield for the year ended December 31, 2003 was approximately 1.2%.

      Cash Flow. Net cash provided by operations increased to $122.7 million in 2003 from $66.9 million in 2002 and $38.2 million in 2001. The growth in cash from operations was primarily due to increased membership, improved profitability and changes in outstanding receivables and liabilities based on the timing of cash receipts and payments. Because we generally receive premium revenue in advance of payment for the related medical care costs, our cash available has historically increased during periods of enrollment growth. At December 31, 2003, we had negative working capital of $4.4 million as compared to working capital of $2.6 million and negative working capital of $38.1 million at December 31, 2002 and 2001, respectively.

      We believe that our cash resources and internally generated funds will be sufficient to support our operations, regulatory requirements and capital expenditures for at least 12 months following this offering.

      Regulatory Capital and Restrictions on Dividends. Our operations are conducted through our HMO subsidiaries. These subsidiaries are subject to state regulations that, among other things, may require the maintenance of minimum levels of statutory capital, as defined by each state. These regulations may restrict the amount, payment, and timing of the distribution of dividends that may be paid to our parent company. Our New York and Connecticut HMO subsidiaries are currently prohibited from paying dividends without regulatory approval until September 2004. The states can, in their sole discretion, require individual subsidiaries to maintain statutory capital levels higher than state mandated minimums. Management believes that we are in compliance with all minimum statutory capital requirements at December 31, 2003, and will continue to be so for the foreseeable future.

      The National Association of Insurance Commissioners has adopted rules which, to the extent they are implemented by the states in which we operate, set minimum capitalization requirements for subsidiaries and other risk bearing entities. The requirements take the form of risk-based capital rules. Florida and New York have not yet adopted the risk-based capital standard as a net worth requirement. Our operations in Illinois, Indiana and Connecticut are subject to the National Association of Insurance Commissioners’ guidance. Our subsidiaries are required to maintain minimum capital amounts as prescribed by the various states in which we operate. Our restricted assets consist of cash and cash equivalents that are deposited or pledged to state agencies in accordance with state rules and regulations. At December 31, 2003 and 2002, all of our restricted assets consisted of cash and cash equivalents. As of December 31, 2003 and 2002, all of our subsidiaries were in compliance with the minimum capital requirements. Barring any change in regulatory requirements, we believe that we will continue to be in compliance with these requirements at least through 2004. New York regulators have proposed a 150% increase in reserve requirements to be implemented over a six-year period, which would materially increase the capital requirements of our New York managed care plan.

      If our regulators were to deny or significantly further restrict our subsidiaries’ ability to pay dividends to us or to pay management fees to our affiliates, the funds available to us as a whole would be limited, which could harm our ability to implement our business strategy. For example, we could be hindered in our ability to make debt service payments on amounts drawn from our credit facility.

      Debt and Credit Facilities. As part of the consideration for the acquisition of the WellCare group of companies, we issued a senior subordinated non-negotiable promissory note in the original principal amount of $53 million to the stockholder representative on behalf of the stockholders of the Florida business, including Rupesh Shah, our Senior Vice President, Market Expansion, and his spouse. In February 2004, we entered into a settlement agreement with the selling stockholders that fixed the remaining amount of the seller note at $119.7 million. In May 2004, we entered into a further agreement with the selling stockholders, pursuant to which we prepaid $85.0 million of the principal balance of the note, using proceeds from the new senior secured term loan facility described below, and $3.0 million of the principal balance was forgiven in consideration of that prepayment. The remaining balance of the note, $28.2 million, is due on September 15, 2006, and would be due immediately upon a sale of our business. Interest on the principal amount of the note accrues at the rate of 5.25% per year.

      In May 2004, we entered into a credit agreement pursuant to which we obtained two new senior secured credit facilities, consisting of a term loan facility in an amount of $160 million and a revolving credit facility in the amount of $50 million, of which $10 million is available for short-term borrowings on a swingline basis. These facilities are being provided by a group of banks and other financial institutions led by Credit Suisse First Boston and Morgan Stanley Senior Funding, Inc. We used the proceeds from the term loan to prepay $85 million of the principal balance of the seller note discussed above, to prepay in full, for $18.3 million, the outstanding senior discount notes issued by one of our subsidiaries, to pay the $50.3 million purchase price for the Harmony acquisition, and to pay approximately $4.3 million in transaction fees and expenses.

      Each of the new credit facilities has a floating interest rate based on a specified margin over, at our option, the Eurodollar rate or the higher of the prime rate or the federal funds effective rate. The term loan facility requires quarterly payments of 1% of the outstanding principal through the maturity date, with the balance due on the maturity date, and any principal amount outstanding under the revolving credit facility would be payable on its maturity date. The term loan facility will mature in May 2009, and the revolving credit facility will mature in May 2008.

      In March 2003, one of our subsidiaries issued senior discount notes with a principal amount at maturity of $21.6 million. These notes accrued interest at 8% and were scheduled to mature in March 2009. We received approximately $15 million from the issuance, prior to transaction expenses. We prepaid these notes in full in May 2004, using proceeds from our new term loan facility.

      These notes and credit facilities include financial and operational covenants that limit our ability to incur additional indebtedness as well as purchase or dispose of significant assets. Covenants on the credit facilities include maintenance of a fixed charge coverage ratio above a set minimum, maintenance of a leverage ratio below a set maximum, and limitations on capital expenditures and acquisitions.

      As of December 31, 2003, we did not have any off-balance sheet arrangements that are required to be disclosed under Item 303(a)(4)(ii) of SEC Regulation S-K.

      In May 2004, our debt was rated below investment grade by the major credit rating agencies as follows:

Agency	Outlook	Credit Rating

Moody’s	Stable	B2
Standard & Poor’s	Stable	B

      Consequently, if we seek to raise funds in capital markets transactions, our ability to do so will be limited to issuing additional non-investment grade debt or issuing equity and/or equity-linked instruments.

      We expect to fund our working capital requirements and capital expenditures during the next several years from our cash flow from operations, or from this offering or other possible future capital markets transactions. We have taken a number of steps to increase our internally generated cash flow, including reducing our health care expenses by, among other things, exiting from unprofitable markets and undertaking cost savings initiatives. If our cash flow is less than we expect due to one or more of the risks described in “Risk Factors,” or our cash flow requirements increase for reasons we do not currently foresee, then we may need to draw upon available funds under our revolving line of credit, which matures in May 2008, or issue additional debt or equity securities. Because we currently intend to make select acquisitions as part of our growth strategy, we likely will draw upon such funds and credit facilities and/or issue additional debt or equity securities. Based on the above, we believe that we will be able to adequately fund our current and long-term capital needs.

      A failure to comply with any covenant in our credit facilities could make funds under our credit facilities unavailable. We also may be required to take additional actions to reduce our cash flow requirements, including the deferral of planned investments aimed at reducing our selling, general and administrative expenses. The deferral or cancellation of any investments could have a material adverse impact on our ability to meet our short-term business objectives. We regularly evaluate cash requirements for current operations and commitments, and for capital acquisitions and other strategic transactions. We may elect to raise additional funds for these purposes either through additional debt or equity, the sale of investment securities or otherwise as appropriate.

Commitments and Contingencies

      The following table sets forth information regarding our contractual obligations:

	Payments due by period

Contractual Obligations at		Less than	1-3	3-5	More than
December 31, 2003	Total	1 Year	Years	Years	5 Years

	(in thousands)
Long-term debt	$141,353	$48,170	$71,568	$—	$21,615
Operating leases	4,858	1,641	1,303	1,033	881
Other long-term liabilities	1,782	1,782	—	—	—

Total	$147,993	$51,593	$72,871	$1,033	$22,496

      In May 2004, we entered into an agreement pursuant to which we obtained two new senior secured credit facilities, consisting of a term loan facility in an amount of $160 million and a revolving credit facility in the amount of $50 million. We used a portion of the proceeds to prepay portions of our long-term debt. Our long-term debt payments due after refinancing using the new facilities are $32.4 million within one to three years, $3.2 within three to five years and $152.8 million in more than five years.

      We are not an obligor under or guarantor of any indebtedness of any other party; however, we may have to pay referral claims of healthcare providers under contract with us who are not able to pay costs of medical services provided by other providers. We have no off balance sheet financing arrangements except for the operating leases described above.

Equity Plans

      In connection with our reorganization as a corporation immediately prior to the closing of this offering, our board of directors plans to adopt and submit to our stockholders for approval our 2004 Equity Incentive Plan, which will be effective immediately prior to the closing of our reorganization. An aggregate of 4,573,693 shares of our common stock will be reserved for issuance under the Equity Incentive Plan, subject to certain adjustments reflecting changes in our capitalization. The Equity Incentive Plan will be administered by our board of directors and compensation committee.

      Our 2002 Senior Executive Equity Plan and our 2002 Employee Option Plan were both adopted by our board of directors and became effective in September 2002. After giving effect to our reorganization as a corporation, a maximum of 3,438,522 shares of common stock in the aggregate was reserved for issuance to our associates under the plans. Both plans are administered by our board of directors and compensation committee.

      Under the Senior Executive Equity Plan, each participant was given the opportunity to purchase a specified number of what were, prior to our reorganization as a corporation, Class A Common Units. As a result of that purchase, each participant was granted, for no consideration, a specified number of our former Class C Common Units. Under the Employee Option Plan, each participant was granted an option to purchase a specified number of our former Class A Common Units. The securities that were granted under both plans are subject to the terms, including vesting, set forth in each subscription agreement or option agreement, as applicable. We may repurchase vested securities granted pursuant to the plans at fair market value if the participant ceases to be employed by us. Unvested securities granted pursuant to the plans will be forfeited without compensation if the participant ceases to be employed by us.

      Upon the closing of our reorganization as a corporation, the Class C Common Units granted under the Senior Executive Equity Plan will be converted automatically into shares of our common stock and the options granted under the Employee Option Plan will be converted automatically into equivalent options to purchase our common stock. Each granted share and option will be subject to the same vesting terms as in each holder’s original subscription or option agreement, as applicable. The number of shares subject to each option and their exercise price will be adjusted to reflect any stock split effected in connection with the restructuring. Following our reorganization as a corporation, 19 of our employees will hold a total of 2,042,586 shares under our Senior Executive Equity Plan, of which 560,315 will be vested, and 144 of our employees will hold options under our 2002 Employee Option Plan exercisable for approximately 1,363,519 shares of our common stock, at a weighted average exercise price of $5.31, of which 96,330 will be vested. We do not intend to issue any additional securities under either of these plans.

      We account for these plans under the recognition and measurement principles (the intrinsic-value method) prescribed in Accounting Principles Board or “APB” Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Compensation cost for stock options is reflected in net income and is measured as the excess of the estimated market price of our common stock at the date of grant over the amount an employee must pay to acquire the stock.

      In addition to complying with APB Opinion No. 25, we also comply with the disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation,” which, among other things, requires supplemental disclosure using a fair-value-based method of accounting for stock-based employee compensation plans. In December 2002, SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” was issued. SFAS No. 148 amends SFAS No. 123 to, among other things, expand the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, “Interim Financial Reporting,” to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not require companies to account for employee stock options using the fair-value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair-value method of SFAS No. 123 or the intrinsic-value method of APB Opinion No. 25. We have adopted the disclosure requirements of SFAS No. 148.

      The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions to stock-based employee compensation.

	Successor

	Five-Month		Three Months
	Period Ended	Year Ended	Ended March 31,
	December 31,	December 31,
	2002	2003	2003	2004

	(in thousands, except per unit data)
Net income, as reported	$4,657	$23,537	$3,428	$5,822
Reconciling items (net of tax effects):
Add: stock-based employee compensation expense determined under the intrinsic-value based method for all awards	4	434	1	154
Deduct: stock-based employee compensation expense determined under the fair-value based method for all awards	(4)	(819)	(1)	(487)

Net adjustment	—	(385)	—	(333)

Net income, as adjusted	4,657	23,152	3,428	5,489
Class A common unit yield	(2,356)	(5,997)	(1,448)	(1,571)

Net income attributable to common units	$2,301	$17,155	$1,980	$3,918

Net income attributable per common unit:
Basic, as reported	$0.09	$0.66	$0.07	$0.15
Basic, as adjusted	$0.09	$0.65	$0.07	$0.14
Diluted, as reported	$0.08	$0.60	$0.07	$0.13
Diluted, as adjusted	$0.08	$0.58	$0.07	$0.12

Recent Accounting Pronouncements

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses accounting for restructuring and similar costs. SFAS No. 146 requires recognition of the liability for costs associated with an exit or disposal activity when we exit a facility, whereas under EITF Issue No. 94-3, a liability for an exit cost is recognized at the date a company commits to an exit plan. In addition, SFAS No. 146 establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs, as well as the amounts recognized. Application of SFAS No. 146 was required for restructuring activities initiated after December 31, 2002. Adoption of this standard did not impact our financial statements.

      In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others— an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34.” The interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. In general, the interpretation applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying obligation that is related to an asset, liability or an equity security of the guaranteed party. The initial recognition and measurement provisions of the interpretation apply to guarantees issued or modified after December 31, 2002. The adoption of this interpretation in fiscal 2003 did not impact our financial statements.

      In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities.” This interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” addresses consolidation by business enterprises of variable interest entities that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) have equity investors that lack an essential characteristic of a controlling financial interest. As of December 31, 2003, we did not have any entities that require disclosure or new consolidation as a result of the adoption of FASB Interpretation No. 46.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS No. 150 requires that certain financial instruments, including mandatorily redeemable financial instruments, be classified as liabilities. For existing financial instruments, the standard is applicable for the first quarter beginning after June 15, 2003. The adoption of SFAS No. 150 did not impact our financial statements.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

      In September 2003, we hired the Ernst & Young LLP audit partner previously serving us to become our chief financial officer. We believe this action impaired Ernst & Young LLP’s independent relationship with us. As a result, we terminated the engagement of Ernst & Young LLP as our independent public accountants. The report of Ernst & Young LLP on our financial statements as of December 31, 2002 and for the period May 8, 2002, our date of inception, to December 31, 2002 contained no adverse opinion or disclaimer of opinion, nor was the report qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with the audit of our 2002 financial statements, and in the subsequent interim period, there were no disagreements with Ernst & Young LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Ernst & Young LLP would have caused Ernst & Young LLP to make reference to the matter in their report.

      We have provided a copy of the above disclosures to Ernst & Young LLP and requested that Ernst & Young LLP furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of such letter, dated February 12, 2004 is filed as Exhibit 16.1 to the registration statement of which this prospectus is a part.

      Effective December 2003, we retained Deloitte & Touche LLP as our independent public accountants. Deloitte & Touche LLP was engaged to audit and report on financial information previously audited by Ernst & Young LLP. Our decision to engage Deloitte & Touche LLP was approved by our audit committee. Deloitte & Touche LLP previously had been the auditor for certain WellCare subsidiaries in 2001 and performed consulting services during 2002. Neither we nor anyone acting on our behalf consulted with Deloitte & Touche LLP regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of the audit opinion that might be rendered on our financial statements, nor did we or anyone acting on our behalf consult with Deloitte & Touche LLP regarding any other matter that was the subject of a disagreement, as defined in paragraph 304(a)(1)(iv) and the related instructions to Item 304 of Regulation S-K, or a reportable event, as described in paragraph 304(a)(1)(v) of Item 304 of Regulation S-K.

Qualitative and Quantitative Disclosures about Market Risk

      As of December 31, 2003, we had short-term investments of $33.8 million and investments classified as long-term of $21.4 million, principally restricted deposits in accordance with regulatory requirements. The short-term investments consist of highly liquid securities with maturities between three and 12 months. Long-term restricted assets consist of cash and cash equivalents deposited or pledged to state agencies in accordance with state rules and regulations. These restricted assets are classified as long-term regardless of the contractual maturity date due to the nature of the states’ requirements. The investments classified as long-term are subject to interest rate risk and will decrease in value if market rates increase. Because of their short-term nature, however, we would not expect the value of these investments to decline significantly as a result of a sudden change in market interest rates. Assuming a hypothetical and immediate 1% increase in market interest rates at December 31, 2003, the fair value of our fixed income investments would decrease by less than $10,000. Similarly, a 1% decrease in market interest rates at December 31, 2003 would result in an increase of the fair value of our investments of less than $10,000.

OUR BUSINESS

Overview

      We provide managed care services targeted exclusively to government-sponsored healthcare programs, focusing on Medicaid and Medicare. We have centralized core functions, such as claims processing and medical management, combined with localized marketing and strong provider relationships. We believe that this approach will allow us to effectively grow our business, both through organic growth and through acquisitions.

      We operate health plans in Florida, New York, Connecticut, Illinois and Indiana. In Florida, as of March 31, 2004, we served more than 495,000 members, and operated the two largest Medicaid managed care plans. In New York and Connecticut, as of March 31, 2004, we served approximately 60,000 and 26,000 members, respectively. As a result of our recent acquisition of Harmony Health Systems, Inc., we currently serve approximately 54,000 members in Illinois and 30,000 members in Indiana.

      Unlike many other government-sponsored healthcare programs, which specialize in individuals eligible for only one type of benefit, we serve individuals eligible for both Medicaid and Medicare benefits, which include recipients of the Temporary Assistance to Needy Families and the Supplemental Security Income Medicaid programs and SCHIP. We believe that our experience in managing healthcare for this broad range of beneficiaries better positions us to capitalize on growth opportunities across all of these programs. In addition, unlike many other managed care organizations that attempt to serve the general population through commercial health plans, we focus exclusively on serving individuals in government programs. We believe that this focus allows us to better serve our members and providers and to more efficiently manage our operations.

Our Markets and Opportunities

The Market for Government-Sponsored Healthcare Programs

      The market for government-sponsored healthcare programs is large and growing. Overall healthcare spending in the United States has increased dramatically over the past four decades, from $41 billion in 1965 to $1.6 trillion in 2002, according to CMS. CMS estimates that healthcare expenditures will continue to increase over the next decade at an average annual rate of 7.3%, growing to a projected $3.4 trillion by 2013. According to CMS, approximately 33.6% of total healthcare spending in 2002, or $522 billion, was financed by Medicare and Medicaid. CMS also estimates that in 2002, approximately 40.1 million people received Medicaid benefits, and total Medicaid expenditures were approximately $255 billion, of which approximately $104 billion was the responsibility of state governments and the balance provided by the federal government. In the same year, approximately 40.5 million people were enrolled in Medicare, and the federal government spent approximately $267 billion for Medicare, according to CMS.

      We currently operate managed care health plans in Florida, New York, Connecticut, Illinois and Indiana. Florida and New York have two of the largest Medicaid and Medicare populations in the United States.

•	Florida. Florida has the fourth largest population of Medicaid enrollees, 2.1 million, and the second largest population of Medicare enrollees, 2.9 million, according to CMS. In 2001, total Medicaid spending in Florida was approximately $8.6 billion, of which the state government’s portion totaled approximately $3.7 billion, according to CMS. During the same period, according to CMS, total Medicare spending in Florida totaled approximately $21.6 billion. According to data from the Henry J. Kaiser Family Foundation, in 2002 approximately 63% of Medicaid-eligible beneficiaries in Florida participated in managed care plans.

•	New York. New York has the second largest population of Medicaid enrollees, 3.4 million, and the third largest population of Medicare enrollees, 2.8 million, according to CMS. In 2001, total Medicaid spending in New York was approximately $31.4 billion, of which the state and local governments’ portion totaled approximately $15.7 billion, according to CMS. According to CMS, Medicare spending in New York for 2001 was approximately $20.4 billion. According to data from the Henry J.

Kaiser Family Foundation, in 2002 approximately 45% of Medicaid-eligible beneficiaries in New York participated in managed care plans.

•	Connecticut. Connecticut has approximately 385,000 Medicaid enrollees and approximately 518,000 Medicare enrollees, according to CMS. In 2001, total Medicaid spending in Connecticut was $3.2 billion, of which the state government’s portion totaled $1.6 billion, according to CMS. According to CMS, Medicare spending in Connecticut was $3.1 billion in 2001. According to data from the Henry J. Kaiser Family Foundation, in 2002 approximately 76% of Medicaid-eligible beneficiaries participated in managed care plans.

•	Illinois. Illinois has approximately 1.7 million Medicaid enrollees and approximately 1.6 million Medicare enrollees, according to CMS. In 2001, total Medicaid spending in Illinois was approximately $7.8 billion, of which the state government’s portion totaled approximately $3.9 billion, according to CMS. According to CMS, Medicare spending in Illinois was approximately $8.0 billion in 2001. According to data from the Henry J. Kaiser Family Foundation, in 2002 approximately 7% of Medicaid-eligible beneficiaries participated in managed care plans.

•	Indiana. Indiana has approximately 687,000 Medicaid enrollees and approximately 865,000 Medicare enrollees, according to CMS. In 2001, total Medicaid spending in Indiana was approximately $4.0 billion, of which the state government’s portion totaled approximately $1.5 billion, according to CMS. According to CMS, Medicare spending in Indiana was approximately $5.0 billion in 2001. According to data from the Henry J. Kaiser Family Foundation, in 2002 approximately 68% of Medicaid-eligible beneficiaries participated in managed care plans.

Emergence of Managed Care

      Health maintenance organizations, or HMOs, and other types of managed care plans were created as a response to dramatic increases in healthcare-related costs. Managed care plans generally reduce the cost of health insurance by providing members with access to a quality, efficient and cost-effective network of providers. The plans also reduce costs by attempting to increase member access to timely and preventative healthcare delivered in the most appropriate healthcare delivery setting. Since the 1970s, enrollment in managed care has increased dramatically, especially over the past decade. In 2002, in the commercial market, 26% of employees who were covered by their employer’s health benefit plan were enrolled in HMOs, according to the Kaiser Commission on Medicaid and the Uninsured. As part of efforts to control rising costs within government-sponsored healthcare programs, the federal government and many states have encouraged the creation of managed care plans for government programs.

      Medicaid Managed Care. Medicaid is a joint federal and state health insurance program for certain low-income individuals. The amount of total federal outlays for Medicaid has no set limit; rather, the federal government must match whatever the particular state provides for its eligible recipients, subject to limits determined annually by CMS. The percentage matched by the federal government varies by state. Medicaid is structured to allow each state to establish, within broad federal guidelines, its own eligibility standards, benefits package, payment rates and program administration. In most states, the threshold requirements for Medicaid eligibility are determined by the state. In some cases, eligibility criteria are determined by reference to other federal financial assistance programs, including Temporary Assistance to Needy Families and Supplemental Security Income. The Temporary Assistance to Needy Families program provides assistance to low-income families with children. Supplemental Security Income provides assistance to low-income aged, blind or disabled individuals. States may also broaden eligibility beyond the requirements for these programs. Families who exceed the income thresholds for Medicaid may be able to qualify for the State Children’s Health Insurance Program, or SCHIP.

      According to data from CMS, from 1967 through 2002, Medicaid spending grew at a 15.0% compound annual rate. According to the Congressional Budget Office, federal Medicaid is expected to be $169 billion in fiscal 2004 with states contributing an additional $127 billion. According to the National Association of State Budget Officers, on average, states spend approximately 20.8% of their annual budget on Medicaid, making it the second largest program in most states.

      Historically, Medicaid operated on a fee-for-service model, under which the Medicaid programs made payments directly to providers after delivery of care. We believe that the fee-for-service model has resulted in beneficiaries often receiving care on an episodic basis and in inappropriate, high-cost settings, such as emergency rooms and hospitals, as opposed to receiving care in a comprehensive organized manner. To address these concerns, 42 states have now implemented mandatory Medicaid managed care programs and six have implemented voluntary managed care programs. In states with mandatory Medicaid managed care programs, a percentage of Medicaid recipients are automatically enrolled by the state into a managed care program. States generally may only mandate managed care in areas where more than one managed care plan operates, and the state allocates members among those plans. The percentage of recipients who are subject to such mandatory assignment varies by state and is set by law or regulation within each state from time to time. If Medicaid managed care is not mandatory, individuals entitled to Medicaid may choose either the traditional Medicaid fee-for-service program or a managed care plan, if available.

      There are two types of managed care programs: capitated managed care plans and primary care case management plans. Under capitated managed care programs, which we operate, the state pays the managed care plan a fixed fee per enrollee and the plan assumes either full or partial risk for the financing and delivery of state-specified healthcare services. Under primary care case management plans, a provider is paid a per patient monthly case management fee for acting as a gatekeeper to approve all medical services and does not assume financial risk for the recipient. The number of Medicaid beneficiaries enrolled in some form of managed care program has grown rapidly, from approximately 40% in 1996 to approximately 58% in 2002, according to CMS. Of the 58% of Medicaid beneficiaries enrolled in managed care in 2002, 24.3% were enrolled in primary care case management programs.

      SCHIP is the single largest expansion of health insurance coverage for children since the enactment of Medicaid, and some states are expanding the program to include adults. SCHIP is a federal and state matching program designed to help states expand health insurance to children whose families earn too much to qualify for traditional Medicaid yet not enough to afford private health insurance. States have the option of administering SCHIP through their existing Medicaid programs, creating separate programs or combining both approaches. According to CMS, approximately 4.6 million children who otherwise would not have access to healthcare were covered under SCHIP in 2001, representing a 38% increase from 2000. In 2003, according to CMS, there were 5.8 million children enrolled in SCHIP programs. Currently, all 50 states, the District of Columbia and all U.S. territories have approved SCHIP plans, and many states continue to submit plan amendments to further expand coverage under SCHIP.

      Medicare Managed Care. Medicare is a federal program that provides eligible persons age 65 and over and some disabled persons a variety of hospital and medical insurance benefits. Medicare beneficiaries have the option to enroll in a Medicare+Choice plan, Medicare’s managed care option, in areas where such a plan is offered. Under this program, managed care plans can contract with CMS to provide benefits comparable to those offered under the traditional Medicare program in exchange for a fixed monthly payment per member that varies based on the county in which the member resides. Individuals who elect to participate in the Medicare+Choice program usually receive greater benefits than traditional Medicare, including less or no deductible or coinsurance amounts, but are generally required to use the services and provider network provided by the HMO exclusively and are required to pay a premium to the federal Medicare program unless the HMO chooses to pay the premium as a part of its benefit package. These individuals also may be required to pay a monthly premium to the health plan.

      The recently enacted Medicare reform legislation, MMA, expands Medicare’s health options by, among other things, adding a prescription drug benefit beginning in 2006, authorizing transitional prescription drug discount cards beginning in June 2004, and modifying the methods by which Medicare will pay Medicare managed care plans. MMA also renames the Medicare+Choice program “Medicare Advantage” starting in 2006. Retroactive to January 1, 2004, Medicare+Choice rates have been increased so that managed care plans will receive the highest rate determined as either 100% of the average costs that CMS anticipates incurring for a Medicare-eligible fee-for-service beneficiary or the three other rate setting methodologies in effect prior to MMA’s enactment. This may have the effect of raising the fixed monthly payments made to managed care organizations by CMS for providing services to Medicare beneficiaries in some counties. Managed care plans must use the increased payments to improve the healthcare benefits they offer, to reduce premiums or to strengthen their provider networks.

      Enrollment in Medicare managed care programs has declined in recent years, from 6.3 million, or 16% of Medicare beneficiaries, in 2000 to 4.6 million, or 12% of Medicare beneficiaries, in 2002. During this period, many managed care programs that had contracted with CMS to provide Medicare managed care plans reduced benefits or withdrew from markets, as healthcare costs in many areas exceeded payments received from CMS for their participation in Medicare’s managed care program. However, as a result of MMA, which increases reimbursement rates to Medicare managed care plans and generally will allow Medicare managed care plans to offer more attractive benefits, we expect enrollment in Medicare’s managed care programs to increase.

      Dual-Eligible Beneficiaries. Individuals who are eligible to receive both Medicare and Medicaid benefits are sometimes termed “dual-eligible.” Health plans that serve dual-eligibles receive a higher premium on account of those members. According to the Henry J. Kaiser Family Foundation, in 2002 an estimated 7.2 million individuals, or 14% of Medicaid beneficiaries, were dual-eligible. In 2000, dual-eligible beneficiaries accounted for 42% of total Medicaid spending, while representing 16% of all Medicaid beneficiaries, according to Kaiser, and we believe that dual-eligibles are an increasingly important sector of the market.

Our Competitive Advantages

      We operate health plans focused on government-sponsored healthcare programs. We believe the following are our key competitive advantages:

      Leading Market Presence. We are the leading Medicaid provider in Florida, with an approximately 50% market share of Medicaid managed care enrollees and over 452,000 Medicaid members. As a result of our recent acquisition of Harmony, we are also the leading provider of Medicaid managed care services in Illinois. We believe that this strong market position provides us with numerous strategic advantages, including:

•	enhanced economies of scale;

•	extensive, high-quality provider networks in our core markets;

•	strong relationships with our state and local government agencies; and

•	the ability to provide a broad range of government-sponsored healthcare programs.

We are leveraging these advantages to aggressively grow our operations.

      Diversified Government Healthcare Programs. We offer managed care services for a diversified range of government programs, including the SCHIP, Supplemental Security Income and Temporary Assistance to Needy Families Medicaid programs and Medicare. This approach helps reduce the impact on us resulting from rate reductions or other adverse changes that impact one type of program. We believe that this approach also results in operational efficiencies and stronger relationships with our providers and regulators and positions us to capitalize on growth opportunities in Medicaid, Medicare and other government programs. Our broad range of programs and our low cost of operations also allow us to effectively compete for specialized programs designed to meet the specific needs of certain jurisdictions. For example, in October 2003 we were assigned an additional 30,000 members under our Florida Healthy Kids program through a competitive bid process. We were able to win this bid, in part due to the economies of scale we achieve from our broad range of product offerings. We believe that our experience in serving a broad range of beneficiaries of Medicaid, Medicare and other government-sponsored programs and our strong provider networks, guided by our medical management programs, position us to optimally serve this population.

      Exclusive Focus on Government Healthcare Programs. We are focused on designing and operating our business to serve our government programs constituents: members, providers and regulators. This allows us to build our provider networks with a focus on our target populations, and allows us, in large part, to contract with our providers using the Medicaid and Medicare fee schedules, which are generally lower than commercial rates, as a benchmark. Our approach to contracting has allowed us to build strong provider networks that have been designed to provide the necessary care to our members, based on specific benefit designs, in the appropriate healthcare setting. We also target our sales and marketing efforts directly to individuals and communities, rather than employers and other groups targeted by commercial plans. We have developed internal regulatory affairs expertise to allow us to work more effectively with the states and other governments that regulate our programs and services.

      Centralized and Scalable Operations. We have centralized various functions across all of our health plans, including claims processing, member services, information technology, regulatory compliance and medical management and pharmacy benefits management programs. We have successfully developed a data reporting system to help assure that consistent sources of claims and member information are provided across all of our health plans, which enables our management team to better assess and control medical costs. Our processing systems operate on a single technology platform and have been designed to be scalable to accommodate growth. In a study performed by the manufacturer, our core transaction system demonstrated scalability to more than 6.5 million members and 2,800 concurrent users. We seek continuously to improve our administrative and operational infrastructure to be scalable for rapid and cost-effective expansion in existing and new markets.

      Localized, Disciplined Sales and Marketing Efforts. Our sales force is designed to target the diverse ethnic, cultural and linguistic composition of the communities we serve with over six different languages spoken. Through the strong relationships our sales people have with community leaders and healthcare providers, we are able to access Medicaid-eligible populations and encourage them to join our plans, resulting in greater market share than relying solely on mandatory assignments. Our sales efforts are enhanced by targeted marketing designed to strengthen our local brands. We focus on specific media such as community events, direct mail, radio advertisements and other highly targeted programs. We believe these marketing programs enhance our leading brands, such as HealthEase and Staywell in Florida, and will allow us to further penetrate the Medicare market. Our sales and marketing team also provides us with increased flexibility in assessing potential new markets. We believe that we have developed the requisite infrastructure and expertise to succeed in both mandatory and non-mandatory Medicaid managed care states.

      Strong Relationships with Government Agencies. We work closely with the government agencies that regulate us to help develop the products and services that we offer. Through this approach, we are able to offer health plans that deliver cost savings for the states in which we operate. For example, under our Medicaid contract with the State of Florida, the state pays us a discounted percentage of approximately 92% of the fee-for-service rate the state pays under the traditional Medicaid program. As a result, in 2003, we estimate that our Medicaid services saved the State of Florida approximately $54.4 million compared to what the state would have been required to pay under the traditional program. We have demonstrated to government agencies our ability to provide quality healthcare services in a cost-effective manner. As a result, we believe that the government agencies that regulate us remain committed to the growth of managed care as an element of an overall plan to control rising healthcare expenditures.

      Partnerships with Providers. We strive to be a low hassle partner for our providers and to provide them with ongoing health and related data that allows them to care for our members effectively and manage their practices efficiently. We accomplish this by:

•	contracting with providers that we consider well-suited, based on proximity, languages spoken in their communities, culture and experience, to provide high-quality and cost-effective services to our members;

•	consulting with our Medicare providers to design benefit packages that the providers believe will deliver quality, cost-effective services to our Medicare members;

•	sponsoring marketing events, which helps increase our member base and, in turn, helps our providers build their practices;

•	supplying our providers with risk management data, allowing them to provide services to our members more efficiently;

•	providing high-quality service to our providers, including paying claims on a timely basis, and promptly responding to their operational inquiries;

•	reducing the number of procedures requiring pre-approval; and

•	utilizing web-based functions to help reduce the administrative burden on our providers.

By aligning our incentives with those of our providers, providing frequent, data-based feedback on performance, and providing high-quality service, we seek to develop networks that aid our efforts to attract and retain members. Using this approach, we have developed the flexibility to offer both fee-for-service and capitated provider payment methods.

      Integrated Medical Management. We employ a multi-tiered approach to medical management to ensure that our members receive appropriate, high-quality care, while containing our costs and ensuring an efficient healthcare delivery network. Key elements of our medical management strategy include:

•	A focus on preventative care. Our approach to contracting allows us to align our interests with those of our providers by providing financial incentives for preventative health services, such as childhood immunizations, well-child check-ups, diabetes monitoring and treatment and mammogram screening. We focus on helping our members and providers to identify medical problems at an early stage, which results in a higher quality of care for members while reducing our medical costs. For example, on a monthly basis, we communicate with our primary care providers regarding preventative services that may be necessary for the individual members they serve.

•	Network structure. Our providers have been selected based on our specific benefit design and their willingness to help us manage medical costs. We encourage our providers to work closely with their patients and proactively manage their healthcare, which we believe has resulted in our members receiving the appropriate level of healthcare at the appropriate time, rather than on an episodic basis.

•	Careful management of outpatient, inpatient and other services. Our medical management associates proactively communicate with our providers to ensure that our members are receiving the necessary care in the appropriate healthcare delivery setting. We also have established pharmacy management programs and policies that allow us to manage our pharmaceutical costs more effectively. In addition, we utilize on site nurses to coordinate with hospital-based physicians to promote effective care management.

•	Case and disease management. We have developed case and disease management programs that address the particular healthcare needs of our members. Our medical directors and medical staff actively manage cases of members with specific high-risk conditions, such as congestive heart failure and diabetes, to help ensure that these members are receiving the appropriate level of healthcare given the particular circumstances of each case.

We believe that this multi-tiered approach has helped us improve medical outcomes for our members, which results in cost savings.

      Experienced Management Team. Our management has extensive experience operating managed care plans. Our executive officers have more than 85 years of combined experience in the healthcare industry with healthcare plans such as Aetna, Cigna, Humana and Oxford. Our management team is focused on process and data analytics, which has enabled us to create a culture that emphasizes effective execution of our business plans and analysis of results. Members of our medical management team are board certified in a variety of healthcare disciplines, allowing us to manage a broad range of healthcare issues more effectively. We believe that our management’s experience brings a professional, disciplined approach to the operation of government-sponsored healthcare plans, resulting in increased operational efficiencies.

Our Growth Strategy

      Our objective is to be the leading provider of government programs-focused managed care services. To achieve this objective, we intend to grow our business by:

      Expanding our Medicaid Business within Existing Markets. We operate in markets that present significant opportunities for expanding our Medicaid membership. We believe that there are significant growth opportunities in Florida. According to data from CMS, while approximately 64% of Medicaid-eligible beneficiaries in Florida are enrolled in some form of managed care program, including primary care management programs, only 32% of Medicaid-eligible beneficiaries participate in a fully-capitated, risk-bearing managed health plan. New York and Illinois are also significant markets for Medicaid managed care services, with approximately 3.4 million and 1.7 million Medicaid enrollees, respectively, according to CMS. According to data from CMS, in New York, only 34% of Medicaid-eligible beneficiaries participate in a fully-capitated, risk-bearing managed health plan, and in Illinois, only 7% of Medicaid-eligible beneficiaries participate in such a plan. Each of the states in which we operate other than Illinois has mandatory assignment of a certain percentage of Medicaid-eligible individuals to Medicaid managed care plans. We intend to continue to grow our business in the markets that we currently serve by:

•	maintaining and expanding our provider networks;

•	deepening relationships with our providers;

•	providing high-quality, affordable healthcare;

•	tailoring our localized marketing efforts to reach individuals who are eligible for government healthcare programs;

•	encouraging our government partners to increase mandatory assignment;

•	focusing on the healthcare needs of the aged and disabled populations; and

•	selectively pursuing acquisitions of Medicaid membership within our existing markets.

      Leveraging our Established Medicaid Businesses to Develop Medicare Plans. We intend to leverage the core competencies, systems and infrastructure that we have developed through our established Medicaid businesses to continue to develop Medicare plans. We believe that there are compelling synergies between Medicaid and Medicare health plans that make leveraging our Medicaid businesses attractive, including:

•	a similar sales process, focused on individual, community-based efforts;

•	member demographics similar to the Medicaid population, particularly the SSI population, characterized by lower income, elderly individuals;

•	a focus on strong provider relationships;

•	significant provider network overlap that results from the many providers that meet the healthcare needs of both Medicaid and Medicare beneficiaries;

•	a focus on cost-effective networks and operations;

•	the importance of disciplined medical management;

•	an ability to leverage our existing licenses and investments in required statutory capital; and

•	an emphasis on mutually beneficial relationships with regulatory agencies.

      We believe that there is a significant opportunity to continue leveraging our strong Medicaid businesses, including our marketing and sales processes and our provider and regulatory relationships in Florida, to increase our Medicare membership in the State. We currently have approximately 42,000 Medicare members in Florida out of the approximately 2.9 million Medicare enrollees in the State. We believe that we can also expand our Medicare business organically in the other states where we currently operate, as well as in additional markets, without incurring significant expenses. In our organic expansion efforts, we expect that we will incur marginal direct expenses, such as personnel and facilities costs, and may need to provide marginal capital reserves where we are unable to leverage our current capital reserves. In New York, we have a successful Medicaid plan and are in the process of re-launching our Medicare plan. We are also entering new markets. For example, we are in the process of establishing a Medicare health plan in Louisiana, where we have identified providers that are well suited to serve the Medicare population and where we believe the demographics and reimbursement rates indicate that we can be successful. We also intend to monitor the effects of MMA and may consider acquisitions of select Medicare managed care businesses.

      Entering New Medicaid Markets Through Internal Growth and Acquisitions. We intend to enter new Medicaid markets, whether or not they have mandatory assignment, through a combination of internal growth and acquisitions. Entering new Medicaid markets will provide us with the opportunity to grow and diversify our revenues, enhance economies of scale from our centralized administrative infrastructure, and strengthen our relationships with providers and government agencies. We expect to grow organically by expanding our service area and provider network, increasing awareness of our local brand names and maintaining positive provider relationships.

      We also intend to enter new markets by acquiring existing Medicaid managed care businesses. We expect to focus our expansion on markets with significant Medicaid populations, large provider populations, a fragmented competitive landscape and favorable regulatory conditions. We believe that the managed care industry, particularly Medicaid-focused plans, is likely to experience continued consolidation in the future and that this will provide us an opportunity to acquire existing plans in attractive markets.

Harmony Acquisition

      In June 2004 we acquired Harmony Health Systems, Inc., a provider of Medicaid managed care plans in Illinois and Indiana. Harmony, through a wholly-owned subsidiary, operates the largest Medicaid managed care plan in Illinois, serving over 54,000 members in that State as well as over 30,000 members in Indiana. The purchase price for the acquisition was approximately $50.3 million in cash, after deducting (i) pre-closing cash distributions made by Harmony and (ii) certain transaction expenses incurred by Harmony or its shareholders. The purchase price will be either increased or reduced, as applicable, by the amount of any excess or shortfall in the amount of Harmony’s reserves for medical claims as of December 31, 2003 compared to medical claims actually incurred as of that date, as measured on or about December 31, 2004. The acquisition was effected by the merger of a new wholly-owned subsidiary of ours into Harmony, resulting in Harmony becoming our wholly-owned subsidiary.

      Under the merger agreement, Harmony made customary representations and warranties regarding such matters as its corporate good standing, authority to enter into the transaction, capital structure, compliance with laws and regulations and material contracts. Harmony has agreed to indemnify us with respect to breaches of any representations, warranties, covenants or other agreements made by Harmony in the merger agreement, subject in some cases to minimum threshold limitations. To secure these indemnification obligations, $8.0 million of the purchase price is being held in escrow by a third party escrow agent for a period of one year following the closing of the acquisition. Following the closing, this escrow fund will be our exclusive source of recovery for any indemnification obligations of Harmony under the acquisition agreement, subject to certain limited exceptions.

Our Health Plans

      We provide managed care services targeted to government-sponsored healthcare programs in Florida, New York, Connecticut, Illinois and Indiana. We offer a diverse array of products, primarily Medicaid and related state programs, such as SCHIP, and Medicare programs. The following tables summarize our membership by state and our membership by program as of March 31, 2004. The information gives effect to our acquisition of Harmony as if the acquisition had occurred as of March 31, 2004.

State	Total Members

Florida	495,000
New York	60,000
Connecticut	26,000
Illinois	54,000
Indiana	30,000

Program	Total Members

Medicaid	621,500
Medicare	43,000
Other	500

      We are in the process of resuming Medicare marketing activities in New York and re-launching our Medicare plan in the state. We are also establishing a Medicare health plan in Louisiana. We expect to begin operating in Louisiana in late 2004, subject to receiving final regulatory approval.

      Each of our plans receives premiums from the federal or state governments in the markets where we operate. We generally receive a fixed premium per member per month to provide healthcare benefits to our members pursuant to our contracts in each of our markets.

Florida

      We are the largest operator of Medicaid managed care plans in Florida. We began providing Medicaid services in Florida in 1994, and now operate the two largest Medicaid managed care plans in the state, Staywell Health Plans, or Staywell, and HealthEase. Our two distinct Medicaid health plans have separate brand identities, sales forces, provider networks and geographic coverage, but both utilize our centralized back office and claims processing systems. This allows us to benefit from economies of scale while increasing our coverage and penetration throughout the state.

      Our Medicaid managed care plans have broad geographic coverage throughout Florida. Staywell operates in 15 counties, with a particularly strong presence in South Florida. HealthEase operates in 32 counties and has a significant presence in Central and South Florida, as well as in counties in Northern Florida, many of which are to be more rural.

      We began providing Medicare services in Florida in 2000 and now operate a rapidly growing Medicare plan under the name WellCare. Our Medicare plan operates in 11 counties in Florida, and has particularly large membership in South Florida, which has a large population of Medicare-eligible individuals and favorable reimbursement rates.

      Our Medicaid contracts with the State of Florida for our Staywell and HealthEase plans expire on June 30, 2004. Our Medicare contract for our WellCare plan expires on December 31, 2004. We also have a SCHIP contract with the Florida Healthy Kids Corporation that expires on September 30, 2005. We have been able to successfully renew our contracts since we began operating in Florida.

New York

      Our Medicaid managed care programs in New York, which we provide under the WellCare name, have grown rapidly under our management. In 2003, our membership grew from approximately 45,000 members to approximately 56,000 members. During this period, we substantially increased the size of our provider network, adding eight hospitals, including six in New York City, and almost 700 new physicians, including specialists. We currently operate in four of the boroughs of New York City and in the Hudson Valley region.

      When we acquired the New York operations in 2002, we inherited a number of operational deficiencies, including a suspension of Medicare marketing initiated in August 1999 due to a lack of compliance with the terms of our Medicare contract. We have made significant investments in our New York operations to address these challenges and to compete more effectively in this market, including by:

•	hiring an experienced, local senior management team, including a Chief Operating Officer with more than 10 years of healthcare experience;

•	relocating our New York headquarters from Newburgh to Manhattan to access a deeper talent pool of associates;

•	improving our regulatory compliance program, including through the implementation of a corporate-wide ethics and compliance program, called the Trust Program, and by hiring local compliance personnel; and

•	reorganizing our operations, including the consolidation of certain functions in our Tampa corporate headquarters.

      We believe that we have successfully addressed most of the regulatory challenges we faced in New York and have implemented comprehensive corrective action plans that were approved by both the New York State Department of Health and CMS in June 2003. As a result, we have commenced the process of re-launching our Medicare plan in New York, which as of December 31, 2003 had approximately 600 members. We expect to re-commence marketing efforts in the second half of 2004. In connection with the re-launch, we are restructuring our Medicare provider network, with a focus on building strong relationships with providers and hospitals, and have made significant investments in quality improvement.

      Our Medicaid contracts in New York expire on September 30, 2004. Our Medicare contract with CMS expires on December 31, 2004. We also have a SCHIP contract with the State of New York that expires on June 30, 2004. Despite the regulatory challenges we have encountered in New York, we have been able to successfully renew our contracts since we began operating in that state.

Connecticut

      In Connecticut, we operate a Medicaid managed care plan under the name PreferredOne. In 2003, our PreferredOne membership grew from 17,000 members to over 24,000 members. We also significantly expanded our provider network in the state during that period, adding more than 150 primary care physicians and four hospitals.

      We began operating in Connecticut in 1995 when we purchased Yale New Haven Health Plan. We currently offer services in each of Connecticut’s eight counties. Our Medicaid contracts with the state expire on September 30, 2004. We have been able to successfully renew our contracts since we began operating in Connecticut.

Illinois

      Our Illinois subsidiary operates the largest provider of Medicaid managed care services in that state under the name Harmony Health Plan of Illinois, which we acquired in June 2004. Harmony began operations in Illinois in September 1996, initially serving the Cook County market, and has increased its membership throughout its operating history. In 2003, Harmony’s membership in Illinois grew from 42,000 members to over 54,000 members. Our Medicaid contract with the State of Illinois expires on July 31, 2005. Harmony has been able to successfully renew its Medicaid contract since it began operating in Illinois.

Indiana

      Harmony also operates a Medicaid managed care plan in Indiana under the name Harmony Health Plan of Indiana. Harmony began operations in Indiana in February 2001, after successfully participating in the State of Indiana’s competitive bidding process. In 2003, Harmony’s membership in Indiana declined from 35,000 members to approximately 30,000 members, primarily as a result of the termination of certain unprofitable medical groups. Our Medicaid contract with the State of Indiana expires on December 31, 2004. Harmony has been able to successfully renew its Medicaid contract since it began operating in Indiana.

Medical Programs and Services

      The programs and services we offer to our members vary by state and county and are designed to address the unique needs of our members within the various communities we serve. Through our Medicaid plans, we provide our members access to a broad spectrum of medical benefits. These benefits range from all facets of primary care and preventative programs to full hospitalization and tertiary care. Our Medicaid contracts determine to a large extent the type and scope of healthcare services that we arrange for our members; however, we do customize our benefits in the following ways, which we believe makes our products more attractive:

Benefit	Florida	New York	Connecticut	Illinois	Indiana

Vision	Adults receive unlimited eye exams and unlimited eyeglasses with no co-payment.	No difference from standard Medicaid benefits.	No difference from standard Medicaid benefits.	No difference from standard Medicaid benefits.	No difference from standard Medicaid benefits.

Dental	Adults receive x-rays, semi-annual cleanings, extractions and fillings, all with no co-payment.	No difference from standard Medicaid benefits.	No difference from standard Medicaid benefits.	No difference from standard Medicaid benefits.	No difference from standard Medicaid benefits.

Over-the-counter	Monthly over-the- counter benefit— $10 worth of products at no charge delivered directly to the member’s home. Includes vitamins, cough and cold remedies, first aid supplies and other products.	No difference from standard Medicaid benefits.	Monthly over-the- counter benefit— $10 worth of products at no charge delivered directly to the member’s home. Includes vitamins, cough and cold remedies, first aid supplies and other products.	Quarterly over-the- counter benefit— $10 worth of products at no charge delivered directly to the member’s home. Includes vitamins, cough and cold remedies, first aid supplies and other products.	No difference from standard Medicaid benefits.

Case management	Professionals work with chronically ill to coordinate care and to help ensure that health issues are managed appropriately.	Professionals work with chronically ill to coordinate care and to help ensure that health issues are managed appropriately.	Professionals work with chronically ill to coordinate care and to help ensure that health issues are managed appropriately.	Professionals work with chronically ill to coordinate care and to help ensure that health issues are managed appropriately.	Professionals work with chronically ill to coordinate care and to help ensure that health issues are managed appropriately.

Nurse help line	24-hour nurse help line.	24-hour nurse help line.	24-hour nurse help line.	24-hour nurse help line.	24-hour nurse help line.

Other	Transportation to and from provider offices (Dade County).
No co-pay on prenatal and postpartum pregnancy and substance abuse programs.
	Access to participating PCPs, specialists and other providers that do not accept standard Medicaid.	Access to participating PCPs, specialists and other providers that do not accept standard Medicaid.	Bus pass for transportation to and from providers for certain programs. Access to participating PCPs, specialists and other providers that do not accept standard Medicaid.	Member voicemail.	Member voicemail.

      In addition, our approach to contracting has allowed us to build strong provider networks, which provides our members with access to physicians to whom they may not otherwise have access. Members are required to use our network, except in cases of emergencies, transition of care, or when specialty providers are unavailable or inadequate to meet a member’s medical needs, and generally must receive a referral from their primary care physician in order to receive healthcare from a specialist, such as an orthopedic surgeon or neurologist. Members do not pay any premiums, deductibles or co-payments.

      Through our Medicare plans, we also cover a wide spectrum of medical services. We provide an enhanced level of services relative to standard fee-for-service Medicare coverage, ranging from reduced out-of-pocket expenses to prescription drug coverage. While our Medicare benefits offerings vary by county, the following is an example of the enhanced level of benefits we offer in a metropolitan county of Florida in comparison to those benefits generally available under the Medicare program:

Benefit	Standard Medicare Fee-For-Service	Our Medicare Benefits

General	Patient must pay out-of-pocket drug costs (or obtain supplemental insurance) and 20% of hospital stay.	Predictable healthcare costs, no co- insurance or deductibles.

Vision	One pair of glasses, only after cataract surgery. Co-insurance costs associated with diseases and conditions of eye. No routine eye exams.	Vision covered, generally a $10 co- payment for glasses and exams. Routine eye exams generally at no charge.

Dental	Not covered. 100% out-of-pocket expense or patient may obtain supplemental insurance.	Covered— small co-payment for oral exams and cleanings. One fluoride treatment per year at no charge. Annual x-rays are covered, with small co-payment.

Hearing	Not covered. 100% out-of-pocket expense for routine exams and hearing aids.	No co-payment for one pair of hearing aids every two years (includes exam with $10 co-payment).

Routine physicals	Not covered.	One annual physical covered with no co-payment.

Preventative care	Generally, patient pays 20% of the cost of the service.	100% covered, with no co-payment or co-insurance. We proactively contact members and physicians and recommend preventative services.

Drug benefit	Under Medicare reform legislation, not fully implemented until 2006. Currently, patients pay 100% or obtain supplemental insurance.	Small co-payment for generic drugs. In some areas, we also offer a brand name drug benefit for a larger co- payment.

Over-the-counter	Not covered.	Monthly over-the-counter benefit— $10 worth of products at no charge delivered directly to the member’s home. Includes vitamins, cough and cold remedies, first aid supplies and many other products.

      Through these enhanced benefits, the out-of-pocket expenses incurred by our members are reduced, which allows them to better predict their healthcare costs.

      Most of our Medicare plans require members to pay a co-payment for services provided, and the amount of the co-payment varies by benefit. None of our plans require a deductible for services. Members are required to use our network of providers, except in limited cases such as emergencies, transition of care, or when specialty providers are unavailable or inadequate to meet a member’s medical needs, and generally must receive a referral from their primary care physician in order to receive healthcare from a specialist. Also, compared to our Medicaid plans, we have more flexibility in designing benefits packages, and we can charge members a premium for benefits that the Medicare fee-for-service plan does not offer.

      As part of our continuing efforts to improve the services we offer members, in January 2004 we implemented a drug discount benefit for members of our Florida Medicare plans. We introduced a new member identification card that includes a drug discount card, entitling members to discounts of approximately 19% on brand-name prescription drugs and 28% on generic drugs. We provided this benefit to our members several months in advance of CMS’s implementation of the prescription drug discount card program authorized by MMA. As a result, our Medicare members are already able to access benefits comparable to those benefits offered under the new law.

Provider Networks

      We have longstanding, established relationships with our network of providers in each of the markets we currently serve. We continuously upgrade and review our networks to ensure adequacy of coverage and compliance of individual providers with our network and operational standards, and we replace and add providers as appropriate. We arrange for the provision of healthcare services to our members through mutually non-exclusive contracts with independent primary care physicians, specialists, ancillary medical agencies and professionals and hospitals.

      Our network of primary care physicians plays an integral role in managing the healthcare of our members. The relationship between the primary care physician, or PCP, and a member is critical for the member to make the most effective use of managed care. Our PCPs are encouraged to discuss care options with new members during their first visit, and answer questions they may have about managed care, as well as to assist them in understanding the role of the PCP. Primary care physicians include family and general practitioners, pediatricians, internal medicine physicians and OB/ GYNs. Specialty care physicians provide medical care to members generally upon referral by the primary care physicians. The following table shows the total approximate number of primary care physicians, specialists and hospitals participating in our network as of December 31, 2003, 2002 and 2001:

		Florida	New York	Connecticut	Total

Primary care physicians	2003	3,385	1,752	840	5,977
	2002	3,415	1,718	684	5,817
	2001	3,348	1,886	727	5,961

Specialists	2003	6,680	3,396	2,383	12,459
	2002	7,069	3,194	2,347	12,610
	2001	6,894	3,812	3,189	13,895

Hospitals	2003	207	79	16	302
	2002	216	79	12	307
	2001	213	79	16	308

      As of December 31, 2003, Harmony had approximately 982 primary care physicians, 1,812 specialists and 56 hospitals participating in its network in Illinois, and 167 primary care physicians, 649 specialists and nine hospitals participating in its network in Indiana.

      We have also contracted with other ancillary medical providers and professionals for physical therapy, mental health and chemical dependency care, home healthcare, vision care, diagnostic laboratory tests, x-ray examinations, ambulance services and durable medical equipment. Additionally, we have contracted with a national pharmacy benefit manager that provides a local pharmacy network in our markets where pharmacy is a covered benefit. We also offer, using in-house resources, comprehensive management of mental health and substance abuse services.

      We value our relationships with our providers. Our provider relations strategy is focused on being a low hassle partner. Examples of the steps we have taken to implement this strategy include:

•	paying claims promptly;

•	providing web-based access to eligibility information;

•	delivering useful information to our providers, including monthly reports to help providers evaluate their performance and increase their efficiency;

•	reducing restrictions on network physicians in ordering of medical tests and procedures; and

•	sponsoring marketing events designed to increase awareness of our plans and the advantages of managed care, sometimes with the participation of our providers.

      We also consult with members of our provider network to obtain their assistance in designing benefit packages, and we enter into relationships using a range of contract types, including capitated and fee-for-service arrangements. See “Provider Payment Methods.” We believe that our focus on strong provider relationships has helped us to make our health plans more attractive and increase our membership.

      In order to help ensure the quality of our providers, we credential and re-credential our providers using standards that are required in the states in which we operate. In order to encourage our PCPs to be proactive in the treatment of our members, we pay a fee-for-service rate in excess of the capitation rate to our PCPs who provide specified preventative health services, such as childhood immunizations, lead screening and well-child check-ups. In New York, PCPs to whom we pay a capitation also receive an additional payment, or bill-above, for supplying us with timely encounter data regarding the nature of members’ visits. We use this data to improve the level of preventative healthcare we provide, such as vaccinations, immunizations and health screenings for new-born children. In Florida and Connecticut, we plan to pay our PCPs bill-aboves for encounter data beginning in early 2004. This data will also help us to monitor the amount and level of medical treatment and improve our compliance with regulatory reporting requirements to ensure high-quality medical care.

      Our contracts with hospitals, independent primary care physicians and specialists are usually for one to two year periods and automatically renew for successive one-year terms. The contracts can generally be cancelled by either party upon a specified prior written notice period, which is typically 60 or 90 days, subject to various conditions. With respect to our hospital contracts, the hospital is paid for all medically necessary inpatient and outpatient services, including emergency services, diagnostic services and therapeutic care provided to members. With the exception of admissions from the emergency room, all inpatient hospital services require precertification from our utilization review staff. All contracted hospitals are required to participate in our utilization review and quality improvement programs.

Provider Payment Methods

      We utilize three primary methods of payment with our network providers: capitation, fee-for-service and risk sharing arrangements, which we utilize in our Medicare business. We periodically review our payment methods as necessary. Factors we generally consider in adjusting payment methods include changes to state Medicaid fee schedules, the competitive environment, current market conditions, anticipated utilization patterns and projected medical benefits expense.

Medicaid

      Capitation. We pay most of our PCPs a fixed fee per member, which is referred to as capitation. Under this arrangement, the PCP is at risk for all costs related to the services rendered by such physician, with the exception of those preventative health services that are paid in addition to the capitation and subject, in some cases, to stop-loss arrangements. In some instances, certain specialty physicians are paid on a capitated basis. For the year ended December 31, 2003, 16% of our Medicaid payments to providers were on a capitated basis.

      Fee-for-Service. We pay our other providers, including most specialists, based upon the service performed, which is referred to as fee-for-service. For the year ended December 31, 2003, 84% of our Medicaid payments to providers were on a fee-for-service basis. The primary fee-for-service arrangements are percentage of Medicaid payment and per diem and case rates. These arrangements may also be combined. The following is a description of the principal arrangements we utilize:

•	Percentage of Medicaid fee schedule. We pay providers a specified percentage of the amount Medicaid would pay under the fee-for-service program.

•	Per diem and case rates. Hospital facility costs are generally reimbursed at negotiated per diem or case rates, which vary depending upon the level of care. Lower intensity services are generally paid at a lower rate than high intensity services. For example, services provided on behalf of a newborn baby who in order to gain weight stays in the hospital a few days longer than the mother would typically be paid at a lower rate; whereas a neo-natal intensive care unit stay for a baby born with severe developmental disabilities would be paid at a higher rate.

      A significant percentage of our fee-for-service contracts with providers allow for automatic adjustments in payments based upon changes in government reimbursement rates.

Medicare

      Risk-sharing Arrangements. Within our capitation and fee-for-service arrangements, which account for 25% and 75%, respectively, of our Medicare payments to providers, a small number of Medicare providers operate under specialized capitated risk arrangements in order to more efficiently align our interests and reduce our risk. Under these arrangements, we establish a risk fund for each provider based on a percentage of premium paid, which is evaluated on an individual or group basis, subject to monitoring and analysis by our actuaries. Based on this analysis, we estimate the amount, if any, due to the provider and establish a liability and pay the applicable provider on a periodic basis, to the extent that the balance exceeds claim payments.

Out-of-Network Providers

      When our members receive services for which we are responsible from a provider with whom we have not contracted, such as in the case of emergency room services from non-contracted hospitals, we generally attempt to negotiate a rate with that provider. In some cases, we are obligated to pay the full rate billed by the provider.

Sales and Marketing Programs

      Our sales force consists of approximately 520 associates who focus their efforts on individuals and communities, as opposed to employer groups. We believe that our targeted sales and marketing efforts are primarily responsible for our rapid membership growth in several of our markets.

      We employ a disciplined approach to sales and marketing by measuring the return on investment of our key sales and marketing activities. This approach allows us to emphasize those activities that we have determined to be effective and eliminate others than have not provided us with an acceptable return on investment.

      As of June 3, 2004, our sales force was deployed in our markets as follows:

Number of
Market	Associates

Florida	248
New York	166
Connecticut	29
Illinois	76

      We do not utilize a sales force in Indiana because members in that state choose their providers, each of which is associated with a particular Medicaid plan, as opposed to choosing an HMO directly.

      In addition, we use third-party brokers and agents to help us promote our plans in some Medicare markets. In some cases, these parties receive payment for referrals that our associates process, while in other cases we pay the brokers and agents for completing the applications themselves. The activities of these brokers and agents are regulated by the states and CMS.

      Our marketing efforts involve designing attractive benefit packages and generating interest in our programs among individuals. Our sales efforts involve promoting the product in the communities we serve at events and in conversations with eligible individuals.

      In general, the lead-generation components of our marketing efforts are more heavily concentrated on our Medicare products, where the return on investment for such activities has proven to be higher. Through our strong relationships with providers and community leaders, our Medicaid and Medicare sales teams employ promotions activities and other techniques to develop interest among eligible populations.

      Our sales and marketing programs have been developed on a localized basis with a focus on the communities in which our members reside. We often conduct our sales programs in churches, community centers and in coordination with government agencies. We regularly participate in local events and festivals and organize community health fairs to promote our products and the benefits of preventative care. We also utilize traditional marketing methods such as direct mail, telemarketing, mass media and cooperative advertising with participating medical groups to generate leads.

      Consistent with our community-focused approach, we employ a culturally diverse sales staff, with more than six languages represented, including Spanish, Russian and Chinese. This allows us to target specific demographic markets, including markets requiring specific language skills and knowledge.

      Our marketing and sales activities are heavily regulated by CMS and the states. For example, our sales and marketing materials must be approved in advance by the applicable regulatory authority. In addition, our sales activities are subject to various restrictions. We are allowed to engage in various selling activities, such as conveying information regarding the benefits of preventative care, describing the operations of managed care plans and providing information about eligibility requirements. In Florida and New York, we can assist in the enrollment process. See “Regulation” for a further description of restrictions on marketing and sales activities.

Quality Improvement

      We continually strive to improve the quality of care provided to our members. We believe that continuous improvement in the delivery of quality care and measurement of the results of quality improvement efforts will be driving factors in the continued growth of managed care.

      Our Quality Improvement Program provides the basis for our quality and utilization management functions and outlines specific, ongoing processes designed to improve the delivery of quality healthcare services to our members, as well as to ensure compliance with regulatory and accreditation standards. Our Quality Improvement Committee is chaired by our President and Chief Executive Officer and includes all senior executive management and other key company associates as members. The Quality Improvement Committee also has a number of subcommittees that are charged with monitoring certain aspects of care and service, such as healthcare utilization, pharmacy services and provider credentialing/recredentialing. Several of our subcommittees include physicians as members.

      Our Quality Improvement Program is evaluated annually and revised as necessary to address recent developments and areas of improvement. Elements of our Quality Improvement Program include the following:

•	evaluation of the effects of particular preventative measures;

•	member satisfaction surveys;

•	grievance and appeals processes for members and providers;

•	orientation visits to, and site audits of, select providers;

•	provider credentialing and recredentialing;

•	ongoing member education programs;

•	ongoing provider education programs;

•	regulatory compliance;

•	health plan accreditation; and

•	medical record audits.

      As part of our Quality Improvement Program, we have implemented changes to our reimbursement methods to reward those providers who encourage preventative care, such as well-child check-ups and prenatal care. In addition, we have specialized systems to support our quality improvement activities. Information is drawn from our systems to identify opportunities to improve care and to track the outcomes of the services provided to achieve those improvements. Some examples of our intervention programs include:

•	a prenatal case management program to help women with high-risk pregnancies deliver full-term, healthy infants;

•	a program to reduce the number of inappropriate emergency room visits;

•	a disease management program to decrease the need for emergency room visits and hospitalizations for asthma, congestive heart failure and diabetes patients; and

•	a wound management program to redirect specialized care to the home setting, resulting in improved patient outcomes and reduced cost of care.

      We believe that these efforts have resulted in improvements in the quality of care our members receive, while reducing our medical costs. As a result of our Quality Improvement Program, we have received accreditation from the Accreditation Association for Ambulatory Health Care, or AAAHC, in the State of Florida, and this accreditation was recently renewed for a three-year term.

Corporate Compliance

      Due to the increasingly complex ethical and legal questions facing all participants in the healthcare industry, we have unified our corporate ethics and compliance policies by implementing a comprehensive corporate ethics and compliance program, called the Trust Program. The Trust Program covers all aspects of our company and is designed to assist us with conducting our business in accordance with applicable federal and state laws and high standards of business ethics. The Trust Program contains the following elements:

•	written standards of conduct;

•	designation of a corporate compliance officer and compliance committee;

•	effective training and education;

•	effective lines for reporting and communication;

•	enforcement of standards through disciplinary guidelines and actions;

•	internal monitoring and auditing; and

•	prompt response to detected offenses and development of corrective action plans.

      Our board of directors has designated our General Counsel to serve as our Chief Compliance Officer, with the assistance of a Corporate Compliance Committee, to have the authority to implement the Trust Program. The Chief Compliance Officer is responsible for coordinating the efforts of all associates involved in the Trust Program. Additionally, our board of directors has authorized the Chief Compliance Officer to convene a Corporate Compliance Committee consisting of several of our senior executives.

      Our associates who handle corporate compliance work within our Legal Services area and assist the Corporate Compliance Committee in implementing and monitoring the Trust Program. All associates within the Legal Services area, all department directors in each area, and certain others as needed, are designated as “Compliance Coordinators” to assist in implementing and monitoring the Trust Program. In that capacity, the Compliance Coordinators are responsible for ensuring compliance within their areas of operations and for reporting suspected violations of the Trust Program, applicable federal and state laws, and our high standards of business ethics.

      We maintain and update training and monitoring programs to educate our directors, associates and independent contractors on the legal and regulatory requirements of their respective duties and positions and to detect possible violations. These programs include additional written policies, informational handouts and memoranda or, when appropriate, training seminars in selected areas. We will continue to monitor and promote compliance with new federal and state laws and regulations. To help ensure compliance with the Trust Program, we also conduct regular, periodic compliance audits by internal and external auditors and compliance staff who have expertise in federal and state healthcare laws and regulations.

Competition

      In the Medicaid managed care market, our principal competitors for state contracts, members and providers include the following types of organizations:

•	Primary Care Case Management Programs. Programs established by the states through contracts with primary care providers to provide to the Medicaid recipient primary care services, on a non-capitated, non-risk basis, as well as to provide limited oversight over other services.

•	Commercial HMOs. National and regional commercial managed care organizations that have Medicaid members in addition to members in private commercial plans.

•	Medicaid HMOs. Managed care organizations that focus solely on providing healthcare services to Medicaid recipients, typically on a capitated, full-risk basis. Many of these competitors operate in a single or small number of geographic locations. There are a few multi-state Medicaid-only organizations that tend to be larger in size and therefore able to leverage their infrastructure over a larger membership base.

      In the Medicare managed care market, our primary competitors for contracts, members and providers are national and regional commercial managed care organizations that serve Medicare recipients and provider-sponsored organizations. MMA may cause a number of commercial managed care organizations already in our service areas to decide to enter the Medicare market. MMA also creates a new competitive bidding process beginning in 2006 for setting the payment and the beneficiary premium and benefits, without limiting the number of bidders that may provide the benefits. We are currently evaluating the effects of MMA and the implications for our business.

      We will continue to face varying levels of competition as we expand in our existing service areas or enter new markets. However, the licensing requirements and bidding and contracting procedures in some states present barriers to entry into the Medicaid and Medicare managed care markets.

      Many of our competitors are large companies that have greater financial, technological and marketing resources than we do. The competition we face in each of our markets is as follows:

•	Florida: Our Medicaid plans collectively have approximately 50% market share in Florida, based on membership. These plans face competition from approximately 10 competitors statewide, including Amerigroup Corporation, with approximately 23% of the market, and Humana, Inc., with approximately 8% of the market. Our Medicare plan in Florida has an approximately 8% market share, the fourth largest in the state. We compete with 15 other Medicare managed care plans in Florida. These competitors include Humana, Inc., UnitedHealthcare of Florida, Inc. and CarePlus Health Plans, Inc., which collectively have an approximately 58% market share.

•	New York: Our Medicaid plans have approximately 2.2% market share in New York. Our plans face competition from over 30 competitors in New York, including HIP Health Plan of New York and Fidelis Care New York, each with approximately 10% of the market, and others such as Healthfirst, Inc., Health Plus PHSP, Inc., MetroPlus Health Plan, Inc., CarePlus Health Plan and Affinity Health Plan, each with less than 10% of the market.

•	Connecticut: Our Medicaid plans have approximately 8% market share in Connecticut, and face competition from three main competitors: Anthem Blue Cross and Blue Shield, with approximately 43% of the market, HealthNet, Incorporated, with approximately 32% of the market, and Community Health Network of Connecticut, with approximately 18% of the market.

•	Illinois: Our Medicaid plans have approximately 31% market share in Illinois. These plans face competition from three main competitors: Amerigroup, with approximately 25% of the market, UnitedHealth Group Incorporated, with approximately 19% of the market, and Humana, with approximately 12% of the market.

•	Indiana: Our Medicaid plans have approximately 11% market share in Indiana, and face competition from two main competitors: Centene Corporation, with approximately 45% of the market, and MDwise, Inc., with approximately 44% of the market.

      We compete with other managed care organizations for public-sector healthcare program contracts, members and providers. States and the federal government generally use either a competitive bidding process or award individual contracts to any applicant that can demonstrate that it meets the government’s requirements. To select a winning bid or award a contract, state governments and the federal government consider many factors, including the plan’s provider network, quality and utilization management processes, responsiveness to member complaints and grievances, timeliness of claims payment and financial resources.

      People who wish to enroll in a managed care plan or change plans typically choose a plan based on a specific provider being part of the network, the quality of care and service offered, ease of access to services and the availability of supplemental benefits.

      In addition, beginning in 2006, a new regional Medicare Preferred Provider Organization, or Medicare PPO, program will be implemented pursuant to MMA. Medicare PPOs would allow their members more flexibility to select physicians than the current Medicare+Choice plans, which are HMOs that require members to coordinate with a primary care physician. The regional Medicare PPO program will compete with local Medicare+Choice HMO plans, including the plans we offer.

      We also compete with other managed care organizations to enter into contracts with physicians, physician groups and other providers. We believe the factors that independent physicians, physician groups and other providers consider in deciding whether to contract with us include potential member volume, payment methods, timeliness of claims payment, incentive programs and administrative service capabilities.

Regulation

      Our healthcare operations are regulated by both state and federal government agencies. Regulation of managed care products and healthcare services is an evolving area of law that varies from jurisdiction to jurisdiction. Regulatory agencies generally have discretion to issue regulations and interpret and enforce laws and rules. Changes in applicable laws and rules occur frequently.

      In order to operate a health plan, we must apply for and obtain a certificate of authority or license from each state in which we intend to operate. However, starting in 2006, regional Medicare Advantage plans that operate in more than one state will initially only need a license from one state within a region. Our health plans are licensed to operate as health maintenance organizations in Florida, New York, Connecticut, Illinois and Indiana, and we have an application pending in Louisiana. In those jurisdictions, we are regulated by both the state insurance departments and another state agency with responsibility for oversight of health management organizations. The licensing requirements are the same for us as they are for commercial managed healthcare organizations. We must demonstrate to the state that:

•	we have an adequate provider network;

•	our quality and utilization management processes comply with state requirements;

•	we have procedures in place for responding to member and provider complaints and grievances;

•	our systems are capable of processing providers’ claims in a timely fashion and for collecting and analyzing the information needed to manage our business; and

•	we have the financial resources necessary to pay our anticipated medical care expenses and the infrastructure needed to account for our costs.

      Each of our health plans is required to report quarterly, if not monthly, on its performance to the appropriate regulatory agency in the state in which the health plan is licensed. Each plan also undergoes periodic examinations and reviews by the applicable state. The plans generally must obtain approval from the state before declaring dividends in excess of certain thresholds. Each plan must maintain a net worth in an amount determined by statute or regulation and we may only invest in types of investments approved by the state. Any acquisition of another plan’s members must also be approved by the state in which the plan is located.

      In addition, our Medicaid and SCHIP activities are regulated by each state’s department of health services or equivalent agency, and our Medicare activities are regulated by CMS. These agencies typically require demonstration of the same capabilities mentioned above and perform periodic audits of performance, usually annually.

Medicaid

      Medicaid was established under the U.S. Social Security Act of 1965 to provide medical assistance to low income and disabled citizens. It is state-operated and implemented, although it is funded by both the state and federal governments. Our contracts with the state Medicaid programs place additional requirements on us. Within broad guidelines established by the federal government, each state:

•	establishes its own eligibility standards;

•	determines the type, amount, duration and scope of services;

•	sets the rate of payment for services; and

•	administers its own program.

      Some states, such as those in which we operate, award contracts to applicants that can demonstrate that they meet the state’s requirements. Other states engage in a competitive bidding process for all or certain programs. We must demonstrate to the satisfaction of the state Medicaid program that we are able to meet the state’s operational and financial requirements. These requirements are in addition to those required for a license and are targeted to the specific needs of the Medicaid population. For example:

•	we must measure provider access and availability in terms of the time needed to reach the doctor’s office using public transportation;

•	our quality improvement programs must emphasize member education and outreach and include measures designed to promote utilization of preventative services;

•	we must have linkages with schools, city or county health departments, and other community-based providers of healthcare, in order to demonstrate our ability to coordinate all of the sources from which our members may receive care;

•	we must have the capability to meet the needs of the disabled and others with “special needs”;

•	our providers and member service representatives must be able to communicate with members who do not speak English or who are deaf; and

•	our member handbook, newsletters and other communications must be written at the prescribed reading level and must be available in languages other than English.

      In addition, we must demonstrate that we have the systems required to process enrollment information, to report on care and services provided, and to process claims for payment in a timely fashion. We must also have adequate financial resources needed to protect the state, our providers and our members against the risk of our insolvency.

      Once awarded, our contracts generally have terms of one to two years, with renewal options at the discretion of the states.

      In addition to the operating requirements listed above, the contracts with the states and regulatory provisions applicable to us generally set forth in great detail provisions relating to:

•	subcontractors;

•	marketing;

•	safeguarding of member information;

•	fraud and abuse reporting; and

•	grievance procedures.

      Our health plans are subject to periodic financial and informational reporting and comprehensive quality assurance evaluations. We submit periodic utilization reports and other information to the state or county Medicaid program of our operations.

Medicare

      Medicare is a federal program that provides eligible persons age 65 and over and some disabled persons a variety of hospital and medical insurance benefits. Medicare beneficiaries have the option to enroll in a Medicare+Choice plan as an HMO benefit. Under Medicare+Choice, managed care plans contract with CMS to provide comparable Medicare benefits as a traditional fee-for-service Medicare in exchange for a fixed monthly payment per member that varies based on the county in which a member resides.

      On December 8, 2003, President Bush signed MMA, which made numerous changes to the Medicare program, including expanding the Medicare program to include a prescription drug benefit beginning in 2006, a transitional drug discount card that will enable Medicare beneficiaries, beginning in June 2004, to obtain discounts on drugs prior to receiving drug coverage in 2006, and expanding the Medicare+Choice Program and renaming it “Medicare Advantage” beginning in 2006. Medicare+Choice plans are eligible to sponsor the drug discount card and transitional assistance program as well as the new prescription drug plan. CMS, however, may limit the number of prescription drug plan sponsors and endorsed drug card sponsors that are selected in a particular area.

      MMA creates the drug discount card and transitional assistance program as an interim program until the new drug benefit goes into effect January 1, 2006. The voluntary drug discount card program will enable Medicare beneficiaries to pay a fixed fee to access discounts on drugs. Certain low income beneficiaries may enroll in the transitional assistance program and receive a subsidy of up to $600 per year for their drugs that are purchased using the drug discount card. A Medicare+Choice plan may apply to be an endorsed sponsor of the drug card as a stand alone product or may apply to offer the drug discount card exclusively to its enrollees. The drug discount card program went into effect in May 2004 and sponsors may continue to enroll eligible individuals through December 31, 2005. In 2006, endorsed card sponsors must honor the drug card until the end of a transition period which runs until the date of the individual’s enrollment in a new drug benefit or the end of the drug benefit enrollment period.

      Under MMA, commencing in 2006, a new voluntary prescription drug benefit will be available under Medicare. Medicare beneficiaries will pay a monthly premium for the covered outpatient drug benefit. The drug benefit is subject to certain cost sharing. Under the standard drug coverage, for 2006, the cost sharing is a $250 deductible, 25% coinsurance for annual drug costs reimbursed by Medicare, up to $2,250, and no reimbursement for drug costs above $2,250, until the beneficiary has paid $3,600. After that, MMA provides catastrophic stop loss coverage for annual incurred drug costs in excess of $3,600, subject to nominal cost-sharing. Plans are not required to mirror these limits; instead, drug plans are required to provide coverage that is at least actuarially equivalent to plans that incorporate the limits. These numbers will be adjusted on an annual basis. MMA provides subsidies and the reduction or elimination of cost sharing for certain low-income beneficiaries, including dual-eligible individuals, who receive benefits under both Medicare and Medicaid. This new drug benefit will be offered by new regional prescription drug plans. Medicare Advantage organizations must offer a plan with the drug benefit. In addition, Medicare Advantage plans may bid to offer a stand-alone prescription drug plan that beneficiaries who have fee for service Medicare may elect.

      MMA also revises payment methodologies for Medicare+Choice plans beginning in 2004, and in 2006 MMA expands the Medicare Advantage program to include, in addition to the traditional coordinated care plans established by county, new regional plans which will provide out-of-network benefits in addition to in-network benefits. The Secretary of the Department of Health and Human Services, or HHS, will create 10 to 50 regions, each of which may include more than one state or portions of a particular state. MMA creates a new competitive bidding process beginning in 2006 for both the local HMO plan and the new regional plan for setting the payment to the Medicare Advantage plan and the beneficiary premium and benefits. The bidding process does not limit the number of plans that may participate in the Medicare Advantage program.

      MMA shifts coverage responsibility for the drug benefit for dual-eligible individuals. Starting January 1, 2006, dual-eligibles will receive their drug coverage from the Medicare program and not the Medicaid program.

SCHIP Programs

      The State Children’s Health Insurance Program, or SCHIP, is a federal and state matching program designed to help states expand health insurance to children whose families earn too much to qualify for traditional Medicaid, yet not enough to afford private health insurance. States have the option of administering SCHIP through their existing Medicaid programs, creating separate programs or combining both strategies. The SCHIP programs in Florida, New York, Connecticut, Illinois and Indiana are administered by the same agency that administers the state’s Medicaid program. Currently, all 50 states, the District of Columbia and all U.S. territories have approved SCHIP plans, and many states continue to submit plan amendments to further expand coverage under SCHIP.

HIPAA

      In 1996, Congress enacted the Health Insurance Portability and Accountability Act of 1996, or HIPAA. HIPAA is intended to improve the portability and continuity of health insurance coverage and simplify the administration of health insurance claims. All health plans, including ours, are subject to HIPAA. HIPAA generally requires health plans to:

•	protect the privacy of patient health information through physical and electronic security measures; and

•	establish the capability to receive and transmit electronically certain administrative healthcare transactions, such as claims payments, in a standardized format.

      We believe we have achieved substantial compliance with HIPAA by the applicable deadlines. However, given its complexity, the recent adoption of some final regulations, the possibility that the regulations may change and may be subject to changing, and perhaps conflicting, interpretation, our ability to comply with all of the HIPAA requirements is uncertain.

Fraud and Abuse Laws

      Federal and state governments have made a priority of investigating and prosecuting healthcare fraud and abuse. Fraud and abuse prohibitions encompass a wide range of operating activities, including kickbacks for referral of members, billing for unnecessary medical services, improper marketing and violation of patient privacy rights. Companies involved in public healthcare programs such as Medicaid are often the subject of fraud and abuse investigations. The regulations and contractual requirements applicable to participants in these public-sector programs are complex and subject to change. Although we believe that our compliance efforts are adequate, ongoing vigorous law enforcement and the highly technical regulatory scheme mean that our compliance efforts in this area will continue to require significant resources.

Required Statutory Capital

      By law, regulation and government policy, our HMO subsidiaries, which we refer to as our regulated subsidiaries, are required to maintain minimum levels of statutory net worth. The minimum statutory net worth requirements differ by state and are generally based on a percentage of annualized premium revenue, a percentage of annualized healthcare costs or risk-based capital, or RBC, requirements. The RBC requirements are based on guidelines established by the National Association of Insurance Commissioners, or NAIC, and are administered by the states. Currently, our Connecticut, Illinois and Indiana operations are subject to RBC requirements. If adopted, the RBC requirements may be modified as each state legislature deems appropriate for that state. The RBC formula, based on asset risk, underwriting risk, credit risk, business risk and other factors, generates the authorized control level, or ACL, which represents the amount of net worth believed to be required to support the regulated entity’s business. For states in which the RBC requirements have been adopted, the regulated entity typically must maintain a minimum of the greater of the required ACL or the minimum statutory net worth requirement calculated pursuant to pre-RBC guidelines. In addition to the foregoing requirements, our regulated subsidiaries are subject to restrictions on their ability to make dividend payments, loans and other transfers of cash.

      The statutory framework for our regulated subsidiaries’ statutory net worth requirements may change over time. For instance, RBC requirements may be adopted by the states in which we operate. These subsidiaries are also subject to their state regulators’ overall oversight powers. For example, New York regulators have proposed a 150% increase in reserve requirements over a six-year period, to which our New York business would be subject. Those regulators could require our subsidiaries to maintain minimum levels of statutory net worth in excess of the amount required under the applicable state laws if the regulators determine that maintaining such additional statutory net worth is in the best interest of our members.

Marketing

      The marketing activities of Medicare managed care plans are strictly regulated by CMS. CMS must approve all marketing materials before they can be used unless a plan uses standard marketing materials that have already been approved by CMS. The Federal Balanced Budget Act of 1997 precludes states from imposing additional marketing restrictions on Medicare managed care plans. However, states remain free to regulate, and typically do regulate, the marketing activities of plans that enroll Medicaid and commercial beneficiaries. Each of the states in which we operate regulates Medicaid marketing efforts.

Technology

      A foundation of our approach to managed care is the accurate and timely capture, processing and analysis of critical data. Focusing on data is essential to our being able to operate our business in a cost effective manner. Data processing and data-driven decision making are key components of both administrative efficiency and medical cost management. We have successfully developed a system that enables our management team to better assess and control medical costs. Our system gathers information from our centralized computer-based information system, Perot Systems’ Diamond 950 software, an enterprise software solution designed to be scalable to accommodate growth. In a study by the manufacturer, the Diamond system demonstrated scalability to more than 6.5 million members and 2,800 concurrent users. This system supports our core transaction processing functions and is designed to be scalable to accommodate internal growth and growth from acquisitions. Its integrated database architecture helps to assure that consistent sources of claim and member information are provided across all of our health plans. We use our information system for premium billing, claims processing, utilization management, reporting, medical cost trending, planning and analysis. The system also supports member and provider service functions, including enrollment, member eligibility verification, primary care and specialist physician roster access, claims status inquiries, and referrals and authorizations. We anticipate migrating Harmony, which we acquired in June 2004, from its current claims processing software to the Diamond 950 system in 2005.

      We are in the process of implementing a comprehensive disaster recovery and business continuity plan. We have contracted with SunGard Recovery Services LP to provide these services, and recently implemented the disaster recovery and emergency mode operations systems. We expect that our business continuity plan will be completed by the end of 2004.

Employees

      As of June 3, 2004, we had approximately 1,480 full-time associates. Our associates are not represented by any collective bargaining agreement, and we have never experienced a work stoppage. We believe we have good relations with our associates.

Facilities

      Our principal administrative, sales and marketing facilities are located at our headquarters in Tampa, Florida. We currently occupy approximately 92,000 square feet of office space in the Tampa facility. We have negotiated a termination of our current lease, effective December 2004, and entered into a lease for a new headquarters facility in Tampa, which we expect to occupy during the second half of 2004. The new lease covers approximately 140,000 square feet of office space for a term that is scheduled to expire in 2011. We also lease office space for our health plans in New York, New York, North Haven, Connecticut, Chicago, Illinois and Gary, Indiana, as well as in other locations within those states. We believe these facilities are suitable and provide the appropriate level of capacity for our current operations.

Legal Proceedings

      In early 2001, an action was filed against one of our HMO subsidiaries by a sales agency that had contracted to market our predecessor’s commercial health plan. The action, entitled E.S. Thomas vs. Well Care HMO, Inc., was brought in Circuit Court in Hillsborough County, Florida, Case No. 01001408. The plaintiff alleges that its contract requires our Well Care HMO subsidiary to allow the plaintiff to serve as a sales agent for Well Care HMO’s Medicare health plans, and seeks monetary damages, including lost profits over the alleged contract term. We intend to defend this matter vigorously.

      In addition, we are involved in legal actions in the normal course of business, some of which seek monetary damages, including claims for punitive damages, which are not covered by insurance. These actions, including the E.S. Thomas litigation, when finally concluded and determined, will not, in our opinion, have a material adverse effect on our financial position, results of operations or cash flows.

      We believe that we have obtained adequate insurance or rights to indemnification or, where appropriate, have established adequate reserves in connection with these legal proceedings.

MANAGEMENT

      Our directors, executive officers and other management associates and their respective ages and positions as of June 1, 2004 are as follows.

Name	Age	Position

Executive Officers and Directors:
Todd S. Farha	36	President and Chief Executive Officer, Director
Paul L. Behrens	42	Senior Vice President and Chief Financial Officer
Thaddeus Bereday	39	Senior Vice President and General Counsel
Kate Longworth-Gentry	47	Senior Vice President, Operations & Technology
Heath Schiesser	36	Senior Vice President, Marketing & Sales
Rupesh Shah	43	Senior Vice President, Market Expansion
Randall Zomermaand	54	Senior Vice President, Health Services
Imtiaz (“MT”) Sattaur	41	President, Florida
Regina Herzlinger	60	Director
Kevin Hickey	52	Director
Alif Hourani	51	Director
Glen R. Johnson, M.D.	61	Director
Ruben Jose King-Shaw, Jr.	42	Director
Christian P. Michalik	35	Director
Neal Moszkowski	38	Chairman of the Board of Directors
Key Associates:
Gretchen Demartini	50	Vice President, Human Resources
Kevin P. Enterlein	39	Vice President, Network Development
John J. Esslinger, M.D.	51	Medical Director
Enrique Diaz-Granados	44	Vice President, Corporate Sales
Douglas Hayward	53	Chief Operating Officer, Connecticut
William L. Kale	54	Vice President, Behavioral Health
Vince P. Kunz, M.D.	57	Medical Director
Stephen W. Ogilvie	55	Vice President, Operations
Daniel Parietti	41	Chief Operating Officer, New York
Jeffrey Potter	30	Vice President, Corporate Development
John L. Sirera	52	Vice President, Pharmacy
Brendan R. Shanahan	42	Vice President, Financial Planning and Analysis
Robert Slepin	44	Chief Information Officer
Alan R. Smith, M.D.	54	Medical Director
David K. Smith	50	Vice President, Finance
William S. White	40	Corporate Controller
Diane Wilkosz	45	Vice President, Provider Operations

Executive Officers

      Todd S. Farha has served as our President and Chief Executive Officer and as a member of our board of directors since May 2002. From 2000 to 2001, Mr. Farha served as Chief Executive Officer of Best Doctors, Inc., a provider of information and referral services for patients suffering from critical illnesses. Prior to that, from 1998 to 2002, Mr. Farha served as President and Chief Executive Officer of a company he founded, Medical Technology Management LLC, a provider of shared medical equipment and services for physicians and hospitals. From 1996 to 1998, Mr. Farha served as Chief Executive Officer of Oxford Specialty Management, a subsidiary of Oxford Health Plans focusing on the management of acute clinical conditions in six specialty areas. In 1995, Mr. Farha served in the Office of the Chief Executive Officer of Oxford Health

Plans. Prior to that, from 1990 to 1993, he held various positions with Physician Corporation of America, a Florida-based health plan focused on Medicaid recipients. Mr. Farha received his undergraduate degree from Trinity University and a masters of business administration from Harvard Business School. Mr. Farha is a cousin of Mr. Hourani.

      Paul L. Behrens has served as our Senior Vice President and Chief Financial Officer since September 2003. Prior to that, Mr. Behrens was a partner in the healthcare practice of Ernst & Young LLP, which he joined in 1983. Mr. Behrens received his undergraduate degree from Dana College. Mr. Behrens is a certified public accountant.

      Thaddeus Bereday has served as our Senior Vice President and General Counsel since November 2002. From 2001 to 2002, Mr. Bereday was a partner at Brobeck, Phleger & Harrison, LLP, and from 2000 to 2001, he was a partner at Morgan, Lewis & Bockius, LLP. From 1998 to 1999, Mr. Bereday served as Vice President and General Counsel of SmarTalk TeleServices, Inc., a publicly-traded telecommunications company, and as its President and Acting General Counsel from 1999 to 2000, after the company filed for Chapter 11 bankruptcy protection. Mr. Bereday received his undergraduate degree from Brown University and a juris doctor, magna cum laude, from Case Western Reserve University School of Law.

      Kate Longworth-Gentry has served as our Senior Vice President, Operations & Technology since May 2004. From July 1999 to May 2004, Ms. Longworth-Gentry worked with HealthNet, Inc. in several capacities, including Senior Vice President, Health Plan Operations. From November 1998 to July 1999, Ms. Longworth-Gentry served as Senior Vice President, Commercial Call Center Operations of First Union, N.A. Ms. Longworth-Gentry has over 25 years experience in the financial services and insurance industries. Ms. Longworth-Gentry attended Augustana College.

      Heath Schiesser has served as our Senior Vice President, Marketing & Sales since July 2002. Prior to that, from May 2002 to July 2002, Mr. Schiesser was a consultant to us. For part of 2001, Mr. Schiesser served as Vice President of the Emerging Business Group at Enron Corporation. In 2000 and 2001, Mr. Schiesser served as a Managing Director at Idealab, an investment firm that developed and funded seed-stage businesses. During 2000, he lead the turnaround and sale of an Idealab portfolio company, iExchange, as President and Chief Executive Officer. From 1998 to 1999, he co-founded and served as the Vice-President of Business Development for YourPharmacy.com, which was sold in October 1999. From 1993 to 1998, Mr. Schiesser worked at McKinsey & Company, an international management consulting firm. Mr. Schiesser received his undergraduate degree from Trinity University and a masters of business administration from Harvard Business School.

      Rupesh Shah has served as our Senior Vice President, Market Expansion since July 2002. From 1994 to 2002, he served as the Chief Executive Officer of Well Care HMO, Inc., one of our predecessor companies, of which he was also a co-founder. Mr. Shah received his bachelor’s degrees from St. Xavier’s College and Gujarat University in India and received his masters of business administration from the University of South Florida.

      Randall Zomermaand has served as our Senior Vice President, Health Services since May 2003. From October 1997 to May 2003, Mr. Zomermaand served as President of Zomermaand Management Services, Inc., a healthcare consulting company, where he worked with numerous healthcare companies, including us from September 2002 to May 2003. Mr. Zomermaand received his undergraduate degree from Hope College and his masters of business administration from Fordham University.

      Imtiaz (“MT”) Sattaur has served as the President of our Florida business since April 2004 and as Senior Vice President, Medicare from January 2004 to April 2004. From October 2002 to December 2003, Mr. Sattaur served as President and Chief Executive Officer of Amerigroup Florida, Inc. From April 1999 to September 2002, Mr. Sattaur served as Vice President and Chief Operating Officer of Affinity Health Plan in New York. Mr. Sattaur has over 20 years experience in health and managed care. Mr. Sattaur received his undergraduate degree from Florida International University.

Non-Employee Directors

      Regina Herzlinger has been a member of our board of directors since August 2003. Dr. Herzlinger is the Nancy R. McPherson Professor of Business Administration at the Harvard Business School and has been teaching at Harvard since 1971. She is a member of the boards of directors of C.R. Bard, Inc., Noven Pharmaceuticals, Inc. and Zimmer Holdings, Inc. Dr. Herzlinger received her undergraduate degree from Massachusetts Institute of Technology and her doctorate from the Harvard Business School.

      Kevin Hickey has been a member of our board of directors since November 2002. Since 1999, Mr. Hickey has served as the Chairman and Chief Executive Officer of IntelliClaim, Inc., a privately-held application service provider that provides insurance payors with capabilities for enhancing claim processing efficiency and productivity. From 1997 until 1998, Mr. Hickey was Executive Vice President of Operations and Technology for Oxford Health Plans. Mr. Hickey has also served as a director of the American Association of Preferred Provider Organizations from 1999 until 2002; a director of First Health/ HealtheSolutions, a privately-held company, since 1982; a director of Benefit Management Group, a privately-held company, since 1997; a director of Healthaxis Inc., a technology and business process services firm for the health benefits industry, since 2001; and a director of HealthMarket, Inc., a consumer directed health plan, since 2002. Mr. Hickey received his undergraduate degree from Harvard University, a masters in health services administration from the University of Michigan and a juris doctor from Loyola College of Law.

      Alif Hourani has been a member of our board of directors since August 2003. Since 1997, Mr. Hourani has served as Chairman and Chief Executive Officer of Pulse Systems, Inc. a practice management and clinical records software company. From 1987 to 1997, Mr. Hourani held various positions, including Chief Executive Officer of Physician Corporation of America/ Data Systems, Senior Vice President of Management Information Systems of Physician Corporation of America, and Manager of Computer Engineering at the Wolf Creek Nuclear Operating Corporation. Mr. Hourani received his undergraduate degree from the University of Lyon and his masters of science degree and doctorate degrees from the University of Strasbourg. Mr. Hourani is a cousin of Mr. Farha.

      Glen R. Johnson, M.D. has been a member of our board of directors since February 2004. Since May 1998, Dr. Johnson has served as President and Chief Executive Officer of Community Health Choice, Inc., a managed health care organization that provides healthcare services to Medicaid members in the Houston, Texas area. Since March 2003, Dr. Johnson has also served as an expert consultant to the Texas State Board of Medical Examiners, and since 1999 he has been a clinical associate professor in the Department of Family Medicine at Baylor College of Medicine in Houston. From 1990 to October 1997, Dr. Johnson served as Senior Vice President for Medical Affairs and as Corporate Chief Medical Officer of Physician Corporation of America. Dr. Johnson is a delegate of the American Academy of Family Physicians to the American Medical Association and is the former Vice President of The American Academy of Family Physicians. Dr. Johnson received his undergraduate degree and his doctorate from Howard University, and is a certified physician executive.

      Ruben Jose King-Shaw, Jr. has been a member of our board of directors since August 2003. Mr. King-Shaw served as Senior Advisor to the Secretary of the Department of the Treasury from January 2003 to June 2003. From July 2001 to April 2003, Mr. King-Shaw served as Chief Operating Officer and Deputy Administrator of CMS. Prior to that, from January 1999 to July 2001, he served as Secretary of the Agency for Health Care Administration of the State of Florida. Mr. King-Shaw received his undergraduate degree from Cornell University and a masters of business administration from Florida International University.

      Christian P. Michalik has been a member of our Board of Directors since May 2002. Mr. Michalik is currently a private investor and was a partner in Soros Private Equity Partners LLC, the private equity investment business of Soros Fund Management LLC, from 1999 through 2003. From 1997 to 1999, Mr. Michalik was an investment manager with Capital Resource Partners, a private equity investment firm. From 1995 to 1996, Mr. Michalik was an associate at Colony Capital, a real estate investment firm. Mr. Michalik currently serves as a director of DISA, Inc., a third party administrator of employee screening services; Oculan Corporation, a provider of network, system and security management solutions for small and medium-sized businesses; and RLX Technologies, Inc., a provider of modular computing solutions.

Mr. Michalik received his undergraduate degree from Yale University and his masters of business administration from Harvard Business School.

      Neal Moszkowski has been the Chairman of our board of directors since May 2002. Mr. Moszkowski is a Managing Director and Co-Head of Soros Private Equity, the private equity investment business of Soros Fund Management LLC, where he has served since August 1998. From August 1993 to August 1998, Mr. Moszkowski worked for Goldman, Sachs & Co. and affiliates, where he served as a Vice President and an Executive Director in the Principal Investment Area. Mr. Moszkowski currently serves as a director of Bluefly, Inc., an online discount apparel retailer, Day International Group, Inc., a producer and distributor of precision-engineered products, Integra LifeSciences Holdings Corporation, a developer and marketer of medical products primarily for surgical and neurosurgical applications, and JetBlue Airways Corporation, a passenger airline. Mr. Moszkowski received his undergraduate degree from Amherst College and his masters of business administration from the Graduate School of Business of Stanford University.

Key Associates

      Gretchen Demartini has served as our Vice President, Human Resources since February 2003. From 2001 to 2003, Ms. Demartini was a consultant and did volunteer work, including serving on the boards of directors of local agencies. From 1995 to 2001, Ms. Demartini served as Vice President of Human Resources for First American Real Estate Information Services, a division of First American Corporation. Ms. Demartini received her undergraduate degree from Montclair State College and a masters degree from Stevens Institute of Technology.

      Kevin P. Enterlein has served as our Vice President, Network Development since April 2004, and prior to that served as our Vice President, Provider Contracting beginning in December 2003. From 1998 to 2003, Mr. Enterlein worked with Aetna, Inc. in several capacities, including as Regional Vice President, Network Management. Mr. Enterlein received a degree from Westchester Community College.

      John J. Esslinger, M.D. has served as one of our Medical Directors since January 2004. From 2001 to 2003, Dr. Esslinger served as Medical Director of Aetna Healthcare, Inc. Prior to that, from 1999 to 2001, Dr. Esslinger served as Medical Director of Paidos Health Management Services, Inc., a neonatal disease management company. Dr. Esslinger received his undergraduate degree and an M.D. from the University of Minnesota and a masters degree from Tulane University.

      Enrique Diaz-Granados has served as our Vice President, Corporate Sales since December 2003. From February 2003 through December 2003, Mr. Granados served as President of Diversified Consultant Services, a business that conducted sales efforts on behalf of Medicare plans (including ours) and sold other insurance products. From 1992 to 2003, Mr. Granados worked with Humana Health Care Plans in several capacities, including as Regional Vice President, Sales Public Programs. Mr. Granados received his undergraduate degree from the University of Tennessee.

      Douglas Hayward has served as the Chief Operating Officer of our Connecticut business since April 2004, and prior to that served as the Vice President of that business beginning in July 2003. From 1998 until June 2003, Mr. Hayward served as Chief Executive Officer of InvestCare, an independent consulting firm that provided consulting services to our Connecticut operations. From 1996 to 1998, Mr. Hayward served as President and Chief Executive Officer of WellCare of Connecticut. Mr. Hayward received his undergraduate and masters degrees from the University of Michigan and completed a fellowship in HMO management at Georgetown University.

      William L. Kale has served as our Vice President, Behavioral Health since November 2002 and was our Director of Behavioral Health from 1999 until November 2002. From 1985 to 1996, Dr. Kale was President of Professional Psychological Services, a behavioral health management company, which was sold to Horizon Health Corporation, where he continued as President until 1998. Dr. Kale received his undergraduate degree from Ohio State University and his masters and doctorate degrees from the University of South Florida.

      Vince P. Kunz, M.D. has served as one of our Medical Directors since February 2003. From 2000 to 2003, Dr. Kunz served as Market and Network Medical Director of CIGNA HealthCare of Florida. Prior to that, from 1998 to 2000, Dr. Kunz served as Medical Director of MVP Health Care, a not-for-profit health plan. Dr. Kunz received his undergraduate degree from College of Holy Cross and his M.D. from New Jersey Medical School.

      Stephen W. Ogilvie has served as our Vice President, Operations since October 2003. In 2003, Mr. Ogilvie served as Senior Account Manager, Healthcare Group of Perot Systems Corporation, a provider of information technology services and business solutions. From 1998 to 2002, Mr. Ogilvie was Director— Government Business Practice and Director— Healthplan Practice of First Consulting Group, a provider of consulting, technology, applied research and outsourcing services to healthcare providers, health plan insurers, government healthcare and life sciences companies.

      Daniel Parietti has served as Chief Operating Officer of our New York business since April 2004, and prior to that served as the Vice President of that business beginning in September 2002. From 2001 to 2002, Mr. Parietti served as Chief Operating Officer of La Cruz Azul de Puerto Rico, a large health plan in Puerto Rico. Prior to that, from 2000 to 2001, Mr. Parietti served as Vice President, Network and Delivery Systems Management with Health Net, Inc. From 1993 to 2000, Mr. Parietti worked with Humana, Inc. in several capacities, including as Associate Executive Director, Humana Puerto Rico. Mr. Parietti received his undergraduate degree from the United States Military Academy at West Point, and a masters of business administration from George Mason University.

      Jeffrey Potter has served as our Vice President, Corporate Development since April 2004, and prior to that served as Director, Business Analysis beginning in May 2002. From 1999 to 2001, Mr. Potter was Manager, Business Development at Best Doctors, Inc., a provider of information and referral services for patients suffering from critical illnesses. Prior to that, from 1998 to 1999, Mr. Potter was a financial consultant with A.G. Edwards & Sons, a brokerage firm. Mr. Potter received his undergraduate degree from Princeton University.

      John L. Sirera has served as our Vice President, Pharmacy since September 2002. From 2000 to 2002, Mr. Sirera served as Regional Account Manager for Managed Markets Organization for Pharmacia Corporation. From 1999 to 2000, Mr. Sirera was a consultant to AMD Specialty Pharmacy, where he acted as Vice President of Managed Care Services and a consultant to Florida Health Choice, where he acted as Pharmacy Director. From 1998 to 1999, Mr. Sirera served as Operations Director, Eastern Region for Integrated Pharmaceutical Services. Mr. Sirera received his undergraduate degree from the University of Pittsburgh.

      Brendan R. Shanahan has served as our Vice President, Financial Planning and Analysis since August 2003. From 2002 to August 2003, Mr. Shanahan was the Chief Financial Officer of Destiny Health, a consumer-focused health insurer. From 1998 to 2002, Mr. Shanahan served as the Chief Financial Officer of IntelliClaim, Inc., a privately-held application service provider that provides insurance payors with capabilities for enhancing claim processing efficiency and productivity. Mr. Shanahan received his undergraduate degree from The Citadel and a masters in business administration from Hofstra University. Mr. Shanahan is a certified public accountant.

      Robert Slepin has served as our Chief Information Officer since May 2003. From January 2001 to May 2003, Mr. Slepin served as Vice President, Computer Operations of Deltnanet, Inc., an information technology company focused on the healthcare industry. From March 1998 to December 2000, he served as Vice President, Information Systems/Chief Information Officer for Sutter Health Central, a not-for-profit network of community-based health care providers. Mr. Slepin received his undergraduate degree from Duke University.

      Alan R. Smith, M.D. has served as one of our Medical Directors since February 2003. From 1996 to 2003, Dr. Smith served as Senior Regional Quality Management Medical Director for Aetna U.S. Healthcare, Southeast Region. Since 1998, Dr. Smith has served as a surveyor and advisor for the Patient Advisory Group of the National Committee for Quality Assurance. Dr. Smith received his undergraduate degree and M.D. from the University of Chicago.

      David K. Smith has served as our Vice President, Finance since August 2002. From 2000 to July 2002, Mr. Smith was President of David Kelsey Smith & Associates, an independent healthcare consultancy. Prior to that, from 1998 to 2000, Mr. Smith served as President and Chief Executive Officer of Pioneer Eye Care, a specialty physician practice management and managed care company. Mr. Smith received his undergraduate degree from Suffolk University and a masters degree from Cambridge College.

      William S. White has served as our Corporate Controller since March 2003. From 1997 to 2002, Mr. White held several positions, including Corporate Controller, at Blue Cross and Blue Shield of North Carolina. Prior to that, Mr. White was a senior manager in the financial services practice of Price Waterhouse, LLP. Mr. White received his undergraduate degree from North Carolina Wesleyan College. Mr. White is a certified public accountant.

      Diane Wilkosz has served as our Vice President, Provider Operations since April 2004, and prior to that served as our Vice President, Provider Relations beginning in February 2003. From 1981 to 2002, Ms. Wilkosz worked with CIGNA HealthCare of Florida in several capacities, including as Vice President, Executive Director, Practice Management. Ms. Wilkosz received her undergraduate degree from the University of Buffalo and a masters of business administration from the University of Tampa.

Terms of Office

      At present, all directors are elected and serve until a successor is duly elected and qualified or until his or her earlier death, resignation or removal. Our executive officers are elected by, and serve until dismissed by, the board of directors.

      Upon the completion of this offering, our board will be divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year’s annual meeting of stockholders. Messrs. Farha and Hickey and Dr. Herzlinger will be in the class of directors whose term expires at the 2005 annual meeting of our stockholders. Messrs. King-Shaw and Michalik and Dr. Johnson will be in the class of directors whose term expires at the 2006 annual meeting of our stockholders. Messrs. Hourani and Moszkowski will be in the class of directors whose term expires at the 2007 annual meeting of our stockholders. At each annual meeting of our stockholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms or until their respective successors are elected and qualified.

Board Committees

      The audit committee of the board of directors makes recommendations concerning the engagement of independent public accountants. The audit committee charter mandates that the audit committee approve all audit, audit-related, tax and other services conducted by our independent accountants. In addition, the committee reviews the plans, results and fees of the audit engagement with our independent public accountants, and any independence issues with our independent public accountants. The audit committee also reviews the adequacy of our internal accounting controls. The current members of the audit committee are Messrs. Hickey and Michalik and Dr. Herzlinger.

      The compensation committee of the board of directors determines compensation for our executive officers and administers our equity plans. The compensation committee currently consists of Messrs. Hickey, Hourani and Moszkowski.

      The nominating and corporate governance committee of the board of directors nominates candidates for election to the board of directors and oversees corporate governance processes. The nominating and corporate governance committee currently consists of Messrs. Hourani, Michalik and Moszkowski.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

      Todd S. Farha serves as our Chief Executive Officer, President and a member of our board of directors pursuant to an amended and restated employment agreement dated June      , 2004. The agreement has an initial term of three years, commencing on July 31, 2002, and will automatically renew for an additional three-

year period unless either party notifies the other that the term will not be extended. Under the agreement, Mr. Farha is entitled to an annual salary of $300,000, subject to annual review and potential increase by our board of directors. In addition, Mr. Farha is eligible to receive an annual cash bonus, based upon the satisfaction of performance criteria to be established annually by our compensation committee. If Mr. Farha’s employment is terminated by us without cause, or by Mr. Farha for good reason, then Mr. Farha will be entitled to continue to receive his base salary for 12 months, or 24 months if the termination occurs after a change of control. He will also be entitled to receive an amount equal to his target bonus for the year in which the termination occurs, payable one year after the date of termination, as well as continuation of benefits for 12 months following termination. We would also be obligated to make additional payments to Mr. Farha if he were to incur any excise taxes pursuant to Section 4999 of the Internal Revenue Code on account of the benefits and payments provided under the agreement. The additional payments would be in an amount such that, after taking into account all applicable federal, state and local taxes applicable to such additional payments, Mr. Farha would be able to retain from such additional payments an amount equal to the excise taxes that are imposed without regard to these additional payments. Mr. Farha has agreed not to compete with us during the term of his employment and for one year thereafter, except that if Mr. Farha’s employment terminates because we notify him that the term of his agreement will not be renewed, the non-competition covenant will not apply following the term unless we elect to continue to pay him his base salary during that period.

      Paul Behrens serves as our Senior Vice President and Chief Financial Officer, Thaddeus Bereday serves as our Senior Vice President and General Counsel, and Heath Schiesser serves as our Senior Vice President, Marketing & Sales, pursuant to employment agreements with us. Each agreement has an initial term of three years, and will automatically renew for successive additional one-year periods thereafter unless either party notifies the other that the term will not be extended. Under the agreements, Mr. Behrens is entitled to an annual salary of $275,000, Mr. Bereday is entitled to an annual salary of $250,000, and Mr. Schiesser is entitled to an annual salary of $250,000, in each case subject to annual review and potential increase by our board of directors. In addition, each is eligible to receive an annual bonus, payable in the form of cash or equity, based upon the satisfaction of performance criteria to be established annually by our compensation committee. If the employment of any of these executives is terminated by us without cause, or by the executive for good reason, the executive will be entitled to continue to receive his base salary and benefits for 12 months following the date of termination. In addition, in the case of Mr. Schiesser, if the termination occurs within six months after a change of control has occurred or a definitive agreement providing for a change of control has been signed, or if a definitive agreement providing for a change of control is signed within six months after the date of termination, he would also be entitled to receive an amount equal to his expected potential bonus payable for the 12-month period following the termination. Each of the executives has agreed not to compete with us during the term of his employment and for one year thereafter.

Compensation Committee Interlocks and Insider Participation

      No member of the compensation committee serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

      We reimburse each member of our board of directors for out-of-pocket expenses incurred in connection with attending board meetings. We pay each member of our board who is not an associate an annual director’s fee of $25,000 for attending meetings of the board of directors and committee meetings. Effective upon the closing of this offering, we intend to grant to each member of our board who is not an associate, other than Mr. Moszkowski, an option to purchase 5,000 shares (or, in the case of Ms. Herzlinger, 10,000 shares) of our common stock, vesting over a four-year period, at an exercise price equal to the offering price of our common stock in this offering. We may, in our discretion, grant additional stock options and other equity awards to our directors from time to time.

      During 2003, certain of our directors were given the opportunity to purchase a specified number of Class A Common Units. As a result of those purchases, those directors were granted, for no additional consideration, a specified number of Class C Common Units, subject to vesting over a four-year period from the date of grant. Upon the completion of our reorganization, all of these units will convert into shares of our common stock, and the vesting restrictions will remain in place. In May 2003, Mr. Hickey purchased 12,929 shares, and was granted 38,786 shares, under this program, and in September 2003, Dr. Herzlinger and Messrs. King-Shaw and Hourani each purchased 12,929 shares, and was granted 38,786 shares, under this program. In addition, in December 2003, Mr. Michalik purchased 7,374 shares of our common stock, and was granted options to purchase an additional 38,786 shares at an exercise price of $6.78 per share, subject to vesting over a four-year period commencing in June 2003. The aggregate price paid by each director for the shares purchased by him or her in 2003 was $50,000.

Executive Compensation

      The table below summarizes information concerning the compensation earned during 2003 for services rendered to us in all capacities by our chief executive officer and each of the executive officers listed below. The compensation table excludes other compensation in the form of perquisites and other personal benefits to a named executive officer where that compensation constituted less than the lesser of $50,000 or 10% of his total annual salary and bonus for such fiscal year. We have prepared this table as if our reorganization as a corporation had already occurred at the time that the restricted stock awards were made.

Summary Compensation Table

								Long-Term
	Annual Compensation							Compensation

						Other Annual				Securities	All Other
						Compensation		Restricted Stock		Underlying	Compensation
Name and Principal Position	Year	Salary($)		Bonus($)		($)		Awards($)		Options(#)	($)

Todd S. Farha	2003	$300,000		$600,000		$65,427	(4)	$—	(10)	—	$554	(15)
President and Chief Executive Officer
Paul L. Behrens	2003	68,750	(1)	260,000	(3)	19,286	(5)	1,116,612	(11)	—	—
Senior Vice President and Chief Financial Officer
Thaddeus Bereday	2003	250,000		210,000		83,141	(6)	4,028	(12)	—	—
Senior Vice President and General Counsel
Heath Schiesser	2003	250,000		210,000		60,808	(7)	5,639	(13)	—	2,400	(15)
Senior Vice President, Marketing & Sales
Rupesh Shah	2003	275,000		135,000		3,969	(8)	—		124,115	—
Senior Vice President, Market Expansion
Randall Zomermaand	2003	121,846	(2)	100,000		30,749	(9)	1,000	(14)	—	66,256	(16)
Senior Vice President, Health Services

(1)	Mr. Behrens commenced employment with us on September 15, 2003. His annual salary is $275,000.
(2)	Mr. Zomermaand commenced employment with us on May 1, 2003. His annual salary is $220,000.
(3)	Includes a signing bonus of $75,000.
(4)	Represents a housing allowance of $35,980, an automobile allowance of $9,921 and a gross up payment for income taxes relating to these allowances of $19,526.
(5)	Represents a reimbursement for relocation expenses of $12,088 and a gross up payment for income taxes relating to this reimbursement of $7,198.
(6)	Represents a reimbursement for relocation expenses of $59,433 and a gross up payment for income taxes relating to this reimbursement of $23,708.

(7)	Represents a reimbursement for relocation expenses of $42,138 and a gross up payment for income taxes relating to this reimbursement of $18,670.
(8)	Represents an automobile allowance.
(9)	Represents a reimbursement for relocation expenses of $27,978 and a gross up payment for income taxes relating to the reimbursement of $2,771.

(10)	On September 6, 2002, Mr. Farha received an award of 1,559,337 restricted shares of common stock, of which 682,210 were unvested as of December 31, 2003. The value of the aggregate unvested restricted shares held by Mr. Farha as of December 31, 2003 was $3,060,507, based on the fair market value of our common stock on December 31, 2003. The restricted stock award was 25% vested on the date of grant, and the remainder vests over a three-year period, at a rate of 2.0833% upon the end of each full calendar month after the grant date. The grant would immediately vest in full upon a change of control of WellCare. Dividends, if any are declared, will be paid on the restricted shares.

(11)	On September 30, 2003, Mr. Behrens received an award of 437,463 restricted shares of common stock, all of which were unvested as of December 31, 2003. The value of this award as reflected in the Summary Compensation Table is based on the fair market value of our common stock on the date of grant. The value of the aggregate unvested restricted shares held by Mr. Behrens as of December 31, 2003 was $1,962,531, based on the fair market value of our common stock on December 31, 2003. The restricted stock award vests over a four-year period, at a rate of 25% on September 15, 2004 and 2.0833% upon the end of each full calendar month thereafter. The grant would immediately vest in full upon the termination of Mr. Behrens’ employment by WellCare without cause, or by Mr. Behrens for good reason, following a change of control of WellCare. Dividends, if any are declared, will be paid on the restricted shares.

(12)	On May 31, 2003, Mr. Bereday received a grant of 312,474 restricted shares of common stock, 227,845 shares of which were unvested as of December 31, 2003. The value of this award as reflected in the Summary Compensation Table is based on the fair market value of our common stock on the date of grant. The value of the aggregate unvested restricted shares held by Mr. Bereday as of December 31, 2003 was $1,022,151 based on the fair market value of our common stock on December 31, 2003. The restricted stock award vests over a four-year period, at a rate of 2.0833% upon the end of each full calendar month following the date of grant. The grant would immediately vest in full upon the termination of Mr. Bereday’s employment by WellCare without cause, or by Mr. Bereday for good reason, within 12 months following a change of control of WellCare. Dividends, if any are declared, will be paid on the restricted shares.

(13)	On May 30, 2003, Mr. Schiesser received a grant of 437,463 restricted shares of common stock, 291,642 shares of which were unvested as of December 31, 2003. The value of this award as reflected in the Summary Compensation Table is based on the fair market value of our common stock on the date of grant. The value of the aggregate unvested restricted shares held by Mr. Schiesser as of December 31, 2003 was $1,308,353, based on the fair market value of our common stock on December 31, 2003. The restricted stock award vests over a four-year period, at a rate of 2.0833% upon the end of each full calendar month following the date of grant. The grant would immediately vest in full upon the termination of Mr. Schiesser’s employment by WellCare without cause, or by Mr. Schiesser for good reason, within six months of a change of control of WellCare. Dividends, if any are declared, will be paid on the restricted shares.

(14)	On May 30, 2003, Mr. Zomermaand received a grant of 77,572 restricted shares of common stock, all of which were unvested as of December 31, 2003. The value of this award as reflected in the Summary Compensation Table is based on the fair market value of our common stock on the date of grant. The value of the aggregate unvested restricted shares held by Mr. Zomermaand as of December 31, 2003 was $348,000, based on the fair market value of our common stock on December 31, 2003. The restricted stock award vests over a four-year period, at a rate of 25% on May 1, 2004 and 2.0833% upon the end of each full calendar month thereafter. Dividends, if any are declared, will be paid on the restricted shares.

(15)	Represents company matching of 401(k) contributions.
(16)	Represents consulting fees paid prior to becoming an associate.

Option Grant in Last Fiscal Year

      The following table sets forth information concerning the stock option grant made to Mr. Shah, who was the only named executive officer to receive an option grant in the fiscal year ended December 31, 2003. The exercise price per share for the options was equal to the fair market value of the common stock as of the grant date as determined by our board of directors. The options granted to Mr. Shah in 2003 were vested as to 46,667 shares on the date on which they were granted, and vest as to an additional 2.0833% of the shares subject to the option upon the end of each full calendar month after the grant date as long as he continues to serve as one of our employees. Potential realizable value is calculated net of exercise prices and before taxes based on the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until the expiration of the option term. The potential realizable value is calculated based on the requirements of the SEC and does not reflect our estimate of future stock price growth. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock and the date on which the options are exercised. We have prepared this table as if our reorganization as a corporation had already occurred at the time that the option grants were made.

					Potential Realizable
					Value at Assumed
					Annual Rate of Stock
					Price Appreciation For
	Individual Grants				Option Term

		Percent of
		Total Options
	Number of Securities	Granted to	Exercise
	Underlying Options	Employees in	Price per	Expiration
Name	Granted(#)	2003	Share	Date	5%($)	10%($)

Rupesh Shah	124,115	14.6%	$3.87	9/30/2013	$1,180,394	$2,016,081

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

      The following table sets forth information regarding exercisable and unexercisable stock options held as of December 31, 2003 by Mr. Shah, who was the only named executive officer who held options as of that date. The value of unexercised in-the-money option represents the total gain which would be realized if all in-the-money options held at December 31, 2003 were exercised, determined by multiplying the number of shares underlying the options by the difference between the per share fair market value of our shares as of December 31, 2003, as determined by our board, and the per share option exercise price. An option is in-the-money if the fair market value of the underlying shares exceeds the exercise price of the option. We have prepared this table as if our reorganization as a “C” corporation had already occurred at the time that the option grants were made.

Number of Securities
			Underlying Unexercised	Value of Unexercised In-
			Options as of	The-Money Options as of
	Shares Acquired	Value	December 31, 2003(#)	December 31, 2003($)
Name	on Exercise(#)	Realized($)	Exercisable/Unexercisable	Exercisable/Unexercisable

Rupesh Shah	—	—	43,957/80,158	$127,915/$233,259

Employee Benefit Plans

2004 Equity Incentive Plan

      In connection with our reorganization as a corporation immediately prior to the closing of this offering, our board of directors plans to adopt and submit to our stockholders for approval our 2004 Equity Incentive Plan, which will be effective immediately prior to the closing of our reorganization. The Equity Incentive Plan is designed to enable us to attract, retain and motivate our directors, officers, associates and consultants, and to further align their interests with those of our stockholders, by providing for or increasing their ownership interests in our company.

      Administration. The Equity Incentive Plan will be administered by the compensation committee of our board of directors. Our board may, however, at any time resolve to administer the Equity Incentive Plan. Subject to the specific provisions of the Equity Incentive Plan, the compensation committee is authorized to select persons to participate in the Equity Incentive Plan, determine the form and substance of grants made under the Equity Incentive Plan to each participant, and otherwise make all determinations for the administration of the Equity Incentive Plan.

      Participation. Individuals who will be eligible to participate in the Equity Incentive Plan will be directors (including non-employee directors), officers (including non-employee officers) and employees of, and other individuals performing services for, or to whom an offer of employment has been extended by, us or our subsidiaries.

      Type of Awards. The Equity Incentive Plan will provide for the issuance of stock options, stock appreciation rights, or SARs, restricted stock, deferred stock, dividend equivalents, other stock-based awards and performance awards. Performance awards may be based on the achievement of certain business or personal criteria or goals, as determined by the compensation committee.

      Available Shares. An aggregate of 4,573,693 shares of our common stock will initially be reserved for issuance under the Equity Incentive Plan, subject to certain adjustments reflecting changes in our capitalization. The number of shares reserved for issuance will be subject to an annual increase to be added on January 1 of each year, commencing on January 1, 2005 and ending on January 1, 2013. The annual increase will be equal to the lesser of 3% of the number of shares outstanding on each such date, 1,200,000 shares, or such lesser amount determined by our board. If any grant under the Equity Incentive Plan expires or terminates unexercised, becomes unexercisable or is forfeited as to any shares, or is tendered or withheld as to any shares in payment of the exercise price of the grant or the taxes payable with respect to the exercise, then such unpurchased, forfeited, tendered or withheld shares will thereafter be available for further grants under the Equity Incentive Plan unless, in the case of options granted under the Equity Incentive Plan, related SARs are exercised. The Equity Incentive Plan will provide that the compensation committee shall not grant, in any one calendar year, to any one participant awards to purchase or acquire a number of shares of common stock in excess of 15% of the total number of shares authorized for issuance under the Equity Incentive Plan.

      Option Grants. Options granted under the Equity Incentive Plan may be either incentive stock options within the meaning of Section 422 of the Internal Revenue Code or non-qualified stock options, as the compensation committee may determine. The exercise price per share for each option will be established by the compensation committee, except that in the case of the grant of any incentive stock option, the exercise price may not be less than 100% of the fair market value of a share of common stock as of the date of grant of the option. In the case of the grant of any incentive stock option to an employee who, at the time of the grant, owns more than 10% of the total combined voting power of all of our classes of stock, the exercise price may not be less than 110% of the fair market value of a share of common stock as of the date of grant of the option.

      Terms of Options. The term during which each option may be exercised will be determined by the compensation committee, but if required by the Internal Revenue Code and except as otherwise provided in the Equity Incentive Plan, no option will be exercisable in whole or in part more than ten years from the date it is granted, and no incentive stock option granted to an employee who at the time of the grant owns more than 10% of the total combined voting power of all of our classes of stock will be exercisable more than five years from the date it is granted. All rights to purchase shares pursuant to an option will, unless sooner terminated, expire at the date designated by the compensation committee. The compensation committee will determine the date on which each option will become exercisable and may provide that an option will become exercisable in installments. The shares constituting each installment may be purchased in whole or in part at any time after such installment becomes exercisable, subject to such minimum exercise requirements as may be designated by the compensation committee. Prior to the exercise of an option and delivery of the shares represented thereby, the optionee will have no rights as a stockholder, including any dividend or voting rights, with respect to any shares covered by such outstanding option. If required by the Internal Revenue Code, the aggregate fair market value, determined as of the grant date, of shares for which an incentive stock option is exercisable for the first time during any calendar year under all of our equity incentive plans may not exceed $100,000.

      Stock Appreciation Rights. SARs entitle a participant to receive the amount by which the fair market value of a share of our common stock on the date of exercise exceeds the grant price of the SAR. The grant price and the term of an SAR will be determined by the compensation committee. However, no SAR may have a term exceeding ten years.

      Termination of Options and SARs. Unless otherwise determined by the compensation committee, and subject to certain exemptions and conditions, if a participant ceases to be a director, officer or employee of, or to otherwise perform services for us for any reason other than death, disability, retirement or termination for cause, all of the participant’s options and SARs that were exercisable on the date of such cessation will remain exercisable for, and will otherwise terminate at the end of, a period of 30 days after the date of such cessation.

In the case of death or disability, all of the participant’s options and SARs that were exercisable on the date of such death or disability will remain so for a period of 180 days from the date of such death or disability. In the case of retirement, all of the participant’s options and SARs that were exercisable on the date of retirement will remain exercisable for, and shall otherwise terminate at the end of, a period of 90 days after the date of retirement. In the case of a termination for cause, or if a participant does not become a director, officer or employee of, or does not begin performing other services for us for any reason, all of the participant’s options and SARs will expire and be forfeited immediately upon such cessation or non-commencement, whether or not then exercisable.

      Restricted Stock and Deferred Shares. Restricted stock is a grant of shares of our common stock that may not be sold or disposed of, and that may be forfeited in the event of certain terminations of employment, prior to the end of a restricted period set by the compensation committee. A participant granted restricted stock generally has all of the rights of a stockholder, unless the compensation committee determines otherwise. An award of deferred shares confers upon a participant the right to receive shares of our common stock at the end of a deferral period set by the compensation committee, subject to possible forfeiture of the award in the event of certain terminations of employment prior to the end of deferral period. Prior to settlement, an award of deferred shares carries no voting or dividend rights or other rights associated with share ownership, although dividend equivalents may be granted in connection with restricted stock or deferred shares.

      Dividend Equivalents. Dividend equivalents confer the right to receive, currently or on a deferred basis, cash, shares of our common stock, other awards or other property equal in value to dividends paid on a specific number of shares of our common stock. Dividend equivalents may be granted alone or in connection with another award, and may be paid currently or on a deferred basis. If deferred, dividend equivalents may be deemed to have been reinvested in additional shares of our common stock.

      Other Stock-Based Awards. The compensation committee is authorized to grant other awards that are denominated or payable in, valued by reference to, or otherwise based on or related to shares of our common stock, under the Equity Incentive Plan. These awards may include convertible or exchangeable debt securities, other rights convertible or exchangeable into shares of common stock, purchase rights for shares of common stock, awards with value and payment contingent upon our performance as a company or any other factors designated by the compensation committee. The compensation committee will determine the terms and conditions of these awards.

      Performance Awards. The compensation committee may subject a participant’s right to exercise or receive a grant or settlement of an award, and the timing of the grant or settlement, to performance conditions specified by the compensation committee. Performance awards may be granted under the Equity Incentive Plan in a manner that results in their qualifying as performance-based compensation exempt from the limitation on tax deductibility under Section 162(m) of the Internal Revenue Code for compensation in excess of $1,000,000 paid to our chief executive officer and our four highest compensated officers. The compensation committee will determine performance award terms, including the required levels of performance with respect to particular business criteria, the corresponding amounts payable upon achievement of those levels of performance, termination and forfeiture provisions and the form of settlement. In granting performance awards, the compensation committee may establish unfunded award “pools,” the amounts of which will be based upon the achievement of a performance goal or goals based on one or more business criteria. Business criteria might include, for example, total stockholder return, net income, pretax earnings, EBITDA, earnings per share, or return on investment.

      Amendment of Outstanding Awards and Amendment/ Termination of Plan. The board of directors or the compensation committee generally will have the power and authority to amend or terminate the Equity Incentive Plan at any time without approval from our stockholders. The compensation committee generally will have the authority to amend the terms of any outstanding award under the plan, including, without limitation, the ability to reduce the exercise price of any options or SARs or to accelerate the dates on which they become exercisable or vest, at any time without approval from our stockholders. No amendment will become effective without the prior approval of our stockholders if stockholder approval would be required by applicable law or regulations, including if required for continued compliance with the performance-based compensation exception of Section 162(m) of the Internal Revenue Code, under provisions of Section 422 of the Internal Revenue Code or by any listing requirement of the principal stock exchange on which our common stock is then listed. Unless previously terminated by the board or the committee, the Equity Incentive Plan will terminate on the tenth anniversary of its adoption. No termination of the Equity Incentive Plan will materially and adversely affect any of the rights or obligations of any person, without his or her written consent, under any grant of options or other incentives theretofore granted under the Equity Incentive Plan.

2002 Equity Plans

      Our 2002 Senior Executive Equity Plan and our 2002 Employee Option Plan were both adopted by the board of directors and became effective in September 2002. A maximum of 3,438,522 shares of common stock in the aggregate were reserved for issuances to associates under the plans. Both plans are administered by our board of directors and the compensation committee.

      Under the Senior Executive Equity Plan, each participant was given the opportunity to purchase a specified number of what were, prior to our reorganization as a corporation, Class A Common Units. As a result of that purchase, each participant was granted, for no consideration, a specified number of what were Class C Common Units. Under the Employee Option Plan, each participant was granted an option to purchase a specified number of what were Class A Common Units. The securities that were granted under both plans are subject to the terms, including vesting, set forth in each subscription agreement or option agreement, as applicable. All securities granted pursuant to the plans are subject to repurchase by us at fair market value if the participant ceases to be employed by us.

      Upon the closing of our reorganization as a corporation, the Class C Common Units granted under the Senior Executive Equity Plan will be converted automatically into shares of our common stock, and the options granted under the Employee Option Plan will be converted automatically into equivalent options to purchase our common stock. Each granted share and option will be subject to the same vesting terms as in each holder’s original subscription or option agreement, as applicable. The number of shares subject to each option and their exercise price will be adjusted to reflect any stock split effected in connection with the restructuring. Following our restructuring transactions, 19 of our employees will hold a total of 2,042,586 shares under our Senior Executive Equity Plan, of which 560,315 will be vested. In addition, 144 of our employees will hold options under our Employee Option Plan exercisable for approximately 1,363,519 shares of our common stock, at a weighted average exercise price of $5.31, of which 96,330 will be vested. We do not intend to issue any additional securities under either of these plans.

Employee Stock Purchase Plan

      2004 Employee Stock Purchase Plan. Our board of directors plans to adopt and submit to our stockholders for approval our 2004 Employee Stock Purchase Plan, which will become effective immediately prior to the closing of our reorganization. The purpose of the plan is to provide an incentive for our employees (and employees of our subsidiaries designated by our board of directors) to purchase our common stock and acquire a proprietary interest in us.

      Administration. A committee designated by our board will administer the plan. The plan vests the committee with the authority to interpret the plan, to prescribe, amend, and rescind rules and regulations relating to the plan, and to make all other determinations necessary or advisable for the administration of the plan, although our board of directors may exercise any such authority in lieu of the committee. In all cases, the plan will be required to be administered in such a manner as to comply with applicable requirements of Rule 16b-3 of the Securities Exchange Act of 1934, as amended, and Section 423 of the Internal Revenue Code of 1986, as amended.

      Eligibility and Participation. As of the date of this offering, each person who is employed either by us or by one of our designated subsidiaries and is expected on a regularly-scheduled basis to work more than 20 hours per week for more than five months per calendar year, automatically will be enrolled in the plan.

Persons who subsequently become employed by us or one of our designated subsidiaries will be eligible once they have completed three months of service, provided they are expected on a regularly-scheduled basis to work more than 20 hours per week for more than five months per calendar year.

      Options to Purchase/ Purchase of Shares. Each participant will be granted an option to purchase shares of our common stock at the beginning of each “offering period” under the plan which generally will be 24 months, on each “exercise date,” during the offering period. Exercise dates generally will occur on each June 30 and December 31. Participants will purchase the shares of our common stock through after-tax payroll deductions, not to exceed 10% of the participant’s total base salary. No participant may purchase more than 750 shares of common stock on any one exercise date, or more than $10,000 of common stock in any one calendar year. The purchase price for each share will generally be the lower of 85% of the fair market value of a share on the first day of the offering period, or 85% of the fair market value on the exercise date. If the fair market value on any exercise date during an offering period is lower than it was on the first day of the offering period, that offering period will automatically terminate and a new 24-month offering period will commence on the next July 1 or January 1, as applicable. If a participant’s employment with us or one of our designated subsidiaries terminates, any outstanding option of that participant also will terminate.

      Share Reserve. 381,141 shares of our common stock will be reserved for issuance over the term of the plan. That amount will be increased each year by the lowest of 400,000 shares, 1% of all shares outstanding at the end of the previous year, or a lower amount determined by our board. If any option to purchase reserved shares is not exercised by a participant for any reason, or if the option terminates, the shares that were not purchased shall again become available under the plan. The number of shares available under the plan also will be subject to periodic adjustment for changes in the outstanding common stock occasioned by stock splits, stock dividends, recapitalizations or other similar changes affecting our outstanding common stock.

      Amendment and Termination. Our board or the committee generally will have the power and authority to amend the plan from time to time in any respect without the approval of our stockholders. However, no amendment will become effective without the prior approval of our stockholders if stockholder approval would be required by applicable law or regulation, including Rule 16b-3 under the Securities Exchange Act of 1934, Section 423 of the Internal Revenue Code, or any listing requirement of the principal stock exchange on which our common stock is then listed. Additionally, except as otherwise specified in the plan, no amendment may make any change to an option already granted that adversely affects the rights of any participant. The plan will terminate at the earliest of the tenth anniversary of its implementation, the time when there are no remaining reserved shares available for purchase under the plan, or an earlier time that our board may determine.

     401(k) Profit Sharing Plan.

      We have adopted a tax-qualified employee savings and retirement plan, the 401(k) Profit Sharing Plan, for eligible associates. Eligible associates may elect to defer a portion of their eligible compensation, subject to the statutorily prescribed annual limit. We may make matching contributions on behalf of all participants who have elected to make deferrals to the 401(k) Profit Sharing Plan in an amount determined annually by us. Any contributions to the plan by us or the participants are paid to a trustee. The contributions made by us, if any, are subject to a vesting schedule; all other contributions are fully vested at all times. The 401(k) Profit Sharing Plan, and the accompanying trust, is intended to qualify under Sections 401(k) and 501 of the Internal Revenue Code, so that contributions by us or by associates and income earned (if any) on plan contributions are not taxable to associates until withdrawn and contributions by us, if any, will be deductible by the company when made. At the direction of each participant, the trustee invests the contributions made to the 401(k) Profit Sharing Plan in any number of investment options.

Limitations on Liability of Directors and Officers and Indemnification

Limitation of Liability

      Our certificate of incorporation which will take effect upon completion of this offering will provide that our officers and directors will not be personally liable to us or our stockholders for monetary damages resulting from a breach of fiduciary duty, to the maximum extent permitted by Delaware law. Under Delaware law, directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for:

•	any breach of the duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

      This limitation of liability does not apply to non-monetary remedies that may be available, such as injunctive relief or rescission, nor does it relieve our officers and directors from complying with federal or state securities laws.

Indemnification

      Our certificate of incorporation and bylaws will provide that we shall indemnify our directors and executive officers, and may indemnify our other corporate agents, to the fullest extent permitted by law. An officer or director shall not be entitled to indemnification if:

•	the officer or director did not act in good faith and in a manner reasonably believed to be in, or not opposed to our best interests; or

•	the officer or director is subject to criminal action or proceedings and had reasonable cause to believe the conduct was unlawful.

      We have entered into agreements to indemnify our directors and certain executive officers in addition to the indemnification provided for in our certificate of incorporation and our bylaws. These agreements, among other things, provide for indemnification of our directors and officers for expenses specified in the agreements, including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these persons in any action or proceeding arising out of these persons’ services as a director or officer for us, any of our subsidiaries or any other entity to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

CERTAIN TRANSACTIONS

      The summaries of the agreements described below are not complete and you should read the agreements in their entirety. These agreements have been filed as exhibits to the registration statement of which this prospectus is a part.

      Other than the transactions described below, for the last three full fiscal years there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we are or will be a party in which the amount involved exceeded or will exceed $60,000, and in which any director, executive officer, holder of more than 5% of our common stock on an as-converted basis or any member of their immediate family has or will have a direct or indirect material interest.

      Although we do not have a separate conflicts policy, we comply with Delaware law with respect to transactions involving potential conflicts. Delaware law requires that all transactions between us and any director or executive officer are subject to full disclosure and approval of the majority of the disinterested members of our board of directors, approval of the majority of our stockholders or the determination that the contract or transaction is intrinsically fair to us.

Acquisition Agreements

      We were formed in May 2002 for the purpose of acquiring the WellCare group of companies. That acquisition was completed in July 2002, through two transactions. In the first, we acquired our Florida operations, including our Well Care HMO and HealthEase subsidiaries, in a stock purchase from Rupesh Shah, our Senior Vice President, Market Expansion, his spouse, and certain other stockholders, pursuant to a purchase agreement. The purchase price for this transaction consisted of:

•	$50 million in cash;

•	the issuance of a senior subordinated non-negotiable promissory note in the original principal amount of $53 million, subject to adjustments for earnouts and other purchase price adjustments; and

•	warrants to purchase Class B Common Units, which will be converted into 1,774,096 shares of our common stock in our reorganization.

      The purchase price was subject to adjustment, based upon a number of earn-outs and other calculations. In February 2004, the remaining principal amount of the note was fixed at $119.7 million pursuant to the terms of a settlement agreement with the selling stockholders. See “— Amendment and Settlement Agreement.”

      In the second transaction, we acquired The WellCare Management Group, Inc., a publicly-traded holding company and the parent company of our New York and Connecticut operations, by means of a merger of that company into a wholly-owned subsidiary of ours, pursuant to an agreement and plan of merger. The purchase price for this transaction consisted of approximately $7.72 million in cash. Mr. Shah was also a stockholder of The WellCare Management Group prior to the acquisition.

Other Agreements with Selling Stockholders

      In connection with our acquisition of our Florida business pursuant to the purchase agreement, we entered into the following agreements with Mr. Shah and the other selling stockholders:

      Seller Note. As part of the consideration for the acquisition, we issued a senior subordinated promissory note in the original principal amount of $53 million to the stockholder representative on behalf of the stockholders of the Florida business, including Mr. Shah and his spouse. In February 2004, the remaining principal amount of the note was fixed at $119.7 million pursuant to the terms of a settlement agreement with the selling stockholders. See “— Amendment and Settlement Agreement.” Based on the Shahs’ aggregate percentage ownership interest in the Florida business prior to the acquisition, we estimate their interest in the current principal amount of the note to be approximately $5.4 million.

      Warrants. As further consideration for the acquisition, we entered into an equity and warrant agreement with Mr. Shah and two other selling stockholders. Under the equity and warrant agreement, the stockholders were issued warrants to purchase Class B Common Units which will be converted into an aggregate of

1,774,096 shares of our common stock in our reorganization. The warrants were fully exercised in December 2003.

      Investor Rights Agreement. We entered into an investor rights agreement with Mr. Shah and the two other selling stockholders who received warrants under the equity and warrant agreement. Under the investor rights agreement, after this offering the stockholders will have “piggyback” registration rights to include their shares in any registration statement we file on our own behalf (other than for employee benefit plans and other exceptions) or on behalf of other stockholders, subject to other stockholders’ priority rights of registration. The stockholders also have the right to require us to register their shares on Form S-3, if available for such an offering and if the aggregate price of the shares to be sold would be at least $1.0 million, not more than once during any 12-month period. The stockholders would be responsible for the expenses of any such registration on Form S-3. The stockholders also received information rights and a right to participate in some types of sales by us of our equity securities. Those rights will terminate upon the closing of this offering.

      Pledge and Escrow Agreements. As security for our obligations under the seller note, we entered into a pledge agreement with the stockholder representative on behalf of the stockholders of the Florida business, including Mr. Shah and his spouse, pursuant to which we pledged a portion of the shares of capital stock of WellCare Health Plans, Inc. held by us. Currently, 51% of the shares remain subject to the pledge. Upon the payment in full of the note, all of the shares will be released.

      Amendment and Settlement Agreement. In February 2004, we entered into a settlement agreement with Mr. Shah, his spouse and the other selling stockholders that fixed the remaining amount of the seller note at $119.7 million. Under the terms of the settlement agreement, the aggregate indemnification obligations of the selling stockholders under the purchase agreement were reduced, subject to certain exceptions.

      Prepayment Agreement. In May 2004, we entered into a prepayment and amendment agreement with Mr. Shah, his spouse and the other selling stockholders. Under the terms of the prepayment agreement, upon the closing of our new credit facilities we prepaid $85.0 million of the outstanding principal amount of the seller note, and an additional $3.0 million of the outstanding principal amount was forgiven in consideration for the prepayment. The remaining outstanding principal balance of $28.2 million is due on September 15, 2006. A portion of the $85.0 million prepayment was deposited into an escrow account to secure certain indemnification obligations of the stockholders arising under the purchase agreement.

Agreements with SPEI

      Initial Capitalization and Contribution Agreement. We were formed in May 2002 by our equity sponsor, Soros Private Equity Investors LP. At that time, SPEI contributed $1,000 in cash to us in exchange for one Class A Common Unit. In July 2002, in connection with the consummation of the acquisition of the WellCare businesses, SPEI contributed an additional $70.0 million in cash to us, in exchange for additional Class A Common Units, pursuant to a contribution agreement. Under that agreement, we also granted SPEI certain information rights. Those rights will terminate upon the closing of this offering.

      Registration Rights Agreement. We are party to a registration rights agreement with SPEI, Todd Farha and some of our other stockholders, pursuant to which we granted registration rights to those stockholders. Under the agreement, holders of a majority of shares held by SPEI or any of its affiliates may require us to effect the registration of their shares from time to time. In addition, the stockholders party to the agreement have “piggyback” registration rights to include their shares in any registration statement we file on our own behalf (other than for employee benefit plans and other exceptions) or on behalf of other stockholders. We are required to pay all registration expenses in connection with any demand or piggyback registrations. Notwithstanding the other provisions of the agreement, we are not obligated to effect any demand registration within 180 days after the effective date of either:

•	any registration we effect on Form S-1, or any similar “long-form” registration (including this offering); or

•	any other offering in which stockholders party to the agreement were given “piggyback” rights pursuant to the agreement, if the offering includes at least 80% of the number of shares requested by the stockholders to be included.

Reorganization

      In February 2004, upon our incorporation, we issued 100 shares of common stock to WellCare Holdings, LLC in exchange for $1,000.

      In February 2004, the Board of Directors of WellCare Holdings, LLC authorized a plan to reorganize WellCare Holdings, LLC as a corporation, by means of a merger of WellCare Holdings, LLC with and into WellCare Group, Inc. Upon the consummation of the reorganization, which will take place immediately prior to the closing of this offering:

•	assuming an initial public offering price of $15.00 per share, we will issue an aggregate of 29,227,981 shares of common stock in exchange for 23,530,225 Class A Common Units, 2,287,037 Class B Common Units and 4,807,508 Class C Common Units of WellCare Holdings, LLC;

•	all outstanding options issued by WellCare Holdings, LLC will automatically be converted into options to acquire shares of our common stock; and

•	our name will be changed to WellCare Health Plans, Inc.

Equity Sales and Grants

      The executive officers and directors listed below purchased what were, prior to our reorganization as a corporation, our Class A Common Units. As a result of those purchases, those officers and directors were granted, for no additional consideration, a specified number of what were Class C Common Units, subject to vesting restrictions. Upon the completion of our reorganization, all of these units will convert into shares of our common stock, and the vesting restrictions will remain in place. The information below is presented as if our reorganization as a corporation had already occurred at the time the grants were made.

      On September 6, 2002, Todd Farha purchased 12,929 shares, for an aggregate purchase price of $50,000, and was granted 1,559,337 restricted shares.

      On May 30, 2003, Kevin Hickey purchased 12,929 shares, for an aggregate purchase price of $50,000, and was granted 38,786 restricted shares.

      On May 30, 2003, Heath Schiesser purchased 2,586 shares, for an aggregate purchase price of $10,000, and was granted 437,463 restricted shares, pursuant to our 2002 Senior Executive Equity Plan.

      On May 30, 2003, Randall Zomermaand purchased 1,293 shares, for an aggregate purchase price of $5,000, and was granted 77,572 restricted shares, pursuant to our 2002 Senior Executive Equity Plan.

      On May 31, 2003, Thaddeus Bereday purchased 2,586 shares, for an aggregate purchase price of $10,000, and was granted 312,474 restricted shares, pursuant to our 2002 Senior Executive Equity Plan.

      On September 30, 2003, Paul L. Behrens purchased 12,929 shares, for an aggregate purchase price of $50,000, and was granted 437,463 restricted shares, pursuant to our 2002 Senior Executive Equity Plan.

      On September 30, 2003, Regina Herzlinger purchased 12,929 shares, for an aggregate purchase price of $50,000, and was granted 38,786 restricted shares.

      On September 30, 2003, Ruben King-Shaw purchased 12,929 shares, for an aggregate purchase price of $50,000, and was granted 38,786 restricted shares.

      On September 30, 2003, Alif Hourani purchased 12,929 shares, for an aggregate purchase price of $50,000, and was granted 38,786 restricted shares.

Option Grants

      The executive officers and directors listed below were granted options to purchase what were, prior to our reorganization as a corporation, Class A Common Units, subject to vesting over a four-year period. Upon the completion of our reorganization, these options will become exercisable to purchase shares of our common stock, and the vesting restrictions will remain in place. The information below is presented as if our reorganization as a corporation had already occurred at the time the grants were made.

      On September 30, 2003, Rupesh Shah was granted options to purchase 124,115 shares, at a per share exercise price of $3.87.

      On December 31, 2003, Christian Michalik was granted options to purchase 38,786 shares, at a per share exercise price of $6.78.

      On February 6, 2004, Todd Farha was granted options to purchase 77,572 shares, at a per share exercise price of $8.73, pursuant to our 2002 Employee Option Plan.

      On February 6, 2004, Paul Behrens was granted options to purchase 7,757 shares, at a per share exercise price of $8.73, pursuant to our 2002 Employee Option Plan.

      On February 6, 2004, Thaddeus Bereday was granted options to purchase 15,514 shares, at a per share exercise price of $8.73, pursuant to our 2002 Employee Option Plan.

      On February 6, 2004, Heath Schiesser was granted options to purchase 7,757 shares, at a per share exercise price of $8.73, pursuant to our 2002 Employee Option Plan.

      On February 6, 2004, Randall Zomermaand was granted options to purchase 15,514 shares, at a per share exercise price of $8.73, pursuant to our 2002 Employee Option Plan.

      On February 6, 2004, Glen Johnson was granted options to purchase 38,786 shares, at a per share exercise price of $8.73.

Other Agreements

      IntelliClaim. In March 2003, we entered into an agreement with IntelliClaim, Inc., pursuant to which we license software, and obtain maintenance, support and related services, from IntelliClaim. Kevin Hickey, a member of our board of directors, is the Chairman and Chief Executive Officer of IntelliClaim. In 2003, we paid $225,000 in the aggregate to IntelliClaim under this agreement.

      Ruben King-Shaw, Jr. In November 2003, we entered into a consulting agreement with Ruben King-Shaw, Jr., one of our directors, pursuant to which Mr. King-Shaw oversees governmental and regulatory issues for us, including current and proposed federal and state legislation and federal and state government affairs activities. In 2003, we paid $6,000 to Mr. King-Shaw under this agreement.

      Randall Zomermaand. In September 2002, we entered into a consulting agreement with Randall Zomermaand, our Senior Vice President, Health Services. Under the agreement, Mr. Zomermaand provided healthcare consulting services to us relating to our health services area, including quality improvement, utilization management and pharmacy and behavioral health services. In 2003, we paid $66,256 to Mr. Zomermaand under this agreement.

      Employment Agreements. We have entered into employment agreements with some of our executive officers, as described in “Management— Employment Contracts, Termination of Employment and Change-in-Control Arrangements.”

      Indemnification Agreements. We have entered into indemnification agreements with our directors and some of our executive officers, as described in “Management— Limitations on Liability of Directors and Officers and Indemnification.”

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth information regarding the beneficial ownership of our common stock as of June 1, 2004, after giving effect to our reorganization as a corporation and the resultant conversion of all outstanding limited liability company units for shares of our common stock by:

•	each person or entity who is known by us to own beneficially more than 5% of our outstanding common stock;

•	each of our executive officers named in the Summary Compensation Table;

•	each of our directors; and

•	all directors and executive officers as a group.

      In addition, up to 1,100,000 shares of the common stock owned by SPEI may be sold if the underwriters exercise their over-allotment option. No other stockholder is selling common stock as part of this offering.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days after June 1, 2004, are deemed outstanding, while the shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting or investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

      The number and percentage of shares beneficially owned are based on the aggregate of (i) 29,227,981 shares of common stock outstanding as of June 1, 2004, after giving effect to our reorganization as a corporation and the resultant conversion of all outstanding limited liability company units for shares of our common stock and (ii) 7,333,333 shares of common stock issued in this offering.

      Unless otherwise indicated, the principal address of each of the stockholders below is c/o WellCare Health Plans, Inc., 6800 North Dale Mabry Highway, Suite 268, Tampa, Florida 33614.

		Percentage
		Beneficially Owned
	Shares Beneficially
	Owned Prior to	Before	After
Name of Beneficial Owner	the Offering	Offering	Offering

Executive Officers and Directors
Todd S. Farha(1)	1,576,111	5.4%	4.3%
Regina Herzlinger(2)	55,248	*	*
Kevin Hickey(3)	55,321	*	*
Alif Hourani(4)	55,248	*	*
Glen R. Johnson, M.D.	9,109	*	*
Ruben Jose King-Shaw, Jr.(5)	55,248	*	*
Christian P. Michalik(6)	21,366	*	*
Neal Moszkowski(7)	23,172,285	79.3%	63.4%
Paul Behrens(8)	453,925	1.6%	1.2%
Thaddeus Bereday(9)	315,785	1.1%	0.9%
Heath Schiesser(10)	440,774	1.5%	1.2%
Rupesh Shah(11)	402,684	1.4%	1.1%
Randall Zomermaand(12)	79,228	0.3%	0.2%
All directors and officers as a group (15 persons)(13)	26,692,332	91.3%	73.0%
Other 5% Stockholders
Soros Private Equity Investors LP(14)	23,172,285	79.3%	63.4%

 * Denotes less than 1%.

(1)	Includes 519,779 unvested shares and 198,584 shares held by Pinnacle Health Investors, L.L.C., of which Mr. Farha is a member and the sole member of the board of managers. Except as to 2,554 shares with respect to which Mr. Farha has a pecuniary interest, Mr. Farha disclaims beneficial ownership of the shares held by Pinnacle.

(2)	Includes 38,786 unvested shares.

(3)	Includes 24,241 unvested shares.

(4)	Includes 38,786 unvested shares.

(5)	Includes 38,786 unvested shares.

(6)	Includes 10,505 shares issuable upon exercise of options that are exercisable within 60 days of June 1, 2004.

(7)	Represents shares held by Soros Private Equity Investors LP, as described in note (13). Mr. Moszkowski disclaims beneficial ownership of these shares. Mr. Moszkowski’s principal business address is c/o Soros Fund Management LLC, 888 7th Avenue, New York, New York 10106.

(8)	Includes 437,463 unvested shares.

(9)	Includes 195,296 unvested shares.

(10)	Includes 246,073 unvested shares.

(11)	Includes 62,057 shares issuable upon exercise of options that are exercisable within 60 days of June 1, 2004.

(12)	Includes 58,179 unvested shares.

(13)	Includes 322,114 unvested shares and 72,562 shares issuable upon exercise of options that are exercisable within 60 days of June 1, 2004.

(14)	Soros Private Equity Investors LP (“SPEI”) is a Delaware limited partnership. Its general partner is SPEP General Partner LP, a Delaware limited partnership (“SPEP GP LP”). An investment committee of SPEP GP LP exercises exclusive decision-making authority with regard to the acquisition and disposition of, and voting power with respect to, investments by SPEI. SPEP GP LP’s general partner is SPEP General Partner LLC, a Delaware limited liability company, whose managing member is QIH Management Investor, L.P., a Delaware limited partnership, whose sole general partner is QIH Management LLC, a Delaware limited liability company, whose sole managing member is Soros Fund Management LLC, a Delaware limited liability company (“SFM”). George Soros is the Chairman of SFM and, in such capacity, may be deemed to have voting and dispositive power over securities held for the account of SPEI. Each has their principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. If the over-allotment option is exercised in full, SPEI’s ownership percentage will decrease to 60.4%.

DESCRIPTION OF CAPITAL STOCK

      The following description of our common stock and preferred stock and the relevant provisions of our amended and restated certificate of incorporation and amended and restated bylaws as will be in effect upon the closing of this offering are summaries and are qualified by reference to these documents. Forms have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part.

      Upon the closing of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $.01 per share and 20,000,000 shares of preferred stock, par value $.01 per share.

Common Stock

      Immediately following our reorganization as a corporation, there will be 29,227,981 shares of common stock outstanding held of record by 36 stockholders. Based upon the number of shares outstanding as of that date and giving effect to the sale of shares of common stock in this offering, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options after June 1, 2004, there will be approximately 36,561,314 shares of common stock outstanding at the closing of this offering.

      Holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to receive dividends as may be declared from time to time by the board of directors out of funds legally available for the payment of dividends, subject to the preferences that apply to any outstanding preferred stock. See “Dividend Policy.” Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and after giving effect to the liquidation preference of any outstanding preferred stock. The common stock has no preemptive or conversion rights and no additional subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable. The shares issued in this offering will be fully paid and nonassessable.

Preferred Stock

      Our certificate of incorporation authorizes the board of directors, without stockholder action, to designate and issue from time to time shares of preferred stock in one or more series. The board of directors may designate the price, rights, preferences and privileges of the shares of each series of preferred stock, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of common stock until the board of directors determines the specific rights of the preferred stock. However, possible effects of issuing preferred stock with voting and conversion rights include:

•	restricting dividends on common stock;

•	diluting the voting power of common stock;

•	impairing the liquidation rights of the common stock;

•	delaying or preventing a change of control of us without stockholder action; and

•	harming the market price of common stock.

      Upon the closing of this offering, no shares of our preferred stock will be outstanding. We have no present plans to issue any shares of preferred stock.

Registration Rights

      The holders of 25,168,618 shares of common stock, including SPEI, are entitled to demand registration rights requiring us to register the sale of their shares under the Securities Act of 1933, under the terms of an agreement between us and the holders of these shares. The holders of a majority of the shares held by SPEI or its affiliates are entitled to demand that we register their shares under the Securities Act, subject to various limitations. In addition, these holders are entitled to piggyback registration rights with respect to the registration of their shares under the Securities Act, subject to various limitations.

      In addition, the holders of an additional 1,774,096 shares of common stock will be entitled to piggyback registration rights, subject to various limitations. Further, at any time after we become eligible to file a registration statement on Form S-3, these holders may require us to file registration statements on Form S-3 under the Securities Act with respect to their shares of common stock. These registration rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares of common stock held by these holders with registration rights to be included in a registration. We are generally required to bear all of the expenses of all of these registrations, except underwriting discounts and selling commissions. Registration of any of the shares of common stock held by these holders with registration rights would result in shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of such registration.

Delaware Anti-Takeover Law and Provisions in Our Charter and Bylaws

      Delaware Anti-Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law. In general, these provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless the transaction in which the person became an interested stockholder is approved in a manner presented in Section 203 of the Delaware General Corporation Law. Generally, a “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years, did own, 15% or more of a corporation’s voting stock.

      Certificate of Incorporation. Upon the closing of this offering, our certificate of incorporation will provide that:

•	our board of directors may issue, without further action by the stockholders, up to 20,000,000 shares of undesignated preferred stock;

•	any action to be taken by our stockholders must be effected at a duly called annual or special meeting and not by a consent in writing;

•	our board of directors shall be divided into three classes, with each class serving for a term of three years;

•	vacancies on the board, including newly created directorships, can be filled by a majority of the directors then in office; and

•	our directors may be removed only for cause.

      Bylaws. Our bylaws will provide that stockholders seeking to bring business before an annual meeting of stockholders or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice to use in writing. To be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. In the event that the annual meeting is called for a date that is not within 30 days before or 60 days after the anniversary date, in order to be timely notice from the stockholder must be received:

•	not earlier than 120 days prior to the annual meeting of stockholders; and

•	not later than 90 days prior to the annual meeting of stockholders or the tenth day following the date on which notice of the annual meeting was made public.

      In the case of a special meeting of stockholders called for the purpose of electing directors, notice by the stockholder, in order to be timely, must be received:

•	not earlier than 120 days prior to the special meeting; and

•	not later than 90 days prior to the special meeting or the close of business on the tenth day following the day on which public disclosure of the date of the special meeting was made.

      Our bylaws will also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual or special meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders. In addition, our amended and restated certificate of incorporation permits our board of directors to amend or repeal our amended and restated bylaws by majority vote, but requires a two-thirds supermajority vote of stockholders to amend or repeal our amended and restated bylaws.

      The provisions in our certificate of incorporation and our bylaws are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of WellCare. These provisions also are designed to reduce our vulnerability to an unsolicited proposal for a takeover of WellCare that does not contemplate the acquisition of all of its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of WellCare. These provisions, however, could discourage potential acquisition proposals and could delay or prevent a change in control of WellCare. They may also have the effect of preventing changes in our management.

Transfer Agent

      The transfer agent and registrar for our common stock is EquiServe Trust Company, Inc.

Listing

      We have applied to list our common stock on the New York Stock Exchange under the symbol “WCG.”

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there was no market for our common stock. We cannot predict the effect, if any, that the sale of our common stock or the availability of shares of common stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of common stock in the public market following the offering could adversely affect the market price of the common stock and adversely affect our ability to raise capital at a time and on terms favorable to us.

Sale of Restricted Shares

      Upon completion of this offering, we will have 36,561,314 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option. Of these shares of common stock, the 7,333,333 shares of common stock being sold in this offering, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradeable without restriction under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining shares of common stock held by our existing stockholders upon completion of the offering will be “restricted securities,” as that phrase is defined in Rule 144, and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including among others, the exemptions provided by Rule 144, 144(k) or 701 under the Securities Act, which rules are summarized below. Taking into account the lock-up agreements described below and the provisions of Rule 144 additional shares will be available for sale in the public market as follows:

•	353,901 shares will be available for immediate sale on the date of this prospectus in the event stockholders are entitled to tack their respective holding periods of the limited liability company units;

•	27,390,396 shares will be available for sale 180 days after the date of this prospectus, the expiration date for the lock-up agreements, pursuant to Rule 144 in the event stockholders are entitled to tack their respective holding periods of the limited liability company units; or

•	27,848,475 shares will be available for sale on the first anniversary of the date of the prospectus pursuant to Rule 144 in the event stockholders are not entitled to tack their respective holding periods of the limited liability company units.

      In general, under Rule 144 as currently in effect, a person who has beneficially owned shares for at least one year, including an “affiliate,” as that term is defined in the Securities Act, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	one percent of the then outstanding shares of our common stock (approximately 365,613 shares immediately following the offering); or

•	the average weekly trading volume during the four calendar weeks preceding filing of notice of such sale.

      Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. A stockholder who is deemed not to have been an “affiliate” of ours at any time during the 90 days preceding a sale, and who has beneficially owned restricted shares for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the volume, limitations, manner of sale provisions or public information requirements.

      Securities issued in reliance on Rule 701 are also restricted and may be sold by stockholders other than affiliates of ours subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding period requirement.

      All of our affiliates have agreed to further restrict their shares by entering into lock-up arrangements discussed below.

      We have granted options to purchase shares of our common stock under our equity plans. As of June 1, 2004, after giving effect to our reorganization, options to purchase an aggregate of 1,552,794 shares of our common stock were outstanding, of which 96,330 were fully vested and exercisable. An additional 4,573,693 shares were reserved for issuance under our equity incentive plan. We intend to register the shares of common stock issuable or reserved for issuance under our equity plans within 180 days after the date of this prospectus.

Lock-up Arrangements

      Our officers, directors and certain other stockholders have agreed not to sell or otherwise dispose of any shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of Morgan Stanley & Co. Incorporated, on behalf of the underwriters. Upon the expiration of these lock-up agreements, additional shares will be available for sale in the public market.

Registration Rights

      After completion of this offering, the holders of approximately 26,942,714 shares of our common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. See “Description of Capital Stock — Registration Rights.” All holders with registration rights have agreed not to exercise their rights until 180 days following the date of this prospectus without the prior written consent of Morgan Stanley & Co. Incorporated, on behalf of the underwriters.

CERTAIN UNITED STATES TAX CONSEQUENCES

TO NON-UNITED STATES HOLDERS

      The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust, in general, if (i) a U.S. court is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (ii) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a United States person.

      If an entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partnership holding our common stock, or a partner in such a partnership, you should consult your tax advisers.

      An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during the current calendar year and the two immediately preceding calendar years. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income purposes as if they were U.S. citizens.

      This discussion does not consider:

•	U.S. state and local or non-U.S. tax consequences;

•	specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including, if the non-U.S. holder is a partnership, that the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

•	the tax consequences to the stockholders or beneficiaries of a non-U.S. holder;

•	special tax rules that may apply to particular non-U.S. holders, including financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers and traders in securities; or

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment.

      The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following discussion also assumes that a non-U.S. holder holds our common stock as a capital asset. EACH NON-U.S. HOLDER SHOULD CONSULT ITS TAX ADVISER REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

Dividends

      The gross amount of dividends paid to a non-U.S. holder of our common stock ordinarily will be subject to withholding of U.S. federal income tax at a 30% rate, or at a lower rate if an applicable income tax treaty so provides and we have received proper certification of the application of that treaty.

      Dividends that are effectively connected with a non-U.S. holder’s conduct of trade or business in the United States and, if provided in an applicable income tax treaty, attributable to a permanent establishment or fixed base in the United States, are not subject to the U.S. federal withholding tax but instead are taxed in the manner applicable to United States persons. In that case, we will not have to withhold U.S. federal withholding tax provided the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of trade or business in the United States may be subject to a branch profits tax at a 30% rate, or at a lower rate if provided by an applicable income tax treaty.

      Non-U.S. holders should consult their tax advisers regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of the treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

Gain on Disposition of Common Stock

      A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our common stock unless:

•	the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 days or more during the taxable year of the disposition and meets certain other conditions;

•	the gain is effectively connected with the non-U.S. holder’s conduct of trade or business in the United States and, in some instances if an income tax treaty applies, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the period that the non-U.S. holder held our common stock.

We have determined that we are not, and we believe we will not become, a United States real property holding corporation.

      An individual non-U.S. holder described in the first bullet point immediately above is taxed on his gains (including gain from the sale of our common stock, net of applicable U.S. losses incurred on sales or exchanges of other capital assets during the year) at a flat rate of 30%. Other non-U.S. holders who may be subject to U.S. federal income tax on the disposition of our common stock will be taxed on the disposition in the same manner in which citizens or residents of the United States would be taxed.

Federal Estate Tax

      Common stock owned or treated as owned by an individual who is not a U.S. citizen will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise. U.S. federal legislation enacted in the spring of 2001 provides for reductions in the U.S. federal estate tax through 2009 and the elimination of the tax entirely in 2010. Under the legislation, the U.S. federal estate tax would be fully reinstated, as in effect prior to the reductions, in 2011.

Information Reporting and Backup Withholding

      U.S. information reporting requirements and backup withholding tax will not apply to dividends paid on our common stock to a non-U.S. holder, provided that the non-U.S. holder provides a Form W-8BEN (or satisfies certain documentary evidence requirements for establishing that it is not a United States person) or otherwise establishes an exemption.

      Information reporting and backup withholding also generally will not apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a broker if the broker (i) is a United States person, (ii) derives 50% or more of its gross income for certain periods from the conduct of trade or business in the United States, (iii) is a “controlled foreign corporation” as to the United States or (iv) is a foreign partnership that, at any time during its taxable year, is more than 50% (by income or capital interest) owned by United States persons or is engaged in the conduct of a U.S. trade or business, unless in any such case the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment by a U.S. office of a broker of the proceeds of a sale of common stock will be subject to both backup withholding and information reporting unless the holder certifies under penalties of perjury that it is not a United States person or otherwise establishes an exemption.

      NON-U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS REGARDING THE APPLICATION OF THE INFORMATION REPORTING AND BACKUP WITHHOLDING RULES TO THEM.

UNDERWRITERS

      Under the terms and subject to the conditions contained in the underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, SG Cowen & Co., LLC, UBS Securities LLC and Wachovia Capital Markets, LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of common stock indicated below:

Name	Number of Shares

Morgan Stanley & Co. Incorporated
SG Cowen & Co., LLC
UBS Securities LLC
Wachovia Capital Markets, LLC

Total

      The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our common stock offered by this prospectus are subject to the approval of legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

      The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $          a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $          a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,100,000 additional shares of our common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of our common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to limited conditions, to purchase approximately the same percentage of the additional shares of our common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of our common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ over-allotment option is exercised in full, the total price to the public would be $                    , the total underwriters’ discounts and commissions would be $                    , and the total proceeds to us would be $                    .

      We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1,930,200.

      The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our common stock offered by them.

      We have applied for listing of our common stock on the NYSE under the symbol “WCG.” In connection with the listing of the common stock, the underwriters will undertake to sell and distribute the common stock in compliance with the standards of the NYSE.

      Each of us, our directors, executive officers and certain other stockholders has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, each of us will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

      The restrictions described in the preceding paragraph do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	the issuance by us of shares of common stock in connection with our reorganization as a corporation;

•	the grant of options or the issuance of shares of common stock by us to employees, officers, directors, advisors or consultants pursuant to any employee benefit plan described in this prospectus;

•	the filing of any registration statement on Form S-8 in respect of any employee benefit plan described in this prospectus;

•	transaction by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; or

•	certain gratuitous transfers by any person other than us to family member, trusts and/or controlled entities of such person in connection with estate planning or charitable contributions, provided that each transferee also agrees to the restrictions described above.

      In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position in our common stock for their own account. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, in order to cover any over-allotments or to stabilize the price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Finally, the underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing our common stock in the offering, if the syndicate repurchases previously distributed shares of our common stock to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may stabilize or maintain the market price of our common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

      We and the underwriters have each agreed to indemnify each other against specified liabilities, including liabilities under the Securities Act.

      Morgan Stanley Senior Funding, Inc., an affiliate of Morgan Stanley & Co. Incorporated, is one of the financial institutions that provided our new term loan and revolving credit facilities. Wachovia Bank, National Association, an affiliate of Wachovia Capital Markets, LLC, is one of the financial institutions that provided our revolving credit facility. UBS Loan Finance LLC, an affiliate of UBS Securities LLC, and Société Generale, an affiliate of SG Cowen & Co., LLC, are among the financial institutions that provided our term loan.

Directed Share Program

      At our request, the underwriters have reserved for sale, at the initial public offering price, up to approximately 366,667 shares of common stock to our directors, officers, associates, customers and other business associates. The number of shares of common stock available for sale to the general public will be reduced to the extent these parties purchase the reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Pricing of the Offering

      Prior to this offering, there has been no public market for the shares of our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be:

•	future prospects of our company and our industry in general;

•	our record of operations and our current financial position;

•	the experience of our management;

•	sales, earnings and certain of our other financial and operating information in recent periods; and

•	the price-earnings ratios, price-sales ratios, market prices of securities and financial and operating information of companies engaged in activities similar to ours.

VALIDITY

      Greenberg Traurig, LLP, Washington, D.C., will provide WellCare an opinion relating to the validity of the common stock issued in this offering. Attorneys with Greenberg Traurig, LLP hold an aggregate of 1,512 shares and an option for 11,636 shares of our common stock. Cleary, Gottlieb, Steen & Hamilton, New York, New York will provide the underwriters an opinion relating to the validity of the common stock issued in this offering.

EXPERTS

      The financial statements included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

      We have filed with the Commission a registration statement on Form S-1 with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect us and the common stock, reference is made to the registration statement and the exhibits and schedules thereto. You may read and copy any document we file at the Commission’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our SEC filings are also available to the public from the Commission’s Web site at http://www.sec.gov. Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the Commission’s public reference rooms and the Web site of the Commission referred to above.

INDEX TO FINANCIAL STATEMENTS

WELLCARE HOLDINGS, LLC

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of March 31, 2004 (unaudited), December 31, 2003 and 2002	F-3
Consolidated Statements of Income for the three-month periods ended March 31, 2004 and 2003 (unaudited), the year ended December 31, 2003 and five-month period ended December 31, 2002, and Combined Predecessor Statements of Income for the seven-month period ended July 31, 2002 and the year ended December 31, 2001
F-4
Consolidated Statements of Changes in Members’ Equity and Comprehensive Income for the three months ended March 31, 2004 (unaudited), the year ended December 31, 2003 and the period from May 8, 2002 (date of inception) to December 31, 2002, and Combined Predecessor Statements of Changes in Stockholders’ Equity and Comprehensive Income for the seven-month period ended July 31, 2002 and the year ended December 31, 2001
F-5
Consolidated Statements of Cash Flows for the three-month periods ended March 31, 2004 and 2003 (unaudited), the year ended December 31, 2003 and five-month period ended December 31, 2002, and Combined Predecessor Statements of Cash Flows for the seven-month period ended July 31, 2002 and the year ended December 31, 2001
F-6
Notes to Consolidated and Combined Financial Statements	F-7

WELLCARE GROUP, INC.

Report of Independent Registered Public Accounting Firm	F-32
Balance Sheets as of March 31, 2004 (unaudited) and February 9, 2004	F-33
Notes to Financial Statements	F-34

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     The Board of Directors and Members of

     WellCare Holdings, LLC
     Tampa, Florida

      We have audited the accompanying consolidated balance sheets of WellCare Holdings, LLC (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of income, of changes in members’ equity, and of cash flows for the year ended December 31, 2003 and the five-month period ended December 31, 2002, and the combined statements of income, of changes in stockholders’ equity, and of cash flows for the seven-month period ended July 31, 2002 and the year ended December 31, 2001 of The WellCare Management Group, Inc and subsidiaries, Well Care HMO, Inc., HealthEase of Florida, Inc., Comprehensive Health Management, Inc. and Comprehensive Health Management of Florida, L.C.; these companies are under common ownership and common management (the Predecessor). Our audits also included the financial statement schedule listed in the Index at Item 16. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

      We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated and combined financial statements present fairly, in all material respects, the consolidated financial position of WellCare Holdings, LLC as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the year ended December 31, 2003 and the five-month period ended December 31, 2002, and the Predecessor combined results of operations and cash flows for the seven-month period ended July 31, 2002 and the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated and combined financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/S/ DELOITTE & TOUCHE LLP

Tampa, Florida

February 12, 2004, except for Note 15, which is as of June 7, 2004

WELLCARE HOLDINGS, LLC

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except unit data)

				Pro Forma
				Stockholders’
				Equity at
	March 31,	December 31,	December 31,	March 31,
	2004	2003	2002	2004

	(unaudited)			(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$198,799	$237,321	$146,784
Investments	38,930	33,778	69,010
Premiums and other receivables	16,723	12,792	23,088
Prepaid expenses and other current assets	4,398	3,663	2,595
Deferred income taxes	11,977	12,036	8,897

Total current assets	270,827	299,590	250,374
Property and equipment, net	4,752	4,717	4,207
Goodwill	158,725	158,725	117,095
Other intangibles, net	11,498	12,403	16,940
Restricted assets	26,239	21,392	20,683
Deposits	299	280	205

Total Assets	$472,340	$497,107	$409,504

Liabilities and Members’ Equity
Current Liabilities:
Medical benefits payable	$148,403	$148,297	$113,670
Unearned premiums	52,033	76,248	23,664
Accounts payable and accrued expenses	25,155	29,830	29,681
Income taxes payable	3,875	143	9,255
Deferred income taxes	—	1,252	—
Current portion of notes payable to related party	44,672	48,170	21,806
Current portion of long-term debt	—	—	49,654

Total current liabilities	274,138	303,940	247,730
Notes payable to related party	71,568	71,568	84,794
Long-term debt	16,202	16,017	41
Accrued interest	268	1,782	1,252
Deferred income taxes	4,255	3,971	520
Other liabilities	250	252	250

Total liabilities	366,681	397,530	334,587

Commitments and Contingencies (Note 7)
Members’ Equity:
Class A Common Units (23,507,839, 23,507,839 and 23,351,667 units issued and outstanding, no par)	—	—	—
Class B Common Units (No units issued and outstanding, no par)	—	—	—
Class C Common Units (4,807,508, 4,842,508 and 2,093,518 units issued and outstanding, no par)	—	—	—
Common Stock, $0.01 par value (100,000,000 authorized, 29,227,981 and 29,229,645 shares issued and outstanding as at March 31, 2004 and December 31, 2003, respectively), pro forma (unaudited)	—	—	—	292
Preferred Units (No units issued or outstanding)	—	—	—
Paid-in capital	71,642	71,382	70,227	71,350
Retained earnings	34,016	28,194	4,657	34,016
Accumulated other comprehensive income	1	1	33	1

Total members’ equity	105,659	99,577	74,917	105,659

Total Liabilities and Members’ Equity	$472,340	$497,107	$409,504

See notes to consolidated and combined financial statements.

WELLCARE HOLDINGS, LLC

CONSOLIDATED AND COMBINED STATEMENTS OF INCOME

(Dollars in thousands, except per unit data)

			Successor		Predecessor

	Three Months	Three Months		Five-Month	Seven-Month
	Ended	Ended	Year Ended	Period Ended	Period Ended	Year Ended
	March 31,	March 31,	December 31,	December 31,	July 31,	December 31,
	2004	2003	2003	2002	2002	2001

	(unaudited)
Revenues:
Premium	$301,250	$250,626	$1,042,852	$398,653	$517,213	$739,863
Investment income	451	775	2,561	3,038	2,460	8,949
Other	135	156	569	114	359	1,472

Total revenues	301,836	251,557	1,045,982	401,805	520,032	750,284

Expenses:
Medical benefits	251,435	214,017	861,053	341,763	434,924	637,506
Selling, general and administrative	38,450	30,051	134,265	49,118	55,731	88,513
Interest	2,265	1,579	10,172	1,462	1,446	2,860

Total expenses	292,150	245,647	1,005,490	392,343	492,101	728,879

Income before income taxes	9,686	5,910	40,492	9,462	27,931	21,405
Income tax expense	3,864	2,482	16,955	4,805	—	—

Net income	5,822	3,428	23,537	4,657	$27,931	$21,405

Class A common unit yield	(1,571)	(1,448)	(5,997)	(2,356)

Net income attributable to common units	$4,251	$1,980	$17,540	$2,301

Net income attributable per common unit (Note 1):
Net income attributable per common unit — basic	$0.15	$0.07	$0.66	$0.09
Net income attributable per common unit — diluted	$0.13	$0.07	$0.60	$0.08
Pro forma net income attributable per common share — basic (unaudited) (see Note 1)	$0.20		$0.84
Pro forma net income attributable per common share — diluted (unaudited) (see Note 1)	$0.17		$0.77
Pro forma weighted average common shares outstanding — basic (unaudited) (see Note 1)	21,420,625		20,855,914
Pro forma weighted average common shares outstanding — diluted (unaudited) (see Note 1)	24,994,106		22,832,795

See notes to consolidated and combined financial statements.

WELLCARE HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ AND STOCKHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME

(Dollars in thousands, except unit and share data)

				Accumulated
				Other	Total
	Common	Paid-in	Retained	Comprehensive	Stockholders’
	Stock	Capital	Earnings	Income	Equity

Predecessor:
Balance at January 1, 2001	$255	$71,039	$(80,688)	$2,215	$(7,179)
Issuance of common stock					—
Contribution of capital		10,275			10,275
Comprehensive income:
Net income			21,405		21,405
Change in unrealized gain/loss on investments, net of deferred taxes of $243				(2,456)	(2,456)

Comprehensive income					18,949

Balance at December 31, 2001	$255	$81,314	$(59,283)	$(241)	$22,045
Issuance of common stock	96				96
Shareholder withdrawals		(9,209)			(9,209)
Comprehensive income:
Net income			27,931		27,931
Change in unrealized gain/loss on investments, net of deferred taxes of $243				693	693

Comprehensive income					28,624

Balance at July 31, 2002	$351	$72,105	$(31,352)	$452	$41,556

	Common
	Units					Accumulated
	Outstanding					Other	Total
				Paid-in	Retained	Comprehensive	Members’
	Class A	Class B	Class C	Capital	Earnings	Income	Equity

Balance at May 8, 2002 (date of inception)	—	—	—	$—	$—	$—	$—
Issuance of common units	23,351,667		2,093,518	70,227			70,227
Comprehensive income:
Net income					4,657		4,657
Change in unrealized gain/loss on investments, net of deferred taxes of $20						33	33

Comprehensive income							4,690

Balance at December 31, 2002	23,351,667	—	2,093,518	$70,227	$4,657	$33	$74,917
Issuance of common units	174,505	2,287,037	2,910,117	8,152			8,152
Receivables from related parties	(15,000)	(2,287,037)		(6,906)			(6,906)
Purchase of treasury units	(3,333)		(161,127)	(91)			(91)
Comprehensive income:
Net income					23,537		23,537
Change in unrealized gain/loss on investments, net of deferred taxes of $20	—					(32)	(32)

Comprehensive income							23,505

Balance at December 31, 2003	23,507,839	—	4,842,508	$71,382	$28,194	$1	$99,577

(Unaudited)
Issuance of common units	7,386			50			50
Receivable from related party	(7,386)			(50)			(50)
Forfeiture of restricted units			(35,000)	—			—
Equity-based compensation expense				260			260
Comprehensive income:
Net income					5,822		5,822

Comprehensive income							5,822

Balance at March 31, 2004	23,507,839	—	4,807,508	$71,642	$34,016	$1	$105,659

See notes to consolidated and combined financial statements.

WELLCARE HOLDINGS, LLC

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

			Successor		Predecessor

	Three-Month	Three-Month		Five-Month
	Period Ended	Period Ended	Year Ended	Period Ended	Seven-Month	Year Ended
	March 31,	March 31,	December 31,	December 31,	Period Ended	December 31,
	2004	2003	2003	2002	July 31, 2002	2001

	(unaudited)
Cash from operating activities:
Net income	$5,822	$3,428	$23,537	$4,657	$27,931	$21,405
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	1,659	2,732	8,159	3,734	1,239	2,234
Write-off of fixed assets	—	—	—	790	—	—
Realized gains on investments	—	(9)	—	—	—	—
Equity-based compensation expense	260	—	746	172	—	—
Accreted interest	277	—	903	—	—	—
Provision for doubtful receivables	1,416	4,022	4,247	580	—	—
Changes in operating accounts:
Accounts receivable	(231)	4,632	4,302	(4,365)	3,852	(927)
Advances to providers	(3,788)	(1,424)	216	1,089	1,805	(8,268)
Other accounts receivables	(1,328)	372	1,530	315	(2,132)	395
Prepaid expenses and other current assets	(769)	(458)	(1,194)	(1,286)	(121)	575
Deferred income tax asset	59	—	(3,139)	(8,377)	—	—
Claims payable	106	14,082	34,627	2,958	11,363	11,600
Unearned premiums	(24,215)	(22,296)	52,584	22,060	(22,451)	9,613
Accounts payables and other accrued expenses	(4,675)	191	149	18,680	(6,371)	(8)
Accrued interest	(1,514)	1,451	530	1,252	568	2,003
Taxes payable and deferred liability	2,764	(6,487)	(4,409)	9,255	—	—
Other, net	—	(419)	10	755	(1,029)	(414)

Net cash (used in) provided by operations	(24,157)	(183)	122,798	52,269	14,654	38,208
Cash from investing activities:
Purchase of business	—	—	—	9,387	—	—
Proceeds from sale and maturities of investments	48	1,003	10,450	24,474	27,183	22,061
Purchases of investments	(5,201)	(14,513)	(25,012)	(4,399)	(20,761)	(40,205)
Purchases and dispositions of restricted investments	(4,847)	(668)	(709)	(4,395)	(4,237)	(328)
Additions to property and equipment, net	(774)	(1,267)	(3,042)	(53)	(1,495)	(2,252)

Net cash (used in) provided by investing activities	(10,774)	(15,445)	(18,313)	25,014	690	(20,724)
Cash from financing activities:
Shareholder withdrawals	—	—	—	—	(9,209)	—
Contribution of capital	—	—	400	70,055	—	10,275
Proceeds from debt issuance, net	—	15,287	14,568	1,069	—
Payments on debt	(3,591)	(7)	(28,916)	(1,623)	(589)	(3,043)

Net cash (used in) provided by financing activities	(3,591)	15,280	(13,948)	69,501	(9,798)	7,232

Cash and cash equivalents:
(Decrease) increase during period	(38,522)	(348)	90,537	146,784	5,546	24,716
Balance at beginning of period	237,321	146,784	146,784	—	75,414	50,698

Balance at end of period	$198,799	$146,436	$237,321	$146,784	$80,960	$75,414

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION —
Cash paid for taxes	$1,040	$157	$16,101	$1,270	$—	$—

Cash paid for interest	$2,002	$13	$7,416	$—	$—	$—

See notes to consolidated and combined financial statements.

WELLCARE HOLDINGS, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

Three months ended March 31, 2004 (unaudited),
year ended December 31, 2003, five-month period ended December 31, 2002, predecessor seven-month period ended July 31, 2002, and predecessor year ended December 31, 2001

(Dollars in thousands, except unit and per unit data)

1.	ORGANIZATION, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Wellcare Holdings, LLC (the “Company”) is a Delaware limited liability corporation formed on May 8, 2002 (date of inception) for the purpose of acquiring various subsidiaries that operate health plans focused on government programs in various states. The Company began operating on August 1, 2002 in conjunction with the acquisition of its indirect operating subsidiaries and did not have any activity from May 8, 2002 (date of inception) through July 31, 2002. The Company’s direct and indirect subsidiaries are WellCare Health Plans, Inc. (“WHP”); Well Care HMO, Inc. (“WC”) and HealthEase of Florida, Inc. (“HE”), both Florida-licensed health maintenance organizations (“HMOs”); WellCare of New York, Inc. (“WCNY”), a New York-licensed HMO; FirstChoice HealthPlans of Connecticut, Inc. (“FC”), a Connecticut-licensed HMO; The WellCare Management Group, Inc. (“WCMG”), a New York-domiciled holding company; Comprehensive Health Management, Inc. (“CHMI”), a Florida-domiciled third-party administrator (“TPA”); Comprehensive Health Management of Florida, L.C. (“LLC”), a Florida-domiciled limited liability company; WellCare of Louisiana, Inc. (“LA”); WellCare Behavioral Health, Inc. (“BH”); and WellCare Group, Inc. (“WCG”) (collectively, “the Subsidiaries”). WC, HE, WCNY, FC, WCMG, CHMI and LLC are referred to collectively as the “Acquired Subsidiaries.”

      Through its operating subsidiaries, the Company provides managed care programs and related benefits to over 581,000 individuals under Medicaid, Medicare and other state sponsored children and family health insurance programs. Through its indirect subsidiaries, the Company operates HMOs in the states of Florida, New York and Connecticut. LA has applied for a HMO license in Louisiana and plans to begin its start-up operations in that state during late 2004.

     Basis of Presentation

      The Acquired Subsidiaries, as they existed under common control prior to their July 31, 2002 acquisition by WHP, are referred to collectively as “Predecessor.” The Company, as it existed on and after July 31, 2002, is referred to as the “Company” or “Successor.”

      The consolidated balance sheets, statements of income, changes in members’ equity and comprehensive income and cash flows include the accounts of the Successor and all of its subsidiaries. Significant intercompany accounts and transactions have been eliminated.

      The combined balance sheets, statements of income, changes in stockholders’ equity and comprehensive income and cash flows include all of the accounts of the Predecessor prior to the July 31, 2002 acquisition of the Acquired Subsidiaries. Significant intercompany accounts and transactions have been eliminated.

      The accompanying Predecessor’s historical combined financial statements for the periods ended July 31, 2002 and prior represent the financial position and corporate structure as of the dates indicated. The Predecessor’s historical combined financial statements do not reflect the effects of the Company’s new capital structure (debt and equity), C Corporation tax structure (previously an S Corporation), purchase accounting as a result of the acquisition of the Acquired Subsidiaries, and accounting for the acquired intangible assets and goodwill.

WELLCARE HOLDINGS, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

      The following table describes the periods presented in these consolidated and combined financial statements and related notes thereto:

Period	Referred to as:

Consolidated results for the Successor from January 1, 2004 through March 31, 2004	“Three-month period ended March 31, 2004”
Consolidated results for the Successor from January 1, 2003 through December 31, 2003	“Year ended December 31, 2003”
Consolidated results for the Successor from January 1, 2003 through March 31, 2003	“Three-month period ended March 31, 2003”
Consolidated results for the Successor from August 1, 2002 through December 31, 2002	“Five-month period ended December 31, 2002”
Combined results for the Predecessor from January 1, 2002 through July 31, 2002	“Predecessor seven-month period ended July 31, 2002”
Combined results for the Predecessor from January 1, 2002 through July 31, 2002 and results for the Successor from August 1, 2002 through December 31, 2002	“Combined year ended December 31, 2002”
Combined results for the Predecessor from January 1, 2001 through December 31, 2001	“Predecessor year ended December 31, 2001”

     Use of Estimates

      The consolidated and combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated and combined financial statements and accompanying notes. These estimates are based on knowledge of current events and anticipated future events and accordingly, actual results may differ from those estimates.

     Cash and Cash Equivalents

      Cash and cash equivalents include cash and short-term investments with original maturities of three months or less. These amounts are recorded at cost, which approximates fair value.

     Investments

      The Company’s investments are classified as available-for-sale securities and are reported at fair value based on quoted market prices. Unrealized gains and losses on available-for-sale securities are excluded from earnings and are reported as a separate component of members’ and stockholders’ equity as accumulated other comprehensive income, net of income tax effects. The Company evaluates securities for other-than-temporary impairment on a periodic basis and principally considers the type of security, the severity of the decline in fair value and the duration of the decline in fair value in determining whether a security’s decline in fair value is other-than-temporary. Realized gains and losses from the sale or write-down for other-than-temporary impairments of available-for-sale debt and equity securities are calculated using the specific identification method.

WELLCARE HOLDINGS, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

     Restricted Assets

      Restricted assets consist of cash, cash equivalents, and investments required by various state statutes to be deposited or pledged to state agencies. At March 31, 2004, December 31, 2003 and 2002, all restricted assets consisted of cash and cash equivalents. Restricted assets are classified as long-term, regardless of the contractual maturity date due to the nature of the states’ requirements.

     Premiums and Other Receivables, Net

      Premiums and other receivables consist of premiums due from federal and state agencies. Additionally, premiums and other receivables consist of amounts advanced to hospitals that are under contract with the Company to provide medical services to members. Such advances provided funding to these providers for medical benefits payable. The Company’s allowance for uncollectible premiums and other receivables was approximately $6,243 (unaudited), $4,827 and $580 at March 31, 2004, December 31, 2003 and 2002, respectively.

     Property and Equipment

      Property and equipment is stated at cost, less accumulated depreciation. Depreciation for financial reporting purposes is computed using the straight-line method over the estimated useful lives of the related assets, which is five years for computer equipment and software and five years for furniture and other equipment. Maintenance and repairs are charged to operating expense when incurred. Major improvements that extend the lives of the assets are capitalized. On an on-going basis, the Company reviews events or changes in circumstances that may indicate that the carrying value of an asset may not be recoverable. If the carrying value of an asset exceeds the sum of estimated undiscounted future cash flows, then an impairment loss is recognized in the current period for the difference between estimated fair value and carrying value.

     Goodwill and Intangible Assets

      Goodwill represents the excess of the cost over the fair market value of net assets acquired. The Company’s intangible assets were obtained as a result of its acquisitions of the Acquired Subsidiaries and include provider networks, membership contracts, trademark, noncompete agreements, state contracts, licenses and permits. The Company’s intangible assets are amortized over their estimated useful lives ranging from one to 26 years.

      The Company reviews goodwill and intangible assets for impairment at least annually or sooner if events or changes in circumstances occur that may affect the estimated useful life or the recoverability of the remaining balance of goodwill. The Company’s management has selected the third quarter for its annual impairment test, which generally coincides with the finalization of state and federal negotiations and our initial budgeting process. During the third quarter ended September 30, 2003, management assessed the earnings forecast for its two reporting units and concluded that the fair value of the individual reporting units, based upon the expected present value of future cash flows and other qualitative factors, was in excess of net assets of each reporting unit. As of March 31, 2004, management believes that there are no indicators of impairment to the value of goodwill or intangible assets.

      The purchase of the Acquired Subsidiaries was partially financed through a contingent note (“Seller Note”) due to the former stockholders of WC, HE, CHMI and LLC (collectively the “Florida Companies”). As more fully described in Note 6, the principal amount of the Seller Note was subject to adjustment for various contingencies including the capital of various subsidiaries, the actual medical benefits payable of certain subsidiaries and the earnings (or losses) of certain subsidiaries and other potential indemnification claims under the purchase agreement. Adjustments to the Seller Note resulted in changes in the purchase price and the amount of goodwill acquired. The Company entered into a settlement agreement in February

WELLCARE HOLDINGS, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

2004, which fixed the amount of the Seller Note and finalized the settlement of all purchase price adjustments.

      The aggregate amount of goodwill acquired in 2002 was $117,064 and was increased in 2003 by $41,630 to account for the aforementioned purchase price adjustment. Goodwill was assigned to its two reporting units, which are also its reporting segments. At December 31, 2003, goodwill of $78,339 was assigned to the Medicare reporting unit and $80,386 was assigned to the Medicaid reporting unit. The purchase price adjustment during 2003 was assigned to each unit based upon the corresponding impact of the Seller Note adjustments. The Company had no impairment losses or any write-offs of goodwill related to dispositions during 2004, 2003 or 2002.

     Medical Benefits

      The Company contracts with various healthcare providers for the provision of certain medical care services to its members and generally compensates those providers on a fee-for-service basis or pursuant to certain risk-sharing arrangements. Medical benefits expense consists of capitation expenses and health benefit claims. Capitation represents fixed payments on a per member per month basis to participating physicians and other medical specialists, as compensation for providing comprehensive health services. Participating physician capitation payments for the year ended December 31, 2003, five-month period ended December 31, 2002, seven-month period ended July 31, 2002, year ended December 31, 2001 were 11%, 10%, 10% and 10%, respectively, of total medical benefits expense.

      Medical benefits payables consist primarily of liabilities established for reported and unreported claims and accrued capitation fees and adjustments, which are unpaid as of the balance sheet date, and contractual liabilities under risk sharing arrangements established through an estimation process utilizing company-specific, industry-wide, and general economic information and data. The estimation process also involves continuous monitoring and evaluation of the submission, adjudication, and payment cycles of claims. The Company’s year-end medical benefits payable is substantially satisfied through claims payment in the subsequent year. The Company estimates ultimate claims based upon historical experience and other available information as well as assumptions about emerging trends, which vary by business segment. Significant assumptions used in the estimation process include trends in benefit costs, seasonality, changes in member demographics, utilization, provider contract terms and reimbursement strategies, frequency and severity of claims incurred, known and adjudicated claims and changes in the timing of the reporting of claims. Additionally, as part of the review, the Company estimates and accrues for the costs necessary to process unpaid claims.

      The Company records reserves for estimated referral claims related to medical groups under contract with the Company who are financially troubled or insolvent and who may not be able to honor their obligations for the costs of medical services provided by other providers. In these instances, the Company may be required to honor these obligations for legal or business reasons. Based on the Company’s current assessment of providers under contract with the Company, such losses are not expected to be significant.

      Due to the numerous factors influencing this liability, the Company develops a series of estimates based upon generally accepted actuarial projection methodologies using various scenarios with respect to claim submission and payment patterns and cost trends. The Company’s policy is to record management’s best estimate of medical and other benefits payable that adequately provides for future payments of claims incurred but not paid under moderately adverse conditions. Deviations, whether positive or negative, between actual experience and estimates used to establish the liability are recorded in the period of claim payment on a consistent basis. The Company continually monitors the reasonableness of the assumptions and judgments used in prior estimates by comparison with actual claim patterns and considers this information in future estimates.

WELLCARE HOLDINGS, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

      Medical and other benefits paid can also be significantly impacted by outcomes from court decisions, interpretations by regulatory authorities, and legislative changes involving healthcare matters. As a result, amounts ultimately paid may differ from initial estimates that did not consider such outcomes, interpretations and changes.

     Premium Deficiency Reserves

      Premium deficiency reserves are recognized when it is probable that the future costs associated with a group of existing contracts will exceed the anticipated future premiums, investment income and stop-loss reinsurance recoveries on those contracts. For purposes of determining whether a premium deficiency exists, contracts are grouped in a manner consistent with the Company’s method of acquiring, servicing and measuring profitability of such contracts. At March 31, 2004, December 31, 2003 and 2002, the Company recorded premium deficiency reserves of $500 (unaudited), $500 and $1,875, respectively.

     Income Taxes

      Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recognized when, based on available evidence, it is more likely than not that the deferred tax assets may not be realized.

     Revenue Recognition

      The Company generally receives premiums in advance of providing services, and recognizes premium revenue during the period in which the Company is obligated to provide services to its members. Premiums are billed monthly for coverage in the following month and are recognized as revenue in the month for which insurance coverage is provided. Premiums collected in advance are deferred and reported as unearned premiums in the accompanying Consolidated Balance Sheet. Any amounts that have not been received by the end of the period remain on the balance sheet classified as premium receivables.

     Reinsurance

      Certain premiums and medical benefits are ceded to other insurance companies under various reinsurance agreements. The ceded reinsurance agreements provide the Company with increased capacity to write larger risks and maintain its exposure to loss within its capital resources. The Company is contingently liable in the event that the reinsurers do not meet their contractual obligations.

      Reinsurance premiums and medical benefits are accounted for consistently with the accounting for the original policies issued and other terms of the reinsurance contracts. The Company had payments of $2,724, $1,071, $1,616 and $3,337, respectively, for the year ended December 31, 2003, the five-month period ended December 31, 2002, the Predecessor seven-month period ended July 31, 2002 and the Predecessor year ended December 31, 2001. The Company had recoveries of $715, $985, $1,751 and $1,700, respectively, for the year ended December 31, 2003, the five-month period ended December 31, 2002, the Predecessor seven-month period ended July 31, 2002 and the Predecessor year ended December 31, 2001.

     Member Acquisition Costs

      Member acquisition costs consist of both internal and external agent commissions, policy issuance and other administrative costs that the Company incurs to acquire new members. The Company does not defer member acquisition costs. Member acquisition costs are expensed in the period in which they are incurred.

WELLCARE HOLDINGS, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

     Recapitalization

      In February 2004, the Company’s Board of Directors authorized a plan to reorganize the Company as a corporation by means of a merger of the Company with and into WCG, a wholly-owned subsidiary of the Company, in connection with a planned initial public offering of the reorganized Company’s common stock.

     Unit-Based Compensation

      The Company has two equity-based employee compensation plans, which are described more fully in Note 8. The Company accounts for these plans under the recognition and measurement principles (the intrinsic-value method) prescribed in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Compensation cost for unit options is reflected in net income and is measured as the excess of the market price of the Company’s unit at the date of grant over the amount an employee must pay to acquire the unit.

      In December 2002, SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” was issued. SFAS No. 148 provides alternative methods of transition to the fair value method of accounting for equity-based employee compensation. It also amends and expands the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, “Interim Financial Reporting,” to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to equity-based employee compensation on reported net income and earnings per stock in annual and interim financial statements. While SFAS No. 148 does not require companies to account for employee equity options using the fair-value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with equity-based employee compensation, regardless of whether they account for that compensation using the fair-value method of SFAS No. 123 or the intrinsic-value method of APB Opinion No. 25. The Company has adopted the disclosure requirements of SFAS No. 148.

WELLCARE HOLDINGS, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

      The following table illustrates the effect on net income and net income attributable to common units if the Company had applied the fair value recognition provisions to equity-based employee compensation.

	Three Months	Three Months		Five-Month
	Ended	Ended	Year Ended	Period Ended
	March 31,	March 31,	December 31,	December 31,
	2004	2003	2003	2002

	(unaudited)
Net income, as reported	$5,822	$3,428	$23,537	$4,657
Reconciling items (net of tax effects):
Add: equity-based employee compensation expense determined under the intrinsic-value based method for all awards	154	1	434	4
Deduct: equity-based employee compensation expense determined under the fair-value based method for all awards	(487)	(1)	(819)	(4)

Net adjustment	(333)	—	(385)	—

Net income, as adjusted	5,489	3,428	23,152	4,657
Class A common unit yield	(1,571)	(1,448)	(5,997)	(2,356)

Net income attributable to common units	$3,918	$1,980	$17,155	$2,301

Net income attributable per common unit:
Basic-as reported	$0.15	$0.07	$0.66	$0.09
Basic-as adjusted	$0.14	$0.07	$0.65	$0.09
Diluted-as reported	$0.13	$0.07	$0.60	$0.08
Diluted-as adjusted	$0.12	$0.07	$0.58	$0.08

      The Predecessor seven-month period ended July 31, 2002 and the Predecessor year ended December 31, 2001 did not have any equity-based employee compensation and as a result, those periods are not displayed in the table above.

     Net Income Attributable Per Unit and Unaudited Pro Forma Per Share

      Basic net income attributable per unit is computed by dividing the net income less the Class A common unit yield for the period by the weighted average number of units outstanding during the period, less units outstanding that are unvested and subject to provisions that allow the Company to repurchase units at its sole discretion. Diluted net income attributable per unit is computed by dividing the net income for the period less the Class A common unit yield by the weighted average number of units outstanding during the period, including the unvested units that are subject to provisions that allow the Company to repurchase units at its sole discretion.

      Unaudited pro forma net income per share is computed using the weighted average number of common shares outstanding, including the pro forma effects of automatic conversion of all outstanding common units into shares of the Company’s common stock effective upon the assumed closing of the Company’s proposed initial public offering. The Company’s historical capital structure is not indicative of its prospective structure due to the automatic conversion of all units into common stock concurrent with the closing of the Company’s anticipated initial public offering. Accordingly, historical basic and diluted net income attributable per

WELLCARE HOLDINGS, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

common unit should not be used as an indicator of the future earnings per common share. The unaudited pro forma information in the balance sheet assumes conversion of all outstanding units of the Company into shares of WellCare Group, Inc. common stock resulting from the completion of the proposed initial public offering as if it had occurred at March 31, 2004.

      The following table presents the calculation of net income attributable per common units— basic and diluted:

			Successor

	Three Months	Three Months		Five-Month
	Ended	Ended	Year ended	Period ended
	March 31,	March 31,	December 31,	December 31,
	2004	2003	2003	2002

	(unaudited)
Numerator:
Net income — basic and diluted	$5,822	$3,428	$23,537	$4,657
Class A Common unit yield	(1,571)	(1,448)	(5,997)	(2,356)

Net income attributable to common unit	$4,251	$1,980	$17,540	$2,301

Denominator
Weighted average units outstanding — basic	27,613,922	26,476,520	26,398,962	25,752,459
Adjustments for unvested outstanding Class C Common units	4,606,674	1,255,702	3,039,250	1,486,778

Weighted average units outstanding — diluted	32,220,596	27,732,222	29,438,212	27,239,237

Pro forma weighted average shares outstanding — basic (unaudited)	21,420,625	19,296,836	20,855,914	20,267,078

Pro forma weighted average shares outstanding — diluted (unaudited)	24,994,106	20,176,204	22,832,795	21,129,975

Net income attributable per common unit:
Net income attributable per unit — basic	$0.15	$0.07	$0.66	$0.09
Net income attributable per unit — diluted	$0.13	$0.07	$0.60	$0.08
Pro forma net income attributable per common share — basic (unaudited)	$0.20	$0.10	$0.84	$0.11
Pro forma net income attributable per common share — diluted (unaudited)	$0.17	$0.10	$0.77	$0.11

     Accumulated Other Comprehensive Income

      Accumulated other comprehensive income consists of gains and losses that are not recorded in the statements of income but instead are recorded directly to members’ and stockholders’ equity. The Company’s components of accumulated other comprehensive income include net unrealized gain (loss) on available-for-sale securities, net of tax.

WELLCARE HOLDINGS, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

     Concentrations

      The operations of the Company’s subsidiaries in Florida represent a significant concentration of the Company’s revenues. The following table illustrates the Company’s Florida subsidiaries’ revenue as a percentage of the revenue for each segment and in total.

	Successor		Predecessor

		Five-Month	Seven-Month
	Year Ended	Period Ended	Period Ended	Year Ended
	December 31,	December 31,	July, 31	December 31,
	2003	2002	2002	2001

Medicare	27%	29%	31%	29%
Medicaid	59%	57%	54%	51%

Total	86%	86%	85%	80%

      The Company expects that the Florida Subsidiaries’ Medicare and Medicaid contracts, which expire on various dates between June 2004 and September 2005, will be renewed. The Company’s operating results could be significantly constrained in the event that the compensation provided under its Florida Subsidiaries’ Medicare and Medicaid contracts is inadequate to fund medical benefits expense or in the event that these contracts are not renewed.

     Fair Value Information

      The Company’s Consolidated Balance Sheets include the following financial instruments: cash and cash equivalents, receivables, investments, accounts payable, medical benefits payable, and notes payable. The carrying amounts of current assets and liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization. The carrying value of the notes payable to related party is estimated by management to approximate fair value based upon the term, nature of the obligation and the arms-length negotiations conducted during the purchase transaction. The carrying value of other long-term debt obligations approximates their fair value based on borrowing rates currently available to the Company for instruments with similar terms and remaining maturities.

     Recent Accounting Pronouncements

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force (“EITF”) Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires recognition of the liability for costs associated with an exit or disposal activity when a company exits a facility, whereas under EITF Issue No. 94-3, a liability for an exit cost is recognized at the date a company commits to an exit plan. In addition, SFAS No. 146 establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs, as well as the amounts recognized. Application of SFAS No. 146 was required for restructuring activities initiated after December 31, 2002. Adoption of this standard did not impact the Company’s financial statements.

      In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others — an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34.” The interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the

WELLCARE HOLDINGS, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. In general, the interpretation applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying obligation that is related to an asset, liability or an equity security of the guaranteed party. The initial recognition and measurement provisions of the interpretation apply to guarantees issued or modified after December 31, 2002. The adoption of this interpretation in fiscal 2003 did not have an impact on the Company’s financial statements.

      In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities.” This interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” addresses consolidation by business enterprises of variable interest entities (“VIEs”) when the VIEs either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) the equity investors lack an essential characteristic of a controlling financial interest. As of March 31, 2004, the Company does not have any entities that require disclosure or new consolidation as a result of adopting the provisions of FASB Interpretation No. 46 (unaudited).

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS No. 150 requires that certain financial instruments, including mandatorily redeemable financial instruments, be classified as liabilities. For existing financial instruments, the standard is applicable for the first quarter beginning after June 15, 2003. The adoption of SFAS No. 150 has not impacted the Company’s financial statements.

     Interim Financial Statements

      The financial statements of the Company for the interim periods presented are unaudited, but, in the opinion of the Company’s management, reflect adjustments (consisting only of normal recurring adjustments), which the Company considers necessary for the fair presentation of the financial position and results of operations and cash flows for the interim periods presented. The interim financial statements included herein have been prepared in accordance with generally accepted accounting principles and the instructions to Rule 10-01 of Regulation S-X. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. Results for the interim periods presented are not necessarily indicative of results that may be expected for the entire year or any other interim period.

     Reclassifications

      Certain 2003, 2002, and 2001 amounts have been reclassified to conform to their 2004 financial statement presentation.

2.     BUSINESS ACQUISITION

      On July 31, 2002, the Company acquired (directly or indirectly) 100 percent of the outstanding stock or other ownership interests of the Acquired Subsidiaries. The results of the Acquired Subsidiaries’ operations have been included in the consolidated financial statements since that date.

      The aggregate purchase price was estimated to be $170,060, including cash compensation of $57,719, the Seller Note, which had an initial principal amount of $53,000 and management’s anticipated contingent consideration of $54,343, for an aggregate principal amount of $107,343 (see Note 6), transaction expenses of $4,748, and a warrant to purchase 2,287,037 Class B Common Units at an adjusted purchase price of $3.00 per unit (see Note 8) with an estimated value of $250. The valuation of the warrants was made utilizing Black-Scholes valuation model. Significant assumptions utilized were: dividend yield of 0%; expected term of one year; risk-free interest rate of 1.8%; and an expected volatility of 50.2%.

WELLCARE HOLDINGS, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, July 31, 2002. Because the value of the Seller Note was contingent upon various factors, the amount of goodwill was subject to future adjustment.

Cash, cash equivalents and investments	$167,313
Premiums receivable and advances to providers	15,548
Restricted investments	16,023
Property and equipment and other assets	11,921
Intangible assets	19,970
Goodwill	117,064

Total assets acquired	347,839

Claims payable	(109,054)
Short-term debt and other liabilities	(68,725)

Total liabilities assumed	(177,779)

Net assets acquired	$170,060

      The premium paid for the assets and liabilities of the Acquired Subsidiaries was largely due to management’s expectation that (i) the purchase of the Acquired Subsidiaries would provide the Company with an immediate competitive position in Florida, New York and Connecticut, (ii) the Company would be able to realize savings related to the opportunity costs and lost profits that would have to be incurred to obtain an HMO license in each state and to enter into Medicaid and Medicare contracts, and (iii) the Company would obtain synergies not attributable to a specific asset, such as administrative cost savings realizable as a result of having a fully operational, experienced third party administrator.

      The acquisition was accounted for under the provisions of Internal Revenue Code Section 338(h)10, thus management believes the entire goodwill balance of $117,064 is expected to be deductible for tax purposes.

      The Seller Note contained the following contingencies and adjustments that were to be established at or around September 15, 2003 and 2004, in each case in accordance with the definitions and procedures set forth in the purchase agreement for the acquisition of the Florida Companies (“purchase agreement”):

Florida HMO Capital Adjustment—the Seller Note was adjusted for the difference between aggregate actual and required capital at HE and WC at July 31, 2002, as determined in accordance with statutory accounting principles.

Medical Benefits Payable—the Seller Note was adjusted for any deficiency between aggregate estimated and actual medical benefits payable at WCNY and FC at June 30, 2002.

CHMI Capital Adjustment—the Seller Note was adjusted for the difference between CHMI’s actual net worth and $1,000 at July 31, 2002.

Medicare Adjustment—the Seller Note was adjusted for 3.25 times Medicare earnings, as defined in the purchase agreement, for the period January 1, 2002 through December 31, 2002.

Commercial Adjustment—the Seller Note was adjusted for commercial earnings or losses, as defined in the purchase agreement, for the period January 1, 2002 through December 31, 2002.

      In addition, the Seller Note is subject to adjustment based on the Company’s claims for indemnification arising under the purchase agreement.

WELLCARE HOLDINGS, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

      The following is a summary of the acquired intangible assets resulting from the business acquisition as of December 31, 2003 and 2002:

			December 31,

	March 31, 2004		2003		2002

	Gross		Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization	Amount	Amortization

	(unaudited)
Provider network	$3,800	($1,718)	$3,800	($1,274)	$3,800	($375)
Membership contracts	6,000	(5,080)	6,000	(4,870)	6,000	(2,237)
Trademark	6,500	(778)	6,500	(661)	6,500	(194)
Noncompete agreements	2,500	(767)	2,500	(652)	2,500	(192)
Licenses and permits	985	(109)	985	(93)	985	(27)
State contracts	185	(20)	185	(17)	185	(5)

	$19,970	($8,472)	$19,970	($7,567)	$19,970	($3,030)

      Amortization expense for the three months ended March 31, 2004, the year ended December 31, 2003, and the five-month period ended December 31, 2002 was $905 (unaudited), $4,537 and $3,030, respectively. The Company did not have any amortization expense for the predecessor seven-month period ended July 31, 2002 or for the predecessor year ended December 31, 2001. Amortization expense expected to be recognized during fiscal years subsequent to March 31, 2004 is as follows:

2004 (remaining nine months)	$1,544
2005	1,486
2006	1,195
2007	1,004
2008	735
2009 and thereafter	5,534

$11,498

      The weighted-average amortization periods of the acquired intangible assets resulting from the business acquisition are as follows:

Weighted-Average
Amortization
Period
(In Years)

Provider network	8.94
Membership contracts	3.42
Trademark	15.00
Noncompete agreements	5.00
Licenses and permits	15.00
State contracts	15.00
Total intangibles	10.74

      The following unaudited pro forma financial information is presented for illustrative purposes only, to give effect to the acquisition of the Acquired Subsidiaries as if it had been completed on January 1, 2001, and is not

WELLCARE HOLDINGS, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

necessarily indicative of the operating results that would have actually occurred had the acquisition been completed on that date, nor are they indicative of future operating results.

	Pro forma Combined
	Year ended December 31,

	2002	2001
	(unaudited)	(unaudited)

Revenues	$921,837	$750,284
Income before income taxes	27,670	13,062
Net income	16,325	7,707
Class A common unit yield	(6,246)	(5,770)

Net income attributable to common units	$10,079	$1,937

Net income attributable per common unit — basic	$0.38	$0.07
Net income attributable per common unit — diluted	$0.34	$0.07
Weighted average units outstanding — basic	26,398,962	26,398,962
Weighted average units outstanding — diluted	29,438,212	29,438,212

3.     INVESTMENTS

      The amortized cost and estimated fair values of investments are as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
March 31, 2004	Cost	Gains	Losses	Fair Value

(unaudited)
Available for sale:
Certificates of deposit	$38,929	$1	—	$38,930

December 31, 2003

Available for sale:
Certificates of deposit	$33,777	$1	—	$33,778

December 31, 2002

Available for sale:
Fixed maturities:
U.S. Treasury securities	$25,384	$34	—	$25,418
U.S. Government agency securities	9,972	19	—	9,991
Certificates of deposit	33,601	—	—	33,601

	$68,957	$53	—	$69,010

      All of the Company’s investments at March 31, 2004, December 31, 2003 and 2002 are due within one year.

WELLCARE HOLDINGS, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

4.     PROPERTY AND EQUIPMENT

      Property and equipment is summarized as follows:

		December 31,
	March 31,
	2004	2003	2002

	(unaudited)
Land	$42	$42	$42
Leasehold improvements	2,991	2,991	2,987
Computer equipment and software	4,174	3,570	1,626
Furniture and other equipment	3,540	3,389	2,295

	10,747	9,992	6,950
Less accumulated depreciation	(5,995)	(5,275)	(2,743)

	$4,752	$4,717	$4,207

      The Company recognized depreciation expense on property and equipment of $738 (unaudited), $2,547, $703, $1,239 and $2,192 for the three-month period ended March 31, 2004, the year ended December 31, 2003, the five-month period ended December 31, 2002, the predecessor seven-month period ended July 31, 2002 and the predecessor year ended December 31, 2001, respectively.

      The Company committed to a plan to exit its current corporate office in November 2003. All leasehold improvements, which will remain with the lessor, were assigned a remaining useful of eight months to coincide with the planned exit date. This change in estimate resulted in an increase to depreciation expense of approximately $1,019 for the year ended December 31, 2003.

5.     MEDICAL BENEFITS PAYABLE

      The following table provides a reconciliation of the beginning and ending balance of medical benefits payable for the following periods:

	Successor		Predecessor

		Five-Month	Seven-Month
	Year Ended	Period Ended	Period Ended	Year Ended
	December 31,	December 31,	July 31,	December 31,
	2003	2002	2002	2001

Balances as of beginning of period	$113,670	$109,054	$98,314	$86,714

Medical benefits incurred related to:
Current period	884,703	348,079	436,444	634,726
Prior periods	(23,650)	(6,316)	(1,520)	2,780

Total	861,053	341,763	434,924	637,506

Medical benefits paid related to:
Current period	(751,826)	(249,076)	(335,938)	(538,505)
Prior periods	(74,600)	(88,071)	(88,246)	(87,401)

Total	(826,426)	(337,147)	(424,184)	(625,906)

Balances as of end of period	$148,297	$113,670	$109,054	$98,314

      Medical benefits payable recorded at December 31, 2002 developed favorably by approximately $23,650. This favorable development was primarily due to realized medical benefits expense trends that were less than initially assumed trends. The Company initially assumed a medical benefits expense trend increase of 7.8%

WELLCARE HOLDINGS, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

and a decrease of 4.1% for the Medicaid and Medicare segments, respectively, at December 31, 2002. Based upon payments made subsequent to December 31, 2002, for dates of service prior to December 31, 2002, the realized trends were an increase of 4.5% for the Medicaid segment and a decrease of 5.4% for the Medicare segment. The difference between the assumed and the realized trends account for approximately $15,000 and $3,500 of favorable development for the Medicaid and Medicare segments, respectively. Medical benefits payable at July 31, 2002 and December 31, 2001 developed favorably by $6,316 and $1,500, respectively, due primarily to lower utilization of medical services than anticipated. Medical benefits payable at December 31, 2000 developed unfavorably in the subsequent period by $2,800, due primarily to higher than expected utilization of services and unit costs.

6.     DEBT

      The Company’s outstanding debt at March 31, 2004, December 31, 2003 and 2002 consists of the following:

	Related Party			Other

	March 31,	December 31,		March 31,	December 31,
	2004	2003	2002	2004	2003	2002

	(unaudited)			(unaudited)
Line of credit	$—	$—	$—	$—	$—	$—
Note payable	116,240	119,738	106,600	16,179	15,903	—
Short-term margin payable	—	—	—	—	—	49,579
Other	—	—	—	23	114	116

Total	116,240	119,738	106,600	16,202	16,017	49,695
Less: current portion of long-term debt	(44,672)	(48,170)	(21,806)	—	—	(49,654)

	$71,568	$71,568	$84,794	$16,202	$16,017	$41

  Line of Credit

      The Company obtained a $15,000 senior credit facility with an unaffiliated bank in March 2003. The facility has a floating interest rate based on the one month Eurodollar rate and requires payment of any borrowings on the facility at its maturity date in March 2005. During the three months ended March 31, 2004 and the year ended December 31, 2003, no draws on the line of credit occurred. Additionally, the line of credit has certain financial and non-financial covenants which the Company was in compliance with at March 31, 2004 (unaudited) and December 31, 2003.

  Note Payable

      In March 2003, a Subsidiary of the Company also issued senior discount notes with a principal amount at maturity of $21,615. These notes bear interest at 8% and mature in March 2009. The Company received approximately $15,000 from the issuance (prior to the transaction expenses). The notes require semi-annual payments of interest. Principal payments are due in two equal installments in March 2008 and 2009. The discount on the note was approximately $6,600 and is being amortized over the term of the notes. During the three-month period ended March 31, 2004 and the year ended December 31, 2003, respectively, approximately $276 (unaudited) and $903 was amortized and is included as a component of interest expense in the accompanying Consolidated Statements of Income.

WELLCARE HOLDINGS, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

  Note Payable to Related Party

      In conjunction with the business combination described in Note 2, the Company issued the Seller Note payable to the former stockholders of the Florida Companies. The Seller Note is secured by a portion of WHP’s common stock, had an initial principal amount of $53,000, bears interest at the rate of 5.25% per annum and is payable from September 15, 2003 through September 15, 2006. The principal amount of the Seller Note was subject to adjustment in both 2003 and 2004 based upon a number of earnouts and other contingencies set forth in the purchase agreement, including the capital adequacy of certain of the Florida Companies as of the closing date and the earnings of the Florida Medicare business during fiscal 2002, as described in Note 2. The Company entered into a settlement agreement in February 2004 that fixed the amount of the purchase price and the Seller Note. This settlement and the principal payments made during 2003 resulted in a balance due under the Seller Note of $119,738 at December 31, 2003. The seller continues to be obligated to provide the Company with indemnification for potential pre-acquisition claims.

  Short-Term Margin Payable

      The short-term margin payable consisted of agreements with unaffiliated financial institutions whereby the Company borrowed $50,000 under two separate margin agreements. One of the $25,000 agreements bore interest at the financial institutions base rate plus an applicable margin and the other agreement had fixed rates within the range of 1.5% to 2.82%. Both of these margin payable agreements were closed in 2003.

      Scheduled maturities of the Company’s debt, including the accreted amount of the senior discount notes, during fiscal years subsequent to December 31, 2003 are as follows:

2004	$48,170
2005	30,784
2006	40,784
2007	—
2008 and thereafter	21,615

$141,353

7.     COMMITMENTS AND CONTINGENCIES

     Litigation

      In early 2001, an action was filed against one of the Company’s HMO subsidiaries by a sales agency that had contracted to market the Predecessor’s commercial health plan. The plaintiff alleges that its contract requires WC to allow the plaintiff to serve as a sales agent for its Medicare health plans and seeks monetary damages, including lost profits over the alleged contract term. The Company intends to defend this matter vigorously.

      The Company is involved in legal actions in the normal course of business, some of which seek monetary damages, including claims for punitive damages, which are not covered by insurance or indemnifications from the sellers. These actions, including the action described in the preceding paragraph, when finally concluded and determined, will not, in the opinion of management, have a material adverse effect on the Company’s financial position, results of operations or cash flows.

     Operating Leases

      The Company has operating leases for office space, electronic data processing equipment, automobiles, software and terminal lines. Rental expense for the three months ended March 31, 2004 and 2003 was $508 and $729, respectively (unaudited). Rental expense totaled $2,273, $773, $993 and $1,701 for the year ended

WELLCARE HOLDINGS, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

December 31, 2003, the five-month period ended December 31, 2002, the predecessor seven-month period ended July 31, 2002 and the predecessor year ended December 31, 2001, respectively. Future minimum lease payments under noncancelable operating leases with initial or remaining lease terms in excess of one year at December 31, 2003 were:

2004	$1,641
2005	768
2006	535
2007	506
2008	527
Thereafter	881

$4,858

8.     MEMBERS’ EQUITY

      Under the Company’s Second Amended and Restated Limited Liability Company Agreement (the “LLC Agreement”), membership interests in the Company are represented by issued and outstanding Units. Units may be divided into one or more types, classes or series, with each type, class or series having the rights and privileges as may be set forth in the LLC Agreement. The Company is currently authorized to issue Preferred Units, Class A Common Units, Class B Common Units, Class C Common Units and other Common Units under the LLC Agreement.

      Upon the execution of the LLC Agreement as of September 5, 2002, the Company effected a unit split, pursuant to which each common unit then issued and outstanding was automatically converted into 333 1/3 of the same class of common unit.

      Each Class A Common Unit issued accrues, on a quarterly basis, an amount, referred to as the “Class A Common Yield,” equal to 8% per annum on the sum of (i) the Class A Common Capital Value of $3.00 per Class A Common Unit, less any portion of such amount previously distributed to the holder thereof pursuant to the terms of the LLC Agreement, and (ii) the accrued but unpaid portion of the Class A Common Yield for all prior quarterly periods.

      Class A Common Units and Class C Common Units are voting units, and entitle the holders thereof to one vote for each such Common Unit on all matters voted upon by members of the Company. Class B Common Units and any Preferred Units are non-voting units.

      Pursuant to the terms of the LLC Agreement, any distribution of cash or assets of the Company is to be made in the following order and priority:

      First, to the holders of Class A Common Units, in proportion to and to the extent of the accrued but unpaid Class A Common Yield on all outstanding Class A Common Units at the time of the distribution, until the entire amount of the accrued but unpaid Class A Common Yield on all outstanding Class A Common Units has been paid in full;

      Second, to the holders of Class A Common Units, in proportion to and to the extent of the Class A Common Capital Value of $3.00 per Class A Common Unit not distributed to the holders prior to the time of the distribution, until the entire amount of the Class A Common Capital Value on all outstanding Class A Common Units has been paid in full;

      Third, to the holders of Class B Common Units, in proportion to and to the extent of the Class B Common Capital Value per Class B Common Unit not distributed to the holders prior to the time of the

WELLCARE HOLDINGS, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

distribution, until the entire amount of the Class B Common Capital Value on all outstanding Class B Common Units has been paid in full; and

      Fourth, pro rata, based on the total number of common units of all classes outstanding, to the holders of all common units of all classes.

      The Company did not make any distributions during the periods ended December 31, 2003 and 2002, respectively. The aggregate amount of cumulative distribution preference, Class A Common Yield, in arrears at March 31, 2004, December 31, 2003 and 2002 is $9,924 (unaudited), $8,353 and $2,356, respectively.

      The Company has entered into agreements with certain members of management and others providing for the sale and issuance of Class A Common Units and Class C Common Units. The Class C Common Units issued or to be issued to management are subject to certain vesting restrictions, as set forth in the applicable agreements. A receivable has been recorded as a reduction of units outstanding and paid in capital for the amount of units issued to one of the Company’s board members.

      In September 2002, the Company adopted two equity plans, the 2002 Senior Executive Equity Plan (the “Executive Plan”) and the 2002 Employee Option Plan (the “Employee Plan”). Both plans permit senior executives and other key employees selected to participate to acquire ownership interests in the Company. The Board of Directors reserved an aggregate of 4,432,693 Common Units (which may consist of any combination of Class A Common Units and Class C Common Units) for issuance under the Executive Plan and the Employee Plan.

      Under the Executive Plan, participants are given the opportunity to purchase a specified number of Class A Common Units. As a result of such purchase, participants are granted a specified number of Class C Common Units, which may be subject to vesting over time or based upon the fulfillment of specified conditions. During the three months ended March 31, 2004, the year ended December 31, 2003 and the five-month period ending December 31, 2002, the Company sold 7,386 (unaudited), 98,333 and 0 Class A Common Units, respectively, pursuant to the plan, for net proceeds of $50 (unaudited), $295 and $0, respectively.

      Under the Employee Plan, participants are granted options to purchase Class A Common Units, at an exercise price to be specified in each individual option grant agreement. No options were exercised during 2003 or 2002.

      In general, Class A Common Units sold and Class C Common Units granted under the Executive Plan, and all Class A Common Units issued upon exercise of options granted under the Employee Plan, are subject to the Company’s right of repurchase upon the termination of the participant’s employment with the Company or any of its subsidiaries. During the year ended December 31, 2003, 3,333 Class A Common Units and 36,925 Class C Common Units were repurchased at the then fair market value at date of repurchase.

      The Board of Directors or any committee designated by the Board has the authority to select executives and other employees to participate in the Executive Plan and the Employee Plan, to determine the number of Class A Common Units to be sold and the number of Class C Common Units to be granted to participants in the Executive Plan, to determine the number of Class A Common Units subject to options granted under the Employee Plan, to determine the vesting schedule, if any, applicable to Class C Common Units issued under the Executive Plan and options granted under the Employee Plan, to determine the exercise price of option grants under the Employee Plan, and to otherwise administer the plans.

     Warrants

      On July 31, 2002, in conjunction with the purchase transaction, the Company issued to WHP warrants to purchase 2,287,037 Class B Common Units at an exercise price of $3.00 per Class B Common Unit. On the same date, in connection with WHP’s acquisition of the Florida Companies, WHP transferred the warrants to

WELLCARE HOLDINGS, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

certain of the former stockholders of the Florida Companies as part of the purchase price paid by WHP for the Florida Companies. The warrants have a 10-year term and are nontransferable during a restricted period from the date of issuance until the closing of a public offering registered with the Securities and Exchange Commission under the Securities Act of 1933. Management believes the warrants were issued at the then fair market value. The warrants were exercised in December 2003 by the former stockholders. The former stockholders issued a non-recourse note for the aggregate purchase price of $6,861 for the units; accordingly, the note has been shown as an offset to the number of units issued and outstanding and paid in capital.

     Restricted Unit Activity

      The following table summarizes information with respect to restricted unit activity:

Restricted units granted in 2002	2,093,519
Restricted units granted in 2003	2,910,117
Restricted units granted in the three months ended March 31, 2004 (unaudited)	—
Unit-based compensation for five months ended December 31, 2002	$1
Unit-based compensation for year ended December 31, 2003	$168
Unit-based compensation for the three months ended March 31, 2004 (unaudited)	$125
Restricted units subject to repurchase at December 31, 2003	1,532,368
Restricted units subject to repurchase at March 31, 2004 (unaudited)	1,963,723
Restricted units forfeited in 2003	124,202
Restricted units forfeited in the three months ended March 31, 2004 (unaudited)	35,000

     Unit Option Activity

      The following table summarizes equity option activity:

	Three Months Ended		Year Ended
	March 31, 2004		December 31, 2003

		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Units	Price	Units	Price

	(unaudited)
Outstanding at beginning of year	1,099,500	$3.69	—	—
Granted	514,500	6.77	1,099,500	$3.69
Exercised	—	—	—	—
Forfeited	(13,000)	3.00	—	—

Outstanding at end of period	1,601,000	$4.67	1,099,500	$3.69

Exercisable at end of period	106,042	$3.18	75,417	$3.00

      No unit options were issued or outstanding during the three months ended March 31, 2003.

WELLCARE HOLDINGS, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

      Most outstanding options under the various unit agreements vest over a four year period. Remaining non-exercisable options as of December 31, 2003 become exercisable as follows:

2004	325,646
2005	271,125
2006	254,458
2007	172,854

Total	1,024,083

      The following table summarizes information regarding options outstanding and exercisable:

	Options Outstanding			Options Exercisable

Weighted
Average
		Remaining	Weighted		Weighted
Range of		Contractual	Average		Average
Exercise	Number	Life	Exercise	Number	Exercise
Prices	Outstanding	(Years)	Price	Exercisable	Price

March 31, 2004 (unaudited)
$3.00 – $6.77	1,601,000	9.49	$4.67	106,042	$3.18
December 31, 2003
$3.00 – $5.26	1,099,500	9.54	$3.69	75,417	$3.00

      The minimum fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants during the period:

	Three Months Ended	Year Ended
	March 31, 2004	December 31, 2003

	(unaudited)
Weighted average risk-free interest rate	4.12%	3.98%
Range of risk-free interest rates	4.05% – 4.38%	3.37% – 4.52%
Term	6.75	6.75
Expected dividend yield	0%	0%
Volatility	50.2%	50.2%
Weighted average fair value for options granted	$6.77	$3.69

9.  STATUTORY CAPITAL AND DIVIDEND RESTRICTIONS

      State insurance laws and regulations prescribe accounting practices for determining statutory net income and surplus for HMOs and require, among other matters, the filing of financial statements prepared in accordance with statutory accounting practices prescribed or permitted for HMOs. State insurance regulations also require the maintenance of a minimum compulsory surplus based on various factors. At March 31, 2004 (unaudited) and December 31, 2003, the Company’s HMO subsidiaries were in compliance with these minimum compulsory surplus requirements. The combined statutory capital and surplus of the Company’s HMO subsidiaries was $59,679 (unaudited), $59,534 and $37,629 at March 31, 2004, December 31, 2003 and 2002, respectively, compared to the required surplus of $32,661 (unaudited), $34,544 and $23,881 at March 31, 2004, December 31, 2003 and 2002, respectively.

WELLCARE HOLDINGS, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

      Dividends paid by the Company’s HMO subsidiaries are limited by state insurance regulations. The insurance regulator in each state of domicile may disapprove any dividend that, together with other dividends paid by a subsidiary in the prior twelve months, exceeds the regulatory maximum as computed for the HMO based on its statutory surplus and net income.

10.  INCOME TAXES

      The Company is considered a partnership for federal income tax purposes and is not part of the consolidated filing with its subsidiaries. The Companies’ subsidiaries file a consolidated federal income tax return. The Company and the subsidiaries file separate state franchise, income and premium tax returns as applicable.

      The following table provides components of income tax expense for the following periods:

			Successor

	Three Months	Three Months		Five-Month
	Ended	Ended	Year Ended	Period Ended
	March 31,	March 31,	December 31,	December 31,
	2004	2003	2003	2002

	(unaudited)
Current:
Federal	$4,052	$1,971	$13,465	$8,705
State	721	279	1,906	1,820

	4,773	2,250	15,371	10,525

Deferred:
Federal	(804)	205	1,398	(4,980)
State	(105)	27	186	(740)

	(909)	232	1,584	(5,720)

Total	$3,864	$2,482	$16,955	$4,805

      A reconciliation of income tax at the effective rate to income tax at the statutory federal rate is as follows:

	Three Months	Three Months		Five-Month
	Ended	Ended	Year Ended	Period Ended
	March 31,	March 31,	December 31,	December 31,
	2004	2003	2003	2002

	(unaudited)
Income tax expense at statutory rate	$3,393	$2,069	$14,256	$3,312
Increase (reduction) resulting from:
State income tax net of federal benefit	401	234	1,611	708
Provision to return differences	—	—	403	—
Effect of non-deductible expenses and other, net	70	179	685	785

Total income tax expense	$3,864	$2,482	$16,955	$4,805

WELLCARE HOLDINGS, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

      The significant components of the Company’s deferred tax assets and liabilities are as follows:

		December 31,
	March 31,
	2004	2003	2002

	(unaudited)
Deferred tax assets:
Medical and other benefits discounting	$5,288	$2,178	$1,890
Unearned premium discounting	4,053	5,968	1,809
Accrued expenses and other	2,636	3,890	5,198

	11,977	12,036	8,897

Deferred tax liabilities:
Goodwill, other intangibles and other	4,255	4,155	99
Prepaid liabilities	—	1,068	421

	4,255	5,223	520

Net deferred tax asset	$7,722	$6,813	$8,377

11.  RELATED-PARTY TRANSACTIONS

     Transaction Expenses

      The Company reimbursed expenses and paid transaction fees of $83 and $3,668, for the year ended December 31, 2003 and the five-month period ended December 31, 2002, respectively, to the majority stockholder of the Company. The transaction fees reimbursed of $3,668 included outside parties’ direct fees for consulting and legal services, and were capitalized as part of the aggregate purchase price of the acquisition of the Acquired Subsidiaries. Other reimbursed expenses have been included within selling, general and administrative expenses.

     Seller Note

      The Seller Note described in Notes 2 and 6 related to the acquisition of the Subsidiaries is due to a former stockholder of the Florida Companies, who also serves as a director for WC and HE.

     Note Payable to Related Party

      In conjunction with the business combination described in Note 2, the Company issued the Seller Note payable to the former stockholders of the Florida Companies. The Seller Note is secured by a portion of WHP’s common stock, had an initial principal amount of $53,000 plus earnouts and other purchase price adjustments that are subject to certain balance sheet amounts and operating results during 2002, as determined in accordance with the purchase agreement, bears interest at the rate of 5.25% per annum, and is payable from September 15, 2003 through September 15, 2005. The Company entered into a settlement agreement on February 12, 2004 that fixed the amount of the purchase price and Seller Note. This settlement and the principal payments made during 2003 resulted in a balance due under the Seller Note of $119,738 at December 31 2003. The seller continues to be obligated to provide the Company with indemnification for potential pre-acquisition claims.

WELLCARE HOLDINGS, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

     Consulting Fees

      For the year ended December 31, 2003 and the five-month period ended December 31, 2002, the Company incurred consulting fees of $35 and $190, respectively, to former stockholders of the Acquired Subsidiaries.

     Empire Solutions

      Until June 2003, the Company retained Empire Solutions to provide services such as claims data entry and information technology-related services, pursuant to an agreement between Empire Solutions and CHMI. The Company’s former majority stockholder, who also serves as a director of WC and HE, is the Chief Executive Officer and sole owner of Empire Solutions. From the date of the Company’s acquisition of the Acquired Subsidiaries through the date of the Company’s termination of the agreement, the Company purchased $584 in the aggregate from Empire Solutions.

     IntelliClaim

      In March 2003, the Company entered into an agreement with IntelliClaim, Inc. pursuant to which the Company licenses software and purchases maintenance, support and related services, from IntelliClaim. A member of the Company’s board of directors is the Chairman and Chief Executive Officer of IntelliClaim. In 2003, the Company purchased $263 of services in the aggregate from IntelliClaim.

     Bay Area Primary Care and Bay Area Multi Specialty Group

      The Company conducts business with Bay Area Primary Care and Bay Multi Specialty Group, which provide medical and professional services to a portion of the Company’s membership base. These entities are owned and controlled by a former stockholder of the Florida Companies, who also serves as a director for WC and HE. In 2003 and 2002, the Company purchased $1,131 and $2,280, respectively, in the aggregate from Bay Area Primary Care and Bay Multi Specialty Group.

12.  EMPLOYEE BENEFIT PLAN

      The Company, through its subsidiary, CHMI, began offering a defined contribution 401(k) in December 2002. The amount of matching contribution expense incurred in the year ended December 31, 2003 and the five-month period ended December 31, 2002 was $241 and $14, respectively. The Predecessor had a separate defined contribution 401(k) plan and made matching contributions of $127 and $200 for the Predecessor seven-month period ended July 31, 2002 and the Predecessor year ended December 31, 2001.

13.  SEGMENT REPORTING:

      The Company has two reportable segments: Medicaid and Medicare. The segments were determined based upon the type of governmental administration and funding of the health plans. Segment performance is evaluated based upon earnings from operations without corporate allocations. Accounting policies of the segments are the same as those described in Note 1.

      The Medicaid segment includes operations to provide healthcare services to recipients that are eligible for state supported programs including Medicaid and children’s health programs. The Medicare segment includes operations to provide healthcare services to recipients who are eligible for the federally supported Medicare program. The corporate and other segment includes revenue and claims associated with commercial members, investment and other income and selling, general and administrative expenses not allocated.

      Assets and equity details by segment have not been disclosed, as they are not reported internally by the Company.

WELLCARE HOLDINGS, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

			Successor		Predecessor

	Three Months	Three Months		Five-Month	Seven-Month
	Ended	Ended	Year Ended	Period Ended	Period Ended	Year Ended
	March 31,	March 31,	December 31,	December 31,	July 31,	December 31,
	2004	2003	2003	2002	2002	2001

	(unaudited)
Revenue:
Medicaid	$216,434	$175,167	$741,328	$269,197	$330,490	$455,764
Medicare	84,695	70,506	288,940	121,367	171,047	236,295
Corporate and other	707	5,884	15,714	11,241	18,495	58,225

Total	301,836	251,557	1,045,982	401,805	520,032	750,284
Medical benefits expense:
Medicaid	183,062	151,778	609,233	222,007	274,672	364,293
Medicare	67,969	57,606	238,933	107,384	145,768	219,505
Corporate and other	404	4,633	12,887	12,372	14,484	53,708

Total	251,435	214,017	861,053	341,763	434,924	637,506
Selling, general and administrative expense:
Medicaid	23,988	18,969	87,586	30,862	35,987	56,448
Medicare	8,915	7,050	33,307	13,119	16,354	25,057
Corporate and other	3,888	1,300	5,213	1,403	2,151	4,774

Total	36,791	27,319	126,106	45,384	54,492	86,279
EBITDA
Medicaid	9,384	4,420	44,509	16,328	19,831	35,023
Medicare	7,811	5,850	16,700	864	8,925	(8,267)
Corporate and other	(3,585)	(49)	(2,386)	(2,534)	1,860	(257)

14.  QUARTERLY FINANCIAL INFORMATION (unaudited)

      Selected unaudited quarterly financial data in 2003 and 2002 are as follows:

	Successor

	For the Three-Month Period Ended

	March 31,	June 30,	September 30,	December 31,
	2003	2003	2003	2003

Total revenues	$251,557	$254,157	$260,548	$279,720
Income before income taxes	5,910	11,221	15,713	7,648
Net income	3,428	6,508	7,687	5,914
Class A common unit yield	(1,448)	(1,478)	(1,511)	(1,560)
Net income attributable to common units	$1,980	$5,030	$6,176	$4,354

Income per unit — basic	0.07	0.19	0.23	0.16
Income per unit — diluted	0.07	0.17	0.20	0.14
Period end membership	482,000	489,000	497,000	555,000

WELLCARE HOLDINGS, LLC

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

			Pro Forma
	Predecessor		Combined	Successor

	For the Three-Month Period Ended

	March 31,	June 30,	September 30,	December 31,
	2002	2002	2002	2002

Total revenues	$213,766	$226,566	$240,681	$240,824
Income before income taxes	11,887	11,299	6,454	7,753
Net income	11,887	11,299	5,923	3,479
Class A common unit yield			(936)	(1,420)
Net income attributable to common units			$4,987	$2,059

Income per unit — basic			$0.19	$0.08
Income per unit — diluted			$0.19	$0.07
Period end membership	412,000	436,000	447,000	470,000

      The sum of the quarterly earnings per unit amounts do not equal the amount reported since per unit amounts are computed independently for each quarter and for the full year based on respective weighted-average units outstanding and other dilutive potential units.

15.  SUBSEQUENT EVENTS

      In March 2004, WHP entered into a new lease to relocate its corporate headquarters, which it expects to occupy during the second half of 2004. The new lease is for approximately 140,000 square feet of office space and is scheduled to expire in 2011.

      In June 2004, WHP acquired Harmony Health Systems, Inc., (“Harmony”), a provider of Medicaid managed care plans in Illinois and Indiana. Harmony provides services to over 84,000 members. For the three months ended March 31, 2004 (unaudited) and the year ended December 31, 2003, Harmony’s revenues were $31,685 and $112,601, respectively, and medical expenses were $24,027 and $82,488, respectively.

      In May 2004, the Company, WHP and certain subsidiaries entered into a credit agreement and obtained two new credit facilities, consisting of a senior secured term loan facility in the amount of $160 million and a revolving credit facility in the amount of $50 million, of which $10 million is available for short-term borrowings on a swingline basis. The term loan facility will mature in May 2009, and the revolving credit facility will mature in May 2008. The Company is a party to this facility for the purpose of guaranteeing the indebtedness of WHP and certain of its subsidiaries.

      Concurrently, the Company entered into an agreement with the former stockholders to prepay $85.0 million of the principal balance of the Seller Note using the proceeds of the new senior secured term loan facility. In addition, $3.0 million of the principal balance of the note was forgiven in consideration of that prepayment. The remaining balance of the note, $28.2 million, is due on September 15, 2006, and would be due immediately upon the sale of the Company. The Company also used the proceeds of the new senior secured term loan facility to prepay (for $18.3 million) the $16.2 million senior discount note and terminated the line of credit.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of WellCare Group, Inc.

Tampa, Florida

      We have audited the accompanying balance sheet of WellCare Group, Inc. (the Company) as of February 9, 2004. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

      We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

      In our opinion, such balance sheet presents fairly, in all material respects, the financial position of the Company as of February 9, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Tampa, Florida
February 12, 2004

WELLCARE GROUP, INC.

BALANCE SHEET

	March 31,	February 9,
	2004	2004

	(unaudited)
Assets
Cash	$1,000	$1,000

Total Assets	$1,000	$1,000

Shareholder’s Equity
Shareholder’s Equity:
Common Stock (100 shares authorized, issued and outstanding, $0.01 par value)	1	1
Paid-In Capital	999	999

Total Shareholders’ Equity	$1,000	$1,000

See notes to financial statements.

WELLCARE GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

March 31, 2004 (unaudited) and February 9, 2004

1.	ORGANIZATION, BASIS OF PRESENTATION, AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      WellCare Group, Inc. (the “Company”) is a Delaware corporation incorporated on February 5, 2004 (date of inception) for the purpose of merging with WellCare Holdings, LLC (“Holdings”) and its subsidiaries. Holdings, through its subsidiaries, provides managed care programs and related benefits to individuals under Medicaid, Medicare, and other state-sponsored children and family health insurance programs. Holdings operates in the states of Florida, New York and Connecticut.

      The Company did not have any operating activity during the period February 5, 2004 (date of inception) to February 9, 2004.

     Basis of Presentation

      The financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

     Cash

      The Company holds cash in a demand deposit account.

2.	INITIAL PUBLIC OFFERING AND RELATED SUBSEQUENT EVENTS

      In February 2004, the Board of Directors of Holdings authorized a plan to reorganize Holdings as a corporation, by means of a merger of Holdings with and into the Company, in anticipation of a planned initial public offering of the reorganized company’s common stock.

WellCare® HEALTH PLANS, INC. | *The WellCare Group of Companies*

WellCare

Staywell

HealthEase

Preferred*One*

Harmony

Our team of over 1,400 associates and over 22,000 physician partners serve over half a million members in the states of Florida, New York, Connecticut, Illinois and Indiana. Headquartered in Tampa, Florida, the WellCare Group of Companies operates plans under several local brands – WellCare, Staywell, HealthEase, Preferred*One* and Harmony.

THE COMMON SENSE APPROACH TO HEALTHCARE

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.     Other Expenses of Issuance and Distribution

      The expenses (other than underwriting discounts and commissions and the underwriters’ non-accountable expense allowance) payable in connection with the sale of the common stock offered in this Registration Statement are as follows:

Securities and Exchange Commission registration fee		$126,700
NASD filing fee		10,500
NYSE filing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses (including legal fees)		*
Transfer agent and rights agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

      All expenses are estimated except for the SEC fee and the NASD fee.

Item 14.     Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law (the “DGCL”) provides, in effect, that any person made a party to any action by reason of the fact that he is or was a director, officer, associate or agent of WellCare may and, in certain cases, must be indemnified by WellCare against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys’ fees) incurred by him as a result of such action, and in the case of a derivative action, against expenses (including attorneys’ fees), if in either type of action he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of WellCare. This indemnification does not apply, in a derivative action, to matters as to which it is adjudged that the director, officer, associate or agent is liable to WellCare, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for expenses, and, in a non-derivative action, to any criminal proceeding in which such person had reasonable cause to believe his conduct was unlawful.

      Article 6 of WellCare’s certificate of incorporation provides that no director of WellCare shall be liable to WellCare or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL.

      Article 7 of WellCare’s certificate of incorporation also provides that WellCare shall indemnify to the fullest extent permitted by Delaware law any and all of its directors and officers, or former directors and officers, or any person who may have served at WellCare’s request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise.

      Reference is made to Section 9 of the underwriting agreement to be filed as Exhibit 1.1 hereto, pursuant to which the underwriters have agreed to indemnify officers and directors of WellCare against certain liabilities under the Securities Act.

      WellCare has entered into indemnification agreements with each director and certain officers of WellCare, a form of which is to be filed as Exhibit 10.24 to this registration statement. Pursuant to such agreements, WellCare will be obligated, to the extent permitted by applicable law, to indemnify such directors and officers against all expenses, judgments, fines and penalties incurred in connection with the defense or settlement of any actions brought against them by reason of the fact that they were directors or officers of WellCare or assumed certain responsibilities at the direction of WellCare. WellCare also intends to purchase directors and officers liability insurance in order to limit its exposure to liability for indemnification of directors and officers.

Item 15.	Recent Sales of Unregistered Securities

Certain Sales of Securities.

      Except as set forth below, in the three years preceding the filing of this registration statement, the registrant has not issued any securities that were not registered under the Securities Act.

      In February 2004, upon the incorporation of the registrant, the registrant issued 100 shares of common stock to WellCare Holdings, LLC (“Holdings”) in exchange for $1,000.

      In February 2004, the Board of Directors of Holdings authorized a plan to reorganize Holdings as a corporation, by means of a merger of Holdings with and into the registrant. Upon the consummation of the reorganization, which will take place immediately prior to the closing of the offering contemplated by this registration statement:

•	assuming an initial public offering price of $15.00 per share, the registrant will issue an aggregate of 29,227,981 shares of common stock in exchange for 23,550,110 Class A Common Units, 2,287,037 Class B Common Units and 4,807,508 Class C Common Units of Holdings;

•	all outstanding options issued by Holdings will automatically be converted into options to acquire shares of common stock of the registrant.

      The foregoing sales of securities were made, or will be made, in reliance upon the exemption from the registration provisions of the Securities Act provided for by Section 4(2) thereof for transactions not involving a public offering. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

Item 16.     Exhibits and Financial Statement Schedules

      (a) Exhibits

1.1*	Form of Underwriting Agreement.
2.1	Agreement and Plan of Merger, dated as of February 12, 2004, between WellCare Holdings, LLC and WellCare Group, Inc.
3.1**	Certificate of Incorporation.
3.2*	Form of Amended and Restated Certificate of Incorporation (to be filed with the Delaware Secretary of State immediately prior to the closing of the offering covered by this Registration Statement).
3.3**	Bylaws.
3.4*	Form of Amended and Restated Bylaws (to be adopted immediately prior to the closing of the offering covered by this Registration Statement).
4.1*	Specimen common stock certificate.
5.1*	Opinion of Greenberg Traurig, LLP.
10.1**	Form of AHCA 2002-2004 Medicaid Health Maintenance Organization Contract, dated July 2002.
10.2**	Amendment Nos. 1 through 7 to AHCA 2002-2004 Medicaid Health Maintenance Organization Contract, dated July 2002, for Well Care HMO, Inc.
10.3**	Amendment Nos. 1 through 9 to AHCA 2002-2004 Medicaid Health Maintenance Organization Contract, dated July 2002, for HealthEase of Florida, Inc.

10.4**	Contract, dated September 26, 2003, between the Centers for Medicare & Medicaid Services and Well Care HMO, Inc.
10.5**	Purchase Agreement, dated as of May 17, 2002, by and among WellCare Holdings, LLC, WellCare Acquisition Company, the stockholders listed on the signature page thereto, Well Care HMO, Inc., HealthEase of Florida, Inc., Comprehensive Health Management of Florida, Inc. and Comprehensive Health Management, L.C.
10.6*	Amended and Restated Senior Subordinated Non-Negotiable Promissory Note, dated February 12, 2004.
10.7*	Amendment and Settlement Agreement, dated February 12, 2004, among WellCare Holdings, LLC, WellCare Health Plans, Inc., Kiran C. Patel, Pallavi Patel, Pradip C. Patel, Swati Patel, Rupesh Shah and Nita Shah.
10.8**	Equity and Warrant Agreement, dated as of July 31, 2002, among WellCare Holdings, LLC, Kiran C. Patel, M.D., Pradip C. Patel and Rupesh Shah.
10.9**	Investor Rights Agreement, dated as of July 31, 2002, by and among WellCare Holdings, LLC, Kiran C. Patel, M.D., Pradip C. Patel and Rupesh Shah.
10.10**	Pledge Agreement, dated as of July 31, 2002, by and between WellCare Holdings, LLC and Kiran C. Patel, as Stockholder Representative.
10.11**	Merger Agreement, dated as of May 17, 2002, by and among WellCare Acquisition Company, WellCare Merger Sub, Inc. and The WellCare Management Group, Inc.
10.12**	Contribution Agreement, dated as of July 31, 2002, by and between WellCare Holdings, LLC and Soros Private Equity Investors LP.
10.13**	Registration Rights Agreement, dated as of September 6, 2002, by and among WellCare Holdings, LLC and certain equityholders.
10.14**	WellCare Holdings, LLC 2002 Senior Executive Equity Plan.
10.15**	Form of Subscription Agreement under 2002 Senior Executive Equity Plan.
10.16**	WellCare Holdings, LLC 2002 Employee Option Plan.
10.17**	Form of Time Vesting Option Agreement under 2002 Employee Option Plan.
10.18*	2004 Equity Incentive Plan.
10.19*	Employee Stock Purchase Plan.
10.20*	Employment Agreement, dated as of July 31, 2002, among WellCare Acquisition Company, Comprehensive Health Management, Inc. and Todd S. Farha.
10.21*	Employment Agreement, dated as of October 10, 2002, among WellCare Acquisition Company, Comprehensive Health Management, Inc. and Heath Schiesser.
10.22*	Employment Agreement, dated as of November 18, 2002, among WellCare Health Plans, Inc., Comprehensive Health Management, Inc. and Thaddeus Bereday.
10.23*	Employment Agreement, dated as of September 15, 2003, among WellCare Health Plans, Inc., Comprehensive Health Management, Inc. and Paul Behrens.
10.24	Form of Indemnification Agreement.
10.25**	Management Subscription Agreement, dated as of September 6, 2002, between WellCare Holdings, LLC and Todd S. Farha.
10.26**	Agreement, dated March 25, 2003, between Comprehensive Health Management, Inc. and IntelliClaim, Inc.
10.27**	Consulting Agreement, dated November 2003, between Comprehensive Health Management, Inc. and Ruben King-Shaw, Jr.
10.28**	Merger Agreement, dated as of March 3, 2004, by and among WellCare Health Plans, Inc., Zephyr Acquisition Sub, Inc., Harmony Health Systems, Inc. and the stockholders and option holders listed on the signature page thereto.
10.29	Credit Agreement, dated as of May 13, 2004, by and among WellCare Holdings, LLC, WellCare Health Plans, Inc., The WellCare Management Group, Inc., Comprehensive Health Management, Inc. and Credit Suisse First Boston, as Administrative Agent.

10.30*	Prepayment and Amendment Agreement, dated as of May 11, 2004, among WellCare Holdings LLC, WellCare Health Plans, Inc., Kiran C. Patel, Pallavi Patel, Pradip C. Patel, Swati Patel, Rupesh Shah and Nita Shah.
16.1**	Letter regarding change in certifying accountant.
21.1*	List of subsidiaries.
23.1	Consents of Deloitte & Touche, LLP.
23.2*	Consent of Greenberg Traurig, LLP (included in Exhibit 5.1).
24.1**	Power of Attorney (previously included in the signature page to this Registration Statement).

*	To be filed by amendment.

**	Previously filed.

      (b) Financial Statement Schedules

      The following financial statement schedule is filed as part of this Registration Statement:

Schedule II — Valuation and Qualifying Accounts and Reserves	S-1

Item 17.     Undertakings

      The undersigned registrant hereby undertakes

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes (1) to provide to the underwriter at the closing specified in the standby underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser; (2) that for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (3) that for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tampa, Florida, on June 8, 2004.

WELLCARE GROUP, INC.

By:	/s/ TODD S. FARHA

Todd S. Farha
Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature		Title	Date

/s/ TODD S. FARHA Todd S. Farha		President, Chief Executive Officer and Director (Principal Executive Officer)	June 8, 2004

/s/ PAUL BEHRENS Paul Behrens		Chief Financial Officer (Principal Financial and Accounting Officer)	June 8, 2004

* Regina Herzlinger		Director	June 8, 2004

* Kevin Hickey		Director	June 8, 2004

* Alif Hourani		Director	June 8, 2004

* Glen R. Johnson		Director	June 8, 2004

* Ruben Jose King-Shaw, Jr.		Director	June 8, 2004

* Christian Michalik		Director	June 8, 2004

* Neal Moszkowski		Director	June 8, 2004

*B	y: /s/ THADDEUS BEREDAY Thaddeus Bereday Attorney-in-fact		June 8, 2004

Schedule II — Valuation and Qualifying Accounts and Reserves

	Balance at
	Beginning of	Charged to		Balance at
	Period	Costs and Expenses	Deductions	End of Period

	(in thousands)
Year Ended December 31, 2003
Deducted from assets:
Allowance for uncollectible accounts; Medicare Advances	$580	$4,479	$232	$4,827
Year Ended December 31, 2002
Deducted from assets:
Allowance for uncollectible accounts; Medical Advances	—	580	—	580

S-1

EXHIBIT INDEX

Exhibit
Number		Description

1.1*		Form of Underwriting Agreement.
2.1		Agreement and Plan of Merger, dated as of February 12, 2004, between WellCare Holdings, LLC and WellCare Group, Inc.
3.1**		Certificate of Incorporation.
3.2*		Form of Amended and Restated Certificate of Incorporation (to be filed with the Delaware Secretary of State immediately prior to the closing of the offering covered by this Registration Statement).
3.3**		Bylaws.
3.4*		Form of Amended and Restated Bylaws (to be adopted immediately prior to the closing of the offering covered by this Registration Statement).
4.1*		Specimen common stock certificate.
5.1*		Opinion of Greenberg Traurig, LLP.
10.1**		Form of AHCA 2002-2004 Medicaid Health Maintenance Organization Contract, dated July 2002.
10.2**		Amendment Nos. 1 through 7 to AHCA 2002-2004 Medicaid Health Maintenance Organization Contract, dated July 2002, for Well Care HMO, Inc.
10.3**		Amendment Nos. 1 through 9 to AHCA 2002-2004 Medicaid Health Maintenance Organization Contract, dated July 2002, for HealthEase of Florida, Inc.
10.4**		Contract, dated September 26, 2003, between the Centers for Medicare & Medicaid Services and Well Care HMO, Inc.
10.5**		Purchase Agreement, dated as of May 17, 2002, by and among WellCare Holdings, LLC, WellCare Acquisition Company, the stockholders listed on the signature page thereto, Well Care HMO, Inc., HealthEase of Florida, Inc., Comprehensive Health Management of Florida, Inc. and Comprehensive Health Management, L.C.
10.6*		Amended and Restated Senior Subordinated Non-Negotiable Promissory Note, dated February 12, 2004.
10.7*		Amendment and Settlement Agreement, dated February 12, 2004, among WellCare Holdings, LLC, WellCare Health Plans, Inc., Kiran C. Patel, Pallavi Patel, Pradip C. Patel, Swati Patel, Rupesh Shah and Nita Shah.
10.8**		Equity and Warrant Agreement, dated as of July 31, 2002, among WellCare Holdings, LLC, Kiran C. Patel, M.D., Pradip C. Patel and Rupesh Shah.
10.9**		Investor Rights Agreement, dated as of July 31, 2002, by and among WellCare Holdings, LLC, Kiran C. Patel, M.D., Pradip C. Patel and Rupesh Shah.
10.10*	*	Pledge Agreement, dated as of July 31, 2002, by and between WellCare Holdings, LLC and Kiran C. Patel, as Stockholder Representative.
10.11*	*	Merger Agreement, dated as of May 17, 2002, by and among WellCare Acquisition Company, WellCare Merger Sub, Inc. and The WellCare Management Group, Inc.
10.12*	*	Contribution Agreement, dated as of July 31, 2002, by and between WellCare Holdings, LLC and Soros Private Equity Investors LP.
10.13*	*	Registration Rights Agreement, dated as of September 6, 2002, by and among WellCare Holdings, LLC and certain equityholders.
10.14*	*	WellCare Holdings, LLC 2002 Senior Executive Equity Plan.
10.15*	*	Form of Subscription Agreement under 2002 Senior Executive Equity Plan.
10.16*	*	WellCare Holdings, LLC 2002 Employee Option Plan.
10.17*	*	Form of Time Vesting Option Agreement under 2002 Employee Option Plan.
10.18*		2004 Equity Incentive Plan.
10.19*		Employee Stock Purchase Plan.
10.20*		Employment Agreement, dated as of July 31, 2002, among WellCare Acquisition Company, Comprehensive Health Management, Inc. and Todd S. Farha.
10.21*		Employment Agreement, dated as of October 10, 2002, among WellCare Acquisition Company, Comprehensive Health Management, Inc. and Heath Schiesser.

Exhibit
Number		Description

10.22*		Employment Agreement, dated as of November 18, 2002, among WellCare Health Plans, Inc., Comprehensive Health Management, Inc. and Thaddeus Bereday.
10.23*		Employment Agreement, dated as of September 15, 2003, among WellCare Health Plans, Inc., Comprehensive Health Management, Inc. and Paul Behrens.
10.24		Form of Indemnification Agreement.
10.25*	*	Management Subscription Agreement, dated as of September 6, 2002, between WellCare Holdings, LLC and Todd S. Farha.
10.26*	*	Agreement, dated March 25, 2003, between Comprehensive Health Management, Inc. and IntelliClaim, Inc.
10.27*	*	Consulting Agreement, dated November 2003, between Comprehensive Health Management, Inc. and Ruben King-Shaw, Jr.
10.28*	*	Merger Agreement, dated as of March 3, 2004, by and among WellCare Health Plans, Inc., Zephyr Acquisition Sub, Inc., Harmony Health Systems, Inc. and the stockholders and option holders listed on the signature page thereto.
10.29		Credit Agreement, dated as of May 13, 2004, by and among WellCare Holdings, LLC, WellCare Health Plans, Inc., The WellCare Management Group, Inc., Comprehensive Health Management, Inc. and Credit Suisse First Boston, as Administrative Agent.
10.30*		Prepayment and Amendment Agreement, dated as at May 11, 2004, among WellCare Holdings LLC, WellCare Health Plans, Inc., Kiran C. Patel, Pallavi Patel, Pradip C. Patel, Swati Patel, Rupesh Shah and Nita Shah.
16.1**		Letter regarding change in certifying accountant.
21.1*		List of subsidiaries.
23.1		Consents of Deloitte & Touche, LLP.
23.2*		Consent of Greenberg Traurig, LLP (included in Exhibit 5.1).
24.1**		Power of Attorney (previously included in the signature page to this Registration Statement).

*	To be filed by amendment.

**	Previously filed.